Exhibit 99.2

TRUST INDENTURE

between

Carbon Revolution Operations Pty Ltd,
as Issuer

and

UMB Bank, National Association,

as Trustee

$60,000,000
Carbon Revolution Operations Pty Ltd
Fixed Rate Senior Notes, Series 2023-A
(Collateralized Loan Insurance Program)

Dated as of May 23, 2023

TABLE OF CONTENTS

		Page

ARTICLE I

	DEFINITIONS, USAGE AND INTERPRETATIONS

Section 1.01.	Definitions	9
Section 1.02	Interpretation	26
Section 1.03	Captions and Headings	27
Section 1.04.	Preamble and Granting Clauses Incorporated	27

ARTICLE II
THE SERIES 2023-A NOTES

ARTICLE III
ESTABLISHMENT OF FUNDS; APPLICATION OF
PROCEEDS; INVESTMENTS

ARTICLE IV

DISBURSEMENT, OBLIGOR PAYMENTS AND PREPAYMENT REDEMPTION

ARTICLE V
EXTRAORDINARY REDEMPTION AND SPECIAL REDEMPTION

Section 5.01.	Causes of Extraordinary Redemption	47
Section 5.02.	Action after Extraordinary Redemption Event	47
Section 5.03.	Payment of Series 2023-A Notes after Extraordinary Redemption Event	48
Section 5.04.	Event of Special Redemption	48
Section 5.05.	Obligor Nonpayment Cure	48

ARTICLE VI
EVENTS OF DEFAULT AND REMEDIES THEREFOR

ARTICLE VII
INSURANCE AND INSURANCE CLAIM FOR OBLIGOR’S NONPAYMENT

Section 7.01.	Insurance Policy Collateralizing the Disbursement	53
Section 7.02.	Terms of Insurance Policy	53
Section 7.03.	Missed Payment under Proceeds Disbursing Agreement	53
Section 7.04.	Obligor Payment Grace Period	53
Section 7.05.	Notification of Special Redemption	54
Section 7.06.	Payment of Series 2023-A Notes on Next Note Payment Date	54
Section 7.07.	Trustee to File Claim Notices	54

ARTICLE VIII
CONCERNING THE TRUSTEE

ARTICLE IX
SUPPLEMENTAL INDENTURES AND
AMENDMENTS TO TRANSACTION DOCUMENTS

ARTICLE X
REPRESENTATIONS AND WARRANTIES

Section 10.01.	General Representations and Warranties of the Issuer	72
Section 10.02.	Representations and Warranties of the Trustee	77

ARTICLE XI
AUSTRALIAN TAX MATTERS

Section 11.01.	Public Offer Representations and Warranties of the Issuer	78
Section 11.02.	Tax gross-up	78
Section 11.03.	Tax indemnity	79

ARTICLE XII
MISCELLANEOUS PROVISIONS

ARTICLE XIII
DISCHARGE OF LIEN

Section 13.01.	Discharge of Lien	86
Section 13.02.	Remaining Funds	87

Exhibit A:	Form of Series 2023-A Notes
Exhibit B:	Form of Investor Letter
Exhibit C:	Notice to Authenticate and Release Series 2023-A Notes
Exhibit D:	Insurance Premium Fund Deposits
Exhibit E:	Schedule of Fees and Expenses
Exhibit F:	Form of Notice of Early Redemption from Issuer to Trustee
Exhibit G:	Form of Notice of Early Redemption from Trustee to DTC for Noteholders
Exhibit H:	Copy of Insurance Policy Binder

TRUST INDENTURE

THIS TRUST INDENTURE, dated as of May 23, 2023 (this “Indenture”), is made by Carbon Revolution Operations Pty Ltd ACN 154 435 355, a company limited by shares and incorporated in Australia (“Carbon” or the “Issuer”) as the issuer of $60,000,000 Carbon Revolution Operations Pty Ltd Fixed Rate Senior Notes, Series 2023-A (Collateralized Loan Insurance Program) (the “Series 2023-A Notes”) and UMB Bank, National Association, as trustee (in such capacity, the “Trustee”).  Any capitalized terms in this Indenture that are not otherwise defined herein shall have the meaning set forth in Section 1.01 hereof.

W I T N E S S E T H:

WHEREAS, the Issuer is entering into this Indenture with the Trustee for the purpose of authorizing the issuance of the Series 2023-A Notes, which Series 2023-A Notes will be issued to provide the Trustee with funds to be disbursed to Carbon, as obligor, pursuant to the below-defined Proceeds Disbursing Agreement; and

WHEREAS, simultaneously with the issuance of the Series 2023-A Notes, the Trustee, Carbon, and the other entities listed as co-obligors with Carbon as described below (collectively, the “Co-Obligors”) and Newlight Capital, LLC, as servicer (the “Servicer”) will enter into a Proceeds Disbursing and Security Agreement, dated as of May 23, 2023 (the “Proceeds Disbursing Agreement”) pursuant to which the Trustee, as disbursing agent (the “Disbursing Agent”) will disburse the proceeds of the Series 2023-A Notes to the Issuer (the “Disbursement”); and

WHEREAS, the Issuer will use the proceeds of the Disbursement to pay off specified existing debt, for working capital purposes, for certain capital expenditures and for general business and corporate purposes of the Issuer; and

WHEREAS, the Co-Obligors will make payments of principal of and interest on the Disbursement to the Trustee from all of the revenue and assets of the Co-Obligors, as described herein and in the Proceeds Disbursing Agreement (the “Co-Obligor Payments”); and

WHEREAS, the Co-Obligor Payments will also be collateralized by a Lender Collateral Residual Value Insurance Policy (the “Insurance Policy”) issued by Great American E & S Insurance Company (the “Insurer”); and

WHEREAS, the Trustee will make payments of principal of and interest on the Series 2023-A Notes from amounts received from the Co-Obligors under the Proceeds Disbursing Agreement as Co-Obligor Payments; and

WHEREAS, payment of principal of and interest on the Series 2023-A Notes will be secured and collateralized solely by the sources that comprise the below-defined Trust Estate (which Trust Estate has been assigned by the Trustee to the Servicer), and the Issuer has no obligation to make payments of principal of or interest on the Series 2023-A Notes other than from the below-defined Trust Estate; and

WHEREAS, the Co-Obligors, the Trustee, the Insurer, and Newlight Capital, LLC, as monitor (the “Monitor”) will enter into a Disbursement Monitoring Agreement, dated May 23, 2023 (the “Disbursement Monitoring Agreement”), pursuant to which the Monitor will provide certain monitoring services related to the Disbursement and the Insurance Policy, as provided in such Disbursement Monitoring Agreement; and

WHEREAS, the Trustee, the Co-Obligors, and the Servicer will also enter into a Trustee Services Agreement, dated as of May 23, 2023 (the “Trustee Services Agreement”) pursuant to which the Servicer agrees to perform certain general services and take certain administrative actions on behalf of the Trustee in connection with the Series 2023-A Notes; and

WHEREAS, in the event that the Co-Obligors do not make a Co-Obligor Payment according to the provisions contained in the Proceeds Disbursing Agreement, the Trustee and the Monitor, on behalf of the Trustee, will follow the procedures herein and in the Insurance Policy to effect payment of principal of and interest on the Series 2023-A Notes on a timely basis; and

WHEREAS, the Issuer has duly authorized the execution and delivery of this Indenture, has undertaken all acts and things necessary to constitute this Indenture a valid indenture and agreement according to the terms hereof and, in the exercise of the legal right and power vested in it, is issuing the Series 2023-A Notes pursuant to this Indenture; and

WHEREAS, the Issuer has duly requested the Trustee to execute each of the Disbursement Documents to which the Trustee is a party; and

WHEREAS, at the time the Series 2023-A Notes are issued by the Issuer, and authenticated and delivered by the Trustee, in accordance with the provisions of this Indenture, all acts and things necessary to authorize the Series 2023-A Notes and to constitute the Series 2023-A Notes the valid, binding and legal obligations of the Issuer will have been done and performed; and

WHEREAS, the Issuer has determined that the Series 2023-A Notes will be issued in registered form without coupons, and that the form of Series 2023-A Notes will be substantially as set forth in Exhibit A hereto, with such modifications, insertions, omissions, and changes as are required or permitted by this Indenture; and

WHEREAS, the Trustee has agreed to accept the trusts herein created upon the terms herein set forth;

NOW, THEREFORE, this Indenture witnesseth, that to ensure the payment of the Series 2023-A Notes according to their true intent and meaning, to secure the performance and observance of all of the covenants, agreements, obligations and conditions contained therein and herein, to secure and collateralize the payment of any amounts due from time to time on the Series 2023-A Notes and to declare the terms and conditions upon and subject to which the Series 2023-A Notes are and are intended to be issued, held, secured, collateralized and enforced, and in consideration of the premises and the acceptance by the Trustee of the trusts created herein and of the purchase and acceptance of the Series 2023-A Notes by the purchasers thereof (the “Note Purchasers”), and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the Issuer has executed and delivered this Indenture and agrees with the Trustee, and its successors in trust, and its and their assigns, that the following assets constitute the Trust Estate:

(a)       the Proceeds Disbursing Agreement, including all Co-Obligor Payments and other amounts payable to the Trustee under the Proceeds Disbursing Agreement, which Co-Obligor Payments are to be paid directly by the Co-Obligors to the Trustee and deposited in the Repayment Fund in accordance with this Indenture, and including the security interest in all funds and accounts granted by the Co-Obligors to the Servicer for the benefit of the Trustee pursuant to the Proceeds Disbursing Agreement, including all amounts therein pending disbursement;

(b)          to the extent not included in paragraph (a), the security interest in the assets of the Issuer, including intellectual property assets, of the Co-Obligors pledged to the Servicer as collateral agent for the Trustee under the Proceeds Disbursing Agreement;

(c)        the security interest in the assets, including intellectual property assets, of the Co-Obligors granted in favor of the Servicer as security trustee for the benefit of the Security Beneficiaries, including the Trustee, under the Australian General Security Deed;

(d)        the Insurance Policy, including all Insurance Payments made by the Insurer under the Insurance Policy to the extent that other amounts are not available to make the debt service payments due on the Series 2023-A Notes;

(e)          all of the proceeds of the foregoing, including without limitation investments thereof;

(f)        amounts on deposit in the Payment Reserve Fund (as defined herein), to the extent needed to cover a shortfall in Co-Obligor Payments made by the Co-Obligors;

(g)          amounts held in all other Funds established herein and held by the Trustee in connection with the Series 2023-A Notes; and

(h)         all other property of every name and nature from time to time hereafter by delivery or by writing mortgaged, pledged, delivered or hypothecated as and for additional security on the Series 2023-A Notes by the Co-Obligors or by anyone on their behalf or with their written consent in favor of the Trustee.

The foregoing amounts serve as the source of payment of debt service on the Series 2023 Notes and are collectively referred to herein as the “Trust Estate,” which the Issuer has assigned to the Trustee (other than the Insurance Policy, which has been issued directly to the Trustee in its capacity as Named Insured) and which the Trustee, pursuant to the Trustee Services Agreement, is contemporaneously assigning to the Servicer.

TO HAVE AND TO HOLD unto the Trustee and its successors in that trust and its and their assigns forever (including the Servicer, to whom the Trustee, in and subject to the Trustee Services Agreement, is contemporaneously assigning the rights granted to the Trustee herein);

BUT IN TRUST, NEVERTHELESS, and subject to the provisions hereof,

(a)         except as provided otherwise herein, for the equal and ratable benefit, security and protection of all present and future Noteholders of the Series 2023-A Notes issued under and secured by this Indenture;

(b)         to secure the performance and observance of and compliance with the covenants, agreements, obligations, terms and conditions of this Indenture;

in each case, without preference, priority or distinction, as to lien or otherwise, of any one Series 2023-A Note over any other by reason of designation, number, date of the Series 2023-A Notes or of authorization, issuance, sale, execution, authentication, delivery or maturity thereof, or otherwise, so that each Series 2023-A  Note and all Series 2023-A Notes shall have the same right, lien and privilege under this Indenture and shall be secured equally and ratably hereby; provided, however, that

(c)        if the principal of the Series 2023-A Notes and the interest due or to become due thereon shall be paid, at the times and in the manner set forth in the Series 2023-A Notes, according to the true intent and meaning thereof, and

(d)         if all of the covenants, agreements, obligations, terms and conditions of the Issuer under this Indenture shall have been met, and there shall have been paid to the Trustee and the Insurer all sums of money due or to become due to them in accordance with the terms and provisions hereof, then this Indenture and the rights assigned hereby shall terminate, except as otherwise expressly provided herein; otherwise, this Indenture shall be and remain in full force and effect.

It is declared that all Series 2023-A Notes issued hereunder and secured hereby are to be issued, authenticated, and delivered, and that all amounts assigned hereby are to be dealt with and disposed of under, upon and subject to, the terms, conditions, stipulations, covenants, agreements, obligations, trusts, uses and purposes provided in this Indenture.  The Issuer has agreed and covenanted, and agrees and covenants with the Trustee and with each and all Note Purchasers, as follows:

ARTICLE I
DEFINITIONS, USAGE AND INTERPRETATIONS

Section 1.01       Definitions. Unless the context otherwise specifies or requires, the terms used in this Indenture shall have the meanings set forth in this Section 1.01.

“Affiliate” shall mean with respect to any Person, any Person that owns or controls directly or indirectly such Person, any Person that directly or indirectly, controls or is controlled by or is under common control with such Person, and each of such Person’s senior executive officers, directors, and partners and Persons holding equivalent positions.

“Associate” shall have the meaning given to such term in section 128F(9) of the Tax Act.

“Australian General Security Deed” shall mean an Australian law general security deed dated May 23, 2023 between the Issuer and the Co-Obligors as grantors and the Servicer as security trustee.

“Australian Law Security Trust Deed” shall mean an Australian law security trust deed dated May 23, 2023 between the issuer and the Co-Obligors as Original Security Providers, and the Disbursing Agent and the Servicer as security trustee.

“Australian Security Documents” shall mean, among other documents (i) the Australian General Security Deed and (ii) the Australian Law Security Trust Deed.

“Australian Withholding Tax” shall mean any Australian Tax required to be withheld or deducted from any interest or other payment under Division 11A of Party III of the Tax Act or Subdivision 12-F of Schedule 1 to the Taxation Administration Act 1953 (Cth).

“Authenticating Agent” shall mean the Person selected by the Trustee and approved by the Issuer to provide the certificate of authentication of the Series 2023-A Notes, which initially shall be the Trustee.

“Authorized Denominations” shall mean, with respect to the Series 2023-A Notes, minimum denominations of $5,000 and any integral multiple of $1 in excess thereof.

“Bankruptcy Code” shall mean Title 11 of the United States Code (11 U.S.C. §101 et seq.), as amended from time to time.

“Bankruptcy Event” shall include any of the following: (a) a petition is filed against any  Co-Obligor under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction whether now or hereafter in effect, which petition is not dismissed or stayed within sixty (60) days after such filing; (b) a Co-Obligor files a voluntary petition in bankruptcy, a Co-Obligor seeks relief under any provision of any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction whether now or hereafter in effect, or a Co-Obligor consents to the filing of  any petition against it under such law; or (c) a Co-Obligor makes an assignment for the benefit of creditors, or a liquidator or trustee is appointed with respect to the Co-Obligor or any of its property by court order or such liquidator or trustee takes possession of such property, which court order remains in effect for more than sixty (60) days, or which possession continues for more than 60 days.

“Bankruptcy Law” shall mean Title 11 U.S. Code (11 U.S.C. Section 101, et seq.).

“Beneficial Owner” shall mean a purchaser of an interest in the Series 2023-A Notes under the Book-Entry-Only System made by or through Direct or Indirect Participants, who receives a credit for the Series 2023-A Notes on DTC’s records, and the interest so purchased, a “Beneficial Ownership Interest.”

“Beneficial Ownership Interest” shall mean the interest in the Series 2023-A Notes owned by a Beneficial Owner as of a particular Record Date.

“Benefit Plan” or “Plan” shall mean, at any time, an employee benefit plan within the meaning of Section 3(3) of ERISA. A “Benefit Plan” shall include, but shall not be limited to, an employee pension benefit plan (including a multiemployer plan) which is covered by Title IV of ERISA or subject to the minimum funding standards under Section 412 of the Code, and either (a) is maintained, or contributed to, by any member of the ERISA Group for employees of any member of the ERISA Group or (b) has at any time been maintained, or contributed to, by any Person which was at such time a member of the ERISA Group for employees of any Person which was at such time a member of the ERISA Group.

“Book-Entry Note” shall mean a Series 2023-A Note issued to and registered in the name of a Depository for the participants in such Depository.

“Book-Entry-Only System” shall mean that system maintained by DTC for the registration and recordkeeping of securities deposited with DTC.

“Business Day” shall mean any day that is not a Saturday, Sunday, or other day on which banks in the State of New York or in Melbourne, Australia are authorized or required to close. Any days referenced within this Agreement that are not defined as Business Days shall be calendar days.

“Capitalized Interest Fund” shall mean the fund by such name established pursuant to Article III of this Indenture.

“Claim” shall mean a formal request by the Named Insured (or the Monitor on behalf of the Named Insured) to the Insurer for payment of the Residual Value Loss Amount submitted in the form of a Claim Notice and Proof of Loss.

“Claim Notice” shall mean a claims notice provided to the Insurer in accordance with the terms of the Insurance Policy and in the form provided in Exhibit 1 to the Insurance Policy.

“Co-Obligor Interest Payment Date” shall mean the 1st day of each month (or the first Business Day thereafter, if the 1st day of the month is not a Business Day), beginning on June 1, 2023.

“Co-Obligor Nonpayment Cure” shall mean the Co-Obligors’ payment after a Co-Obligor Payment Default that cures the Co-Obligor Payment Default and prevents the declaration of an Event of Special Redemption as described in Section 5.04 hereof, which would lead to the filing of a Claim under the Insurance Policy, as described in Article VII hereof.

“Co-Obligor Payment Date” shall mean a Co-Obligor Interest Payment Date or a Co-Obligor Principal Payment Date.

“Co-Obligor Payment Default” shall have the meaning set forth in Section 7.04 hereof.

“Co-Obligor Payment Grace Period” shall mean the 10-day period that begins on a Co-Obligor Payment Date on which the Co-Obligors fail to make all or a portion of the debt service payment due on the Disbursement on such Co-Obligor Payment Date.

“Co-Obligor Payments” shall mean the payments of principal of or interest on the Disbursement, made by the Co-Obligors pursuant to the Proceeds Disbursing Agreement.

“Co-Obligor Principal Payment Date” shall mean the 1st day of each month (or the first Business Day thereafter, if the 1st day of the month is not a Business Day), beginning on December 1, 2024.

“Code” shall mean the Internal Revenue Code of 1986, and the ruling and regulations (including temporary and proposed regulations) promulgated thereunder, or any successor statute thereto.

“Collateral” shall mean the property described on Exhibit A to the Proceeds Disbursing Agreement.

“Collection Costs” shall mean collectively, commercially reasonable fees and necessary out-of-pocket costs and expenses (including reasonable attorneys’ fees and duly documented expenses) incurred or sustained by the Named Insured in pursuit of Recoveries as a result of a Payment Default, which costs and expenses and pursuit of Recoveries will include enforcement, preservation or perfection of any of its rights or remedies (including, without limitation, payments of amounts required for Intellectual Property Collateral renewals and for the creation, maintenance, continuation or perfection of any of Named Insured’s Liens), under the Disbursement Documents. Collection Costs may include any fees and out-of-pocket expenses of the Monitor that are incurred in the course of marketing or sale of the Collateral.

“Collection Efforts” shall mean the exercise of any rights and remedies under the Disbursement Documents or applicable law to sell or market the Collateral and any other actions to obtain and collect Recoveries from the Co-Obligors or any other Person.

“Control” or “Controlled” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Corporations Act” shall mean the Corporations Act 2001 (Cth).

“Counsel” shall mean an attorney or firm of attorneys, admitted to practice law before the highest court of any state in the United States of America or the District of Columbia.

“Covenant Breach Payment” shall mean the amount required to be paid by the Issuer to the Servicer as a result of a breach of one or more covenants under this Indenture.

“Debt Service Fund” shall mean the fund by such name established pursuant to Article III of this Indenture.

“Debtor Relief Laws” shall mean the Bankruptcy Code and any other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization or other similar laws from time to time in effect and affecting the rights of creditors generally.

“Declaration of Extraordinary Redemption” shall have the meaning given in Section 5.02(a) of this Indenture.

“Declarations” shall mean the Declarations Page included in the Insurance Policy.

“Definitive Notes” shall have the meaning given in Section 2.12 of this Indenture.

“Delivery Date” shall mean the date on which the Series 2023-A Notes are issued.

“Depositary Participant” shall mean any broker dealer, bank, or other financial institution for which DTC holds the Series 2023-A Notes from time to time as securities depository, including any Direct Participant or Indirect Participant.

“Designated Trust Office” shall mean the corporate trust office of the Trustee in New York, New York, and any other office of the Trustee receiving notices pursuant to Section 11.05 hereof, and solely for purposes of the presentation of Series 2023-A Notes for payment, transfer or exchange, the corporate trust operations or agency office of the Trustee, initially in New York, New York, or such other additional offices, as may be specified by the Trustee, in writing, to the Issuer and the Servicer.

“Direct Participant” shall mean an entity for which DTC holds securities.

“Disbursement” shall mean the disbursement of proceeds of the Series 2023-A Notes made by the Disbursing Agent to the Issuer pursuant to the Proceeds Disbursing Agreement.

“Disbursement Documents” shall have the meaning ascribed to such term in the Proceeds Disbursing Agreement.

“Disbursement Monitoring Agreement” shall mean the Disbursement Monitoring Agreement, by and among the Co-Obligors, the Disbursing Agent, the Insurer, and Newlight, dated as of May 23, 2023 with respect to the Disbursement and the Insurance Policy.

“Disbursement Obligations” shall mean, collectively, any and all indebtedness and financial liabilities and obligations of the Co-Obligors and/or Guarantor owed to the Named Insured arising under or with respect to the Disbursement, or any of the other Disbursement Documents.

“Disbursement Value” shall mean, at any time, the then unpaid outstanding principal amount of the Disbursement plus all interest at the Stated Interest Rate accrued on the unpaid outstanding principal balance of the Disbursement from the date of the Payment Default until the earlier of (i) eighty-nine (89) days after the date of the Claim Notice acknowledgement by the Insurer, or (ii) receipt by the Insurer of the Proof of Loss.

“Disbursing Agent” shall mean the Trustee, in its capacity as disbursing agent pursuant to the Proceeds Disbursing Agreement.

“DTC” shall mean the Depository Trust Company, and its successors and assigns.

“DTC Letter” shall mean the Letter of Representations among DTC, the Issuer and the Trustee relating to the Series 2023-A Notes.

“Early Redemption” shall mean the redemption of all or a portion of the Series 2023-A Notes prior to the Stated Maturity Date that constitutes a Prepayment Redemption, a Special Redemption or an Extraordinary Redemption, as described in Section 2.13 herein.

“Early Redemption Date” shall mean the date, prior to the Stated Maturity Date, on which an Early Redemption occurs.

“Equity Cure Reserve Fund” shall mean the fund of such name created pursuant to Article III of this Indenture.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time, and all rules and regulations from time to time promulgated thereunder, or any successor statute thereto.

“ERISA Group” shall mean the Issuer and all members of a controlled group of corporations and all trades or businesses (whether or not incorporated) under common control which, together with the Issuer, are treated as a single employer and any affiliated service group under Section 414 of the Code.

“Event of Default” shall have the meaning set forth in Section 6.01(a) herein.

“Event of Special Redemption” shall mean an occurrence described in Section 5.04 of this Indenture that results in a Special Redemption of the Series 2023-A Notes.

“Exchange Act” shall mean the Securities and Exchange Act of 1934, as amended.

“Expense Fund” shall mean the fund of such name established pursuant to Article III of this Indenture.

“Extraordinary Redemption” shall mean the redemption of the Series 2023-A Notes after the occurrence of a Declaration of Extraordinary Redemption as described in Section 5.02 herein.

“Extraordinary Redemption Date” shall mean the date on which an Extraordinary Redemption of the Series 2023-A Notes occurs.

“Extraordinary Redemption Event” shall have the meaning set forth in Section 5.01 herein.

“Fees and Expenses” shall mean the reasonable documented fees (including any recurring fees) and other expenses (including the reasonable fees and expenses of outside counsel), charges, out of pocket costs, and direct expenses of any one or more of the Trustee, the Named Insured, the Disbursing Agent, the Insurer, the Monitor, the Servicer and any Rating Agency then rating the Series 2023-A Notes, incurred from time to time in connection with the performance of such entity’s duties under, protection of its rights and benefits under, and administration and enforcement of, this Indenture and any other Transaction Documents, as applicable, including the costs incurred in enforcing any indemnity provided by the Issuer to such Person. The Fees and Expenses expressly includes all reasonable fees and expenses of the Trustee incurred in connection with its services as Trustee under this Indenture and the annual surveillance fee, if any, charged to the Issuer by the Rating Agency; and, for the avoidance of doubt, shall include any expense incurred by the Trustee under Article 9.A of the Insurance Policy. A schedule of the various Fees and Expenses is attached hereto as Exhibit E.

“Governmental Authority” shall mean any United States federal, state, provincial, local or foreign government, political subdivision, board, commission, regulatory or administrative agency, or other instrumentality thereof, including any regulatory authority that may be partly or wholly autonomous.

“Government Obligations” shall mean direct obligations of the United States of America, or obligations unconditionally guaranteed by the United States of America.

“GST” shall mean any goods and services tax levied under the A New Tax System (Goods and Services Tax) Act 1999 (Cth) or similar tax, together with any related interest, penalties, fines or other charge.

“Guarantor” shall mean any Subsidiary (or other Affiliate) of Issuer that provides a guarantee of the Secured Obligations and performance of all obligations by the Issuer and any other Co-Obligor with respect to this Agreement and the other Finance Documents in favor of Disbursing Agent and the Servicer.

“Holder” shall mean a Noteholder.

“IFRS” shall mean International Financial Reporting Standards issued by International Accounting Standards Board, as in effect from time to time.

“Indirect Participant” shall mean an entity who has access to DTC’s system through a custodial relationship with a Depositary Participant.

“Initial Collateral Value” shall mean the aggregate value of all Collateral as of the Effective Date (as defined in the Insurance Policy), as determined by the Insurer and set forth in the Declarations.

“Initial No-Call Period” shall mean the period beginning on the Delivery Date of the Series 2023-A Notes during which the Series 2023-A Notes may not be called, prepaid or otherwise redeemed. The Initial No-Call Period with respect to the Series 2023-A Notes ends on November 23, 2023.

“Insolvency Proceeding” shall mean any Legal Proceeding under Debtor Relief Laws.

“Institutional Accredited Investor” shall mean an entity in which each of the equity owners is an “accredited investor” as defined in paragraphs (1), (2) or (3) of Rule 501(a) under Regulation D promulgated under the Securities Act.

“Insurance Payments” shall mean all payments made by the Insurer under the Insurance Policy with respect to the Disbursement.

“Insurance Policy” shall mean the Lender Collateral Residual Value Insurance Policy Number 4187657 entered into by and between the Insurer and UMB Bank, National Association, as Trustee, as Named Insured.

“Insurance Policy Effective Date” shall mean the date the Insurance Policy takes effect, which date is May 23, 2023.

“Insurance Premium Fund” shall mean the fund by such name established pursuant to Article III of this Indenture.

“Insurance Proceeds Fund” shall mean the fund by such name established pursuant to Article III of this Indenture.

“Insurance Reserve Fund” shall mean the fund by such name established pursuant to Article III of this Indenture.

“Insurer” shall mean Great American E&S Insurance Company, an Ohio-domiciled located in Cincinnati, Ohio, which is a member company of Great American Insurance Group. Great American Insurance Group’s member companies are subsidiaries of American Financial Group, Inc., a public company whose stock is listed on the New York Stock Exchange under the ticker symbol AFG.

“Intellectual Property Collateral” shall mean all of Issuer’s and any other Co-Obligor’s right, title, and interest in and to the following: (a) any intellectual property of every kind and nature, including without limitation, all Copyrights, Trademarks and Patents (as such terms are defined in the Proceeds Disbursing Agreement); all trade secrets, domain names, design rights, inventions, software and databases, claims for damages by way of past, present and future infringement of any of the rights included above; (b) all licenses or other rights to use any Copyrights, Patents or Trademarks, and all license fees and royalties arising from such use; (c) all amendments, renewals and extensions of any of the Copyrights, Trademarks or Patents; and (d) all proceeds and products of the foregoing, including without limitation all payments under insurance (including without limitation the Insurance Policy) or any indemnity or warranty payable in respect of any of the foregoing.

“Interest Earnings Fund” shall mean the fund by such name established pursuant to Article III of this Indenture.

“Investment Company Act” shall mean the Investment Company Act of 1940, as amended.

“Issuer” shall mean Carbon Revolution Operations Pty Ltd, a company limited by shares and incorporated in Australia.

“KEOGH Plan” shall mean a benefit plan as described in Section 404(a) of the Code.

“Law” or “Laws” shall mean and law, statute, regulation, ordinance, rule, order, decree, judgment, consent decree, settlement agreement or governmental requirement enacted, promulgated, entered into, agreed or imposed by any Governmental Authority.

“Legal Proceedings” shall mean any legal or administrative proceeding, suit, claim, cause of action, procedure, mechanism, or alternative dispute resolution proceeding brought, threatened or pending in any court, administrative body, Governmental Authority or alternative dispute forum, or otherwise arising under Debtor Relief Laws.

“Lien” shall mean any mortgage, lien (statutory or otherwise), deed of trust, charge, encumbrance charge, pledge, hypothecation, assignment, deposit arrangement, or preference, priority or other security interest of any kind or nature whatsoever (including, without limitation, (i) any conditional sale or other title retention agreement, any easement, right of way or other encumbrance on title to real property and any financing lease having substantially the same economic effect as any of the foregoing and (ii) intangible property right, claim, infringement, option, right of first refusal, preemptive right, community property interest or similar restriction of any nature (including any restriction on the voting of any security or restriction on the transfer, use or ownership of any security or other asset)). A license agreement is a Lien if either (a) it is to a related party and is either fully paid or below market or (b) it is exclusive and transfers a substantial portion of the economic value to a third party.

“Limit” shall mean the limit of liability set forth in Item 5 of the Declarations and as ascribed in Article 4 of the Insurance Policy.

“Majority of the Noteholders” shall mean Noteholders of a majority (or all, in the case of changes to the Insurance Policy) of the principal amount of the Series 2023-A Notes Outstanding by instruments filed with the Trustee.

“Marketing Period” shall mean, as defined in the Insurance Policy, the time period commencing on acknowledged receipt in writing by the Insurer of the Claim Notice and ending on acknowledged receipt by the Insurer of the Proof of Loss, which Marketing Period will not exceed eighty-nine (89) days unless earlier terminated by mutual agreement of the Insurer and the Named Insured or any party on its behalf. The Marketing Period will not be extended due to the commencement and continuation of an Insolvency Proceeding during such Marketing Period.

“Minimum Noteholder Percentage” shall mean, in the aggregate, the Registered Noteholders of at least seventy-five percent (75%) of the principal amount of all Outstanding Series 2023-A Notes.

“Mitigated Loss” shall mean that, during the Marketing Period regardless of whether any Co-Obligor is the subject of an Insolvency Proceeding, the Named Insured, or any Person on its behalf has (i) diligently used commercially reasonable efforts to exercise its rights and remedies under the Disbursement Documents and law to maximize the collection of Recoveries as a result of a Payment Default, and (ii) used commercially reasonable efforts to minimize any Residual Value Loss Amount if the Named Insured was uninsured and/or unhedged for the Payment Default. During any period of time that a Co-Obligor is the subject of an Insolvency Proceeding, the Named Insured will be required to use commercially reasonable efforts to obtain relief from any applicable stay. If the Named Insured takes commercially reasonable efforts to seek such relief, but fails to obtain such relief, such failure will not cause the Named Insured to be deemed to not have Mitigated Loss during the Marketing Period. Commercially reasonable efforts will be determined from the perspective of a lender in the position of the Named Insured which is not the beneficiary of any insurance protection or coverage, such as the Insurance Policy, and/or whose risk is otherwise unhedged for the Payment Default. Notwithstanding the foregoing, Named Insured will be deemed to have Mitigated Loss only if the Named Insured, or any Person on its behalf, takes such action (and pursues such Collection Efforts) to obtain Recoveries and to minimize the Residual Value Loss Amount as are specifically approved by the Monitor as being commercially reasonable and not having an adverse impact on the Co-Obligor or unnecessarily impairing the Collateral.

“Monitor” shall mean Newlight, in its capacity as Monitor under the Disbursement Monitoring Agreement.

“Named Insured” shall mean the party listed as such in the Insurance Policy, which, with respect to the Series 2023-A Notes and the Insurance Policy, is the Trustee.

“Net Income” shall mean, as calculated on a consolidated basis for Issuer and its Subsidiaries for any period as at any date of determination, the net profit (or loss), after provision for Taxes (as defined in the Proceeds Disbursing Agreement), of Issuer and its Subsidiaries for such period taken as a single accounting period.

“Newlight” shall mean Newlight Capital, LLC, a North Carolina limited liability company, which is serving as Monitor under the Disbursement Monitoring Agreement and Servicer under both the Trustee Services Agreement and the Proceeds Disbursing Agreement.

“Note Interest Payment Date” shall mean the 15th day of each month (or the first Business Day thereafter, if the 15th day of the month is not a Business Day), beginning on June 15, 2023.

“Note Payment Date” shall mean a date that is a Note Interest Payment Date, a Note Principal Payment Date, or both.

“Note Principal Payment Date” shall mean the 15th day of each month (or the first Business Day thereafter, if the 15th day of the month is not a Business Day), beginning on December 15, 2024.

“Note Proceeds Fund” shall mean the fund by such name established pursuant to Article III of this Indenture.

“Note Purchaser” shall mean the entity that purchases the Series 2023-A Notes from the Issuer through the placement of the Placement Agent.

“Noteholder” (individually) or “Noteholders” (collectively) shall mean (a) Registered Noteholders, and (b) Beneficial Owners, except that to the extent that this Indenture requires notice to be provided to the Noteholders or payments to go to Noteholders, such notice will be given only to and such payments will only be made to Registered Noteholders.

“Notes” shall mean Series 2023-A Notes, Replacement Notes or Surrendered Notes, as such terms are defined in Article II of this Indenture.

“Offshore Associate” shall mean an Associate:

(a)          which is a non-resident of Australia and does not acquire, or would not acquire, Series 2023-A Notes in carrying on a business in Australia at or through a permanent establishment of the Associate in Australia; or

(b)          which is a resident of Australia and which acquires, or would acquire, Series 2023-A Notes in carrying on a business in a country outside Australia at or through a permanent establishment of the Associate in that country; and

Which does not:

(c)          acquire the Series 2023-A Notes in the capacity of a dealer, manager, underwriter, clearing house, custodian, funds manager or responsible entity of a registered scheme (as defined in the Corporations Act); or

(d)          receive payment in the capacity of a clearing house, paying agent, custodian, funds manager or responsible entity of a registered scheme (as defined in the Corporations Act).

“Opinion of Counsel” shall mean a written opinion from legal counsel to the Issuer, who is acceptable to the Trustee.

“Outstanding” or “Outstanding Series 2023-A Notes” shall mean, as of any particular time, all Series 2023-A Notes that have been duly authenticated and delivered by the Trustee under this Indenture, except:  (a) Series 2023-A Notes theretofore canceled or required to be canceled by the Trustee and delivered to the Trustee for cancellation; (b) Series 2023-A Notes that are deemed to have been paid in full in accordance with this Indenture; and (c) Series 2023-A Notes for which other notes have been substituted, authenticated and delivered for reason of loss, mutilation or defacement under this Indenture, including Replacement Notes or Surrendered Notes.

“Participant(s)” shall mean any Direct Participant or Indirect Participant.

“Paying Agent” shall mean, with respect to the Series 2023-A Notes, the Trustee and any other bank or trust company and its successor or successors, appointed pursuant to the provisions of this Indenture.

“Payment Default” shall mean a Co-Obligor Payment Default.

“Payment Reserve Fund” shall mean the fund by such name established pursuant to Article III of this Indenture.

“Permitted Investments” shall mean any investment set forth below that matures (or is redeemable at the option of the Trustee or is marketable prior to maturity) at such time or times as to enable disbursements to be made from the funds or accounts in which such investment is held in accordance with the terms of this Indenture:

(a)         Cash insured at all times by the Federal Deposit Insurance Corporation or otherwise collateralized with obligations described in clause (b) of this definition.

(b)        Direct obligations of (including obligations issued or held in book-entry form on the books of) the U.S. Department of the Treasury.

(c)       Obligations of any of the following federal agencies that represent the full faith and credit of the United States of America, including: (i) guaranteed mortgaged-backed Notes and pass-through obligations of the Government National Mortgage Association (GNMA); (ii) project notes, local authority notes, new communities debentures and U.S. public housing notes and notes of the U.S. Department of Housing & Urban Development; and (iii) debentures of the Federal Housing Administration (FHA).

(d)         Direct obligations of any of the following federal agencies, which obligations are not fully guaranteed by the full faith and credit of the United States of America: (i) senior debt obligations issued by the Federal Home Loan Bank System, or Federal National Mortgage Association (FNMA), Federal Home Loan Mortgage Corporation (FHLMC); (ii) obligations of the Resolution Funding Corporation (REFCORP); and (iii) senior consolidated system-wide notes and notes of the Farm Credit System.

(e)          U.S. dollar denominated deposit accounts, federal funds and bankers’ acceptances with domestic commercial banks, including the Trustee or an Affiliate of the Trustee, that have a rating on their short-term certificates of deposit on the date of purchase of “P-1” by Moody’s and maturing no more than 360 days after the date of purchase.  Ratings on holding companies are not considered as the rating of the bank.

(f)          Commercial paper that is rated at the time of purchase in the single highest short-term classification by Moody’s and S&P and that matures not more than 270 days after the date of purchase.

(g)          Money market funds registered under the Investment Company Act, whose shares are registered under the Securities Act, and rated “Aaa” by Moody’s, or AAA by S&P, including any mutual fund for which the Trustee or its Affiliate serves as investment manager, administrator, shareholder servicing agent, and/or custodian or sub-custodian, notwithstanding that (i) the Trustee or its Affiliate receives fees from such funds for services it or its Affiliate renders to such fund in respect of such investment, (ii) the Trustee charges and collects fees for services it renders pursuant to this Indenture in respect of such investment, which fees are separate from and may be in addition to the fees received from such funds in respect of such investment, and (iii) such services rendered by the Trustee or its Affiliates to such funds and pursuant to this Indenture in respect of such investment may at times duplicate those provided to such funds by the Trustee or its Affiliates in respect of other investments.

(h)          U.S. dollar denominated deposit accounts that are fully and continuously insured by the FDIC.

The value of the above calculated as follows:

(1)         As to investments the bid and asked prices of which are published on a regular basis in The Wall Street Journal (or, if not there, then in The New York Times) or other source selected by the Issuer to which the Trustee has access: the average of the bid and asked prices for such investments so published on or most recently prior to such time of determination;

(2)         As to investments the bid and asked prices of which are not published on a regular basis in The Wall Street Journal or The New York Times or other source selected by the Issuer to which the Trustee has access: the average bid price at such time of determination for such investments by any two nationally recognized government securities dealers (selected by the Issuer in its absolute discretion) at the time making a market in such investments or the bid price published by a nationally recognized pricing service;

(3)          As to certificates of deposit and bankers’ acceptances: the face amount thereof, plus accrued interest; and

(4)          As to any investment not specified above: the lower of cost or market value thereof.

The terms of each investment should have a predetermined fixed dollar amount of principal due at maturity that cannot vary.  Interest may either be fixed or variable.  Variable Rate Interest should be tied to a single interest rate index plus a single fixed spread (if any) and should move proportionately with that index.

“Permitted Liens” shall mean “Permitted Liens” as defined by the Proceeds Disbursing Agreement.

“Person” shall mean an individual, proprietorship, trust, estate, personal representative, partnership, joint venture, limited liability company, corporation or other entity.

“PIUS” shall mean PIUS Limited, LLC, which is a licensed managing general underwriter and the creator of the program pursuant to which the Disbursement described herein is being made.

“Placement Agent” shall mean SWBC Investment Services, LLC.

“Placement Agreement” shall mean the Placement Agreement between the Issuer and the Placement Agent, dated May 23, 2023, pursuant to which the Placement Agent has agreed to place the Series 2023-A Notes with one or more purchasers.

“Policy Period” in respect of the Insurance Policy, shall mean the period from the Insurance Policy’s Effective Date until the earlier of (i) the Insurance Policy’s expiration date, or (ii) the date any termination of the Insurance Policy becomes effective.

“Prepayment Redemption” shall mean a redemption of the Series 2023-A Notes that occurs on any Business Day after expiration of the Initial No-Call Period, upon the prepayment by the Issuer of the Disbursement prior to the Stated Maturity Date, as described in Section 4.07 herein.

“Prepayment Redemption Date” shall mean the date on which a Prepayment Redemption of the Series 2023-A Notes occurs.

“Proceeds Disbursing Agreement” shall mean the Proceeds Disbursing and Security Agreement by and among UMB Bank, National Association, as Disbursing Agent, the Co-Obligors, and Newlight Capital, LLC, as Servicer, dated May 23, 2023.

“Proof of Loss” in respect of the Insurance Policy, shall mean loss Claim documentation presenting the calculation and support for the Residual Value Loss Amount submitted by the Named Insured (or the Monitor on behalf of the Named Insured) to the Insurer in accordance with the requirements of Article 7.B of the Insurance Policy, as described in this Indenture, that is substantially in the form set forth in Exhibit 2 to the Insurance Policy.

“Proof of Loss Form” in respect of the Insurance Policy, shall mean the form to be submitted by the Named Insured (or the Monitor on behalf of the Named Insured) to the Insurer that details the Proof of Loss, as provided in the Insurance Policy.

“Qualified Institutional Buyer” shall mean a “qualified institutional buyer” within the meaning of Rule 144A.

“Qualified Offer” shall mean a bona fide written offer to purchase some or all of the Collateral for fair and adequate cash consideration, which offer is received from a Person acting in good faith, without collusion in all respects and having sufficient financial resources such that a reasonable and prudent lender or investor would deem such Person to be in a position to complete the purchase or to arrange financing sufficient to complete, a legal, valid and effective purchase of the Collateral on arm’s-length terms that are usual and customary for the purchase and sale of a property similar to the Collateral, free and clear of all Liens, claims, encumbrances and interests of any other Person, between a willing buyer and a willing seller under no compulsion to buy or sell.

“Rating Agency” shall mean Egan-Jones Rating Company, or any other nationally recognized securities rating agency, that has provided a rating with respect to the Series 2023-A Notes.

“Rating Agency Fees” shall mean all fees charged by the Rating Agency with respect to its rating of the Series 2023-A Notes.

“Record Date” shall mean, when used in relation to the Series 2023-A Notes, the date specified as the record date for such Series 2023-A Notes set forth in the Series 2023-A Notes.

“Recoveries” shall mean all assets collected and consideration of any kind recovered or received by the Named Insured or any party on its behalf after a Payment Default that can be applied toward full or partial satisfaction of the Disbursement Value, including but not limited to cash, other assets, remuneration or consideration derived from or related to the Co-Obligors; proceeds of any sale, exchange, lease, license, disposition or collection of Collateral; payments from any Guarantor (as defined in the Insurance Policy); or any other payments, reimbursements, foreclosures, awards and the like, including any amount held by, or owing to the Named Insured  to or for the credit or the account of the Co-Obligors that can be applied to reduce the Disbursement Value, but excepting insurance payments by the Insurer to the Named Insured under the Insurance Policy.

“Recovery Fund” shall mean the Fund by such name established pursuant to Section 3.01 of this Indenture.

“Register” shall mean means the books kept and maintained by the Registrar for registration and transfer of Notes pursuant to Section 2.07(b) hereof.

“Registered Noteholder(s)” shall mean a Person in whose name any of the Series 2023-A Notes are registered on the Register as of a particular Record Date.

“Registrar” shall mean the Trustee, until a successor Registrar shall have become such pursuant to applicable provisions of this Indenture; each Registrar shall be a transfer agent registered in accordance with Section 17A(c) of the Exchange Act.

“Repayment Fund” shall mean the fund of such name established pursuant to Article III of this Indenture.

“Replacement Notes” shall mean notes issued to replace Series 2023-A Notes, as provided in Section 2.05 of this Indenture.

“Residual Value Loss” shall mean a circumstance in which, as of receipt by the Insurer of the Proof of Loss, the total amount of Recoveries received during the Marketing Period is less than the Initial Collateral Value plus Collection Costs.

“Residual Value Loss Amount” shall mean the lesser of (i) the unpaid Disbursement Value plus Collection Costs less Recoveries as of receipt by the Insurer of the Proof of Loss, and (ii) the Limit.

“Responsible Officer” shall mean any officer within the corporate trust department (or any successor department or group) of the Trustee, including any managing director, vice president, assistant vice president, secretary, assistant secretary, treasurer, assistant treasurer, trust officer or any other officer of the Trustee having direct responsibility for the administration of this Indenture or the execution of one or more of the Transaction Documents.

“Rule 144A” shall mean Rule 144A of the general rules promulgated under the Securities Act by the U.S. Securities and Exchange Commission.

“S&P” shall mean S&P Global Ratings, a division of S&P Global, with headquarters in New York, New York.

“Secured Moneys” shall mean all debts and monetary liabilities of the Issuer and each other Co-Obligor to or for the account of any of the Security Beneficiaries (whether alone or not) in any capacity under or in relation to any Finance Document.

“Secured Obligations” shall mean any obligations (including Secured Moneys) owed by a Co-Obligor to or for the account of any of the Security Beneficiaries (including the Disbursing Agent, the Servicer, each Noteholder, the Trustee and the Insurer) in any capacity under or in relation to any Finance Document.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Security” shall mean the Trust Estate, which includes the Collateral.

“Security Beneficiary” shall have the meaning ascribed to such term in the Proceeds Disbursing Agreement.

“Servicer” shall mean Newlight, in its capacity as Servicer under both the Trustee Services Agreement and the Proceeds Disbursing Agreement.

“Settlement Date” shall have the meaning set forth in Section 7.10(b) hereof.

“Special Redemption” shall mean the redemption of the Series 2023-A Notes prior to their Stated Maturity Date as the result of the occurrence of an Event of Special Redemption in accordance with the procedures set forth in Section 5.04 hereof.

“Special Redemption Date” shall mean the date on which the Outstanding Series 2023-A Notes will be redeemed, due to Special Redemption, which date shall be 140 days after notice of default is given to the Insurer under the Insurance Policy.

“Special Redemption Interest” shall have the meaning set forth in Section 7.14 hereof.

“Stated Interest Rate” shall mean the interest rate per annum set forth in the Proceeds Disbursing Agreement that applies to the Disbursement prior to the occurrence of any Event of Default.

“Stated Maturity Date” with respect to the Series 2023-A Notes shall mean May 15, 2027.

“Supplemental Indenture” shall have the meaning set forth in Section 9.01(a) hereof.

“Surrendered Notes” shall mean notes surrendered to the Trustee, as provided in Section 2.06 of this Indenture.

“Tax” or “Taxes” shall mean all present or future taxes (including any consumption tax, goods and services tax and value added tax), levies, imposts, duties (including stamp duty, financial institutions duty, transaction duty and bank account debit tax), deductions, withholdings (including backup withholding), assessments, fees or other charges assessed, levied, imposed or collected by any governmental authority, including any interest, additions to tax or penalties applicable thereto.

“Transaction Documents” shall mean this Indenture, the Disbursement Documents, the Placement Agreement, the Trustee Services Agreement, and any other documents agreed upon by the parties that should be covered hereby.

“Transfer Date” shall mean the date on which the Trustee shall (a) withdraw monies from the Co-Obligor Payment Fund and transfer such amounts to the Debt Service Fund, (b) withdraw earnings from all Funds established under this Indenture (except for the Interest Earnings Fund) and transfer such earnings to the Interest Earnings Fund, and (c) withdraw monies from the Expense Fund to pay Fees and Expenses, if due, which date is the 10th day of each month (or the next Business Day thereafter, if the 10th day of a month is not a Business Day).

“Trust Estate” shall mean the amounts to serve as the source for payment of debt service on the Series 2023-A Notes, consisting of (a) the Proceeds Disbursing Agreement, including all payments made by the Co-Obligors to the Trustee under the Proceeds Disbursing Agreement, including the security interest in all funds granted by the Co-Obligors to the Servicer for the benefit of the Trustee pursuant to the Proceeds Disbursing Agreement, (b) to the extent not included in clause (a), the security interest in the assets, including intellectual property assets, of the Co-Obligors pledged to the Servicer as collateral agent for the Trustee under the Proceeds Disbursing Agreement, (c) the security interest in the assets, including intellectual property assets, of the Co-Obligors granted in favor of the Servicer as security trustee for the benefit of the Security Beneficiaries, including the Trustee, under the Australian General Security Deed, (d) the Insurance Policy, including all Insurance Payments made by the Insurer under the Insurance Policy to the extent that other amounts are not available to make the Note Payments due on the Series 2023-A Notes, (e) all of the proceeds of the foregoing, including, without limitation, investments thereof, (f) amounts on deposit in the Payment Reserve Fund, to the extent needed to cover a shortfall in Co-Obligor Payments, (g) amounts held in all other Funds established pursuant to this Indenture and held by the Trustee in connection with the Series 2023-A Notes, and (h) all other property of every name and nature from time to time hereafter by delivery or by writing mortgaged, pledged, delivered or hypothecated as and for additional security under this Indenture by the Issuer or by anyone on its behalf or with its written consent in favor of the Trustee.

“Trust Indenture Act” shall mean the Indenture Act of 1939, as amended.

“Trust Transaction Documents” shall mean the Series 2023-A Notes, Trust Indenture, Placement Agreement (as such term is defined in the Trust Indenture), Servicing Agreement and any other agreement entered into by Issuer or any other Co-Obligor pursuant or in connection with the foregoing documents and any other document, certificate or other writing executed or delivered by Issuer or any other Co-Obligor pursuant to the Trust Indenture or any of the foregoing, in each case as amended, modified or supplemented from time to time; provided that for the avoidance of doubt, “Trust Transaction Documents” shall not include Disbursement Documents.

“Trustee” shall mean UMB Bank, National Association, and its successors or assigns.

“Trustee Documents” shall mean those Transaction Documents entered into by the Trustee, consisting of this Indenture, the Proceeds Disbursing Agreement, the Disbursement Monitoring Agreement and the Trustee Services Agreement.

“Trustee Services Agreement” shall mean the Trustee Services Agreement, dated as of May 23, 2023, by and among the Trustee, the Co-Obligors, and the Servicer, pursuant to which the Servicer agrees to perform certain general services and take certain administrative actions on behalf of the Trustee in connection with the Series 2023-A Notes and the Disbursement.

“Trustee’s Fees and Expenses” shall mean all reasonable, documented fees and expenses of the Trustee incurred in connection with its services as Trustee under this Indenture, which are more particularly described in Section 8.06 of and Exhibit E to this Indenture.

“Uniform Commercial Code” or “UCC” shall mean the Uniform Commercial Code enacted in the applicable state (as the same may be amended from time to time).

Section 1.02          Interpretation. For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires, the following rules of construction shall apply:

(a)          Words importing a gender include any gender.

(b)          Words importing singular include the plural and vice versa.

(c)         A reference to a document includes an amendment, supplement, or addition to, or replacement, substitution, or novation of that document but, if applicable, only if such amendment, supplement, addition, replacement, substitution, or novation is permitted by and in accordance with the applicable Transaction Documents.

(d)        Any term defined herein by reference to another instrument or document shall continue to have the meaning ascribed thereto whether or not such instrument or document remains in effect.

(e)          A reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by the applicable Transaction Documents, and reference to any Person in a particular capacity excludes such Person in any other capacity or individually.

(f)       All references in this instrument to designated “Articles,” “Sections,” and other subdivisions are to the designated Articles, Sections, and other subdivisions of this Indenture. All references in this Indenture to “Exhibits” are to the designated Exhibits to this Indenture. The words “herein,” “hereof,” “hereto,” “hereby” and “hereunder” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section, or other subdivision.

(g)          The terms defined in Section 1.01 shall have the meanings assigned to them therein and include the plural as well as the singular.

(h)          All accounting terms not otherwise defined herein have the meanings assigned to them in accordance with IFRS.

(i)          Every “request,” “order,” “demand,” “direction,” “application,” “appointment,” “notice,” “statement,” “certificate,” “consent,” or similar action under this Indenture by any party shall, unless the form of such instrument is specifically provided, unless the party is deemed to have given its consent to a matter by operation of the express provisions of this Indenture, be in writing duly signed by such party.

(j)          The parties hereto acknowledge that each such party and their respective counsel have participated in the drafting and revision of this Indenture.  Accordingly, the parties agree that any rule of construction that disfavors the drafting party shall not apply in the interpretation of this Indenture.

Section 1.03       Captions and Headings. The captions and headings in this Indenture are solely for convenience of reference and in no way define, limit or describe the scope or intent of any Articles, sections, subsections, paragraphs, subparagraphs or clauses hereof.

Section 1.04      Preamble and Granting Clauses Incorporated. The preamble to this Indenture, the granting clauses, and other preliminary language are hereby incorporated in this Indenture.

ARTICLE II

THE SERIES 2023-A NOTES

Section 2.01        Issuance of Notes. There is hereby created a series of notes to be known as and entitled “Fixed Rate Senior Notes, Series 2023-A (Collateralized Loan Insurance Program)” (the “Series 2023-A Notes”).  The Series 2023-A Notes shall be issuable as fully-registered Notes without coupons in the aggregate principal amount of $60,000,000, in Authorized Denominations, and shall be executed, authenticated and delivered in accordance with the provisions of this Indenture. The Series 2023-A Notes shall be initially issued in the name of “Cede & Co.” as nominee for DTC, as registered owner of the Series 2023-A Notes, and shall be held by the Trustee as custodian for DTC pursuant to Section 2.12 of this Indenture. The Issuer shall execute and deliver to DTC a DTC Letter. No obligations may be issued pursuant to this Indenture, other than those authorized by this section, except notes issued upon transfer or exchange pursuant to Section 2.07 hereof, replacement notes issued pursuant to Section 2.05 hereof. The Series 2023-A Notes shall be dated as of the Delivery Date. Each Series 2023-A Note shall bear interest at the rate per annum as set forth in Exhibit A, commencing on the Delivery Date, computed on the basis of a 360-day year consisting of twelve 30-day months, payable on each Interest Payment Date, and shall mature as set forth in Exhibit A.

Section 2.02       Execution. The Series 2023-A Notes may be executed on behalf of the Issuer by an authorized representative of the Issuer with his or her manual or facsimile signature.  All such facsimile signatures shall have the same force and effect as if said representative had manually signed each of the Series 2023-A Notes.  In case any representative whose signature or a facsimile of whose signature appears on any Series 2023-A Notes ceases to be such representative before the Delivery Date, such signature or such facsimile shall nevertheless be valid and sufficient for all purposes, and the Series 2023-A Notes may be issued and delivered as if such representative had remained in office until the Delivery Date.

Section 2.03       Approval and Authentication. The Trustee shall authenticate the Series 2023-A Notes and make them available for delivery when and as provided in Section 2.10 hereof. Only such Series 2023-A Notes as have endorsed thereon a certificate of authentication substantially in the form set forth in the form of Series 2023-A Note attached hereto as Exhibit A and duly manually executed by the Trustee shall be entitled to any right, security, or benefit under this Indenture.  No Series 2023-A Note shall be valid or obligatory for any purpose unless and until such certificate of authentication is duly manually executed by the Trustee, and such executed certificate upon any such Series 2023-A Note shall be conclusive evidence that such Series 2023-A Note has been authenticated and delivered under this Indenture and that the Noteholder thereof is entitled to the benefits of the trust hereby created.  The Trustee’s certificate of authentication on any Series 2023-A Note shall be deemed to have been duly executed by the Trustee if (a) it is manually executed by an authorized officer or signatory of the Trustee, but it is not necessary that the same officer or signatory sign the certificate of authentication on all of the Series 2023-A Notes or on all of the Series 2023-A Notes of any series issued hereunder, and (b) the date of registration and authentication of the Series 2023-A Note is inserted in the place provided therefor on the certificate of authentication. The Trustee may appoint an agent (the “Authenticating Agent”) reasonably acceptable to the Issuer to authenticate the Series 2023-A Notes. Unless limited by the terms of such appointment, any such Authenticating Agent may authenticate Series 2023-A Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by the Authenticating Agent.

Section 2.04        Denomination; Medium of Payment. The Series 2023-A Notes are being offered and placed by the Placement Agent on behalf of the Issuer directly to the Note Purchasers pursuant to a Private Placement Memorandum dated May 23, 2023 (the “Private Placement Memorandum”), which Private Placement Memorandum has been authorized and signed by the Issuer. The Series 2023-A Notes shall be issuable only as fully-registered notes without coupons in Authorized Denominations. The Series 2023-A Notes shall be substantially in the form set forth in Exhibit A with such variations, insertions, or omissions as are appropriate and not inconsistent therewith. Principal of and interest on the Series 2023-A Notes shall be payable in the amounts, at the rates, and at such times as set forth in Exhibit A hereto and in any coin or currency of the United States of America that at the time of payment is legal tender for the payment of public and private debts.

Section 2.05        Mutilated, Lost, Stolen, or Destroyed Notes.  If any Series 2023-A  Note is mutilated, lost, stolen, or destroyed, the Issuer shall execute and the Trustee shall authenticate and deliver a new note of like date, number, series, interest rate, maturity, and denomination as that mutilated, lost, stolen, or destroyed (a “Replacement Note”); provided, that, in the case of any mutilated Series 2023-A Note, such mutilated Series 2023-A Note shall first be surrendered to the Trustee, and in the case of any lost, stolen, or destroyed Series 2023-A Note, there is first furnished to the Trustee evidence of such loss, theft, or destruction satisfactory to the Trustee, together with security and indemnity satisfactory to the Trustee and the Issuer.  If any such Series 2023-A Note has matured, is about to mature, or has been called for redemption, instead of issuing a Replacement Note the Issuer may pay the same without surrender thereof, provided that the conditions of this Section 2.05 have been satisfied. The Issuer and the Trustee may charge such Noteholder with their reasonable fees and expenses in connection with actions taken under this Section and may require such Noteholder to pay any tax, fee, or other governmental charge that may be imposed in relation thereto as conditions precedent to the issuance of any Replacement Note.  The Issuer shall cooperate with the Trustee in connection with the issuance of Replacement Notes, but nothing in this Section shall be construed in derogation of any rights that the Issuer or the Trustee may have to receive indemnification or security against liability, or payment or reimbursement of expenses, in connection with the issuance of a Replacement Note.

Every Replacement Note issued pursuant to this Section constitutes an original additional contractual obligation of the Issuer, whether or not the Series 2023-A Note alleged to have been mutilated, destroyed, lost, or stolen shall be at any time enforceable by anyone, and is entitled to all the rights and benefits of this Indenture equally and proportionately with any and all other Notes duly issued hereunder.

All Series 2023-A Notes are held and owned upon the express condition that the foregoing provisions are, to the extent permitted by law, exclusive with respect to the replacement or payment of mutilated, destroyed, lost, or stolen Series 2023-A Notes, and preclude any and all other rights or remedies.

Section 2.06        Cancellation and Disposition of Surrendered Notes. Whenever any outstanding Series 2023-A Note is delivered to the Trustee for cancellation pursuant to this Indenture (a “Surrendered Note”), upon payment of the principal amount represented thereby, or for replacement pursuant to Section 2.05 or transfer or exchange pursuant to Section 2.07, such Surrendered Note shall be promptly canceled by the Trustee and disposed of in accordance with its regulations.  Counterparts of a certificate with respect to such disposition shall be furnished by the Trustee to the Issuer from time to time, upon the Issuer’s written request.

   Section 2.07         Registration, Transfer and Exchange

(a)        The Issuer shall cause the Register to be kept by the Registrar, and the Registrar shall maintain the Register for the registration of ownership of each Series 2023-A Note as provided in this Indenture. No Series 2023-A Notes shall be registered to bearer.  Any Series 2023-A Note may be transferred upon surrender to the Register by the Noteholder in person or by his attorney-in-fact or legal representative duly authorized in writing together with a written instrument of transfer in form and with guarantee of signature satisfactory to the Trustee duly executed by the Noteholder or his attorney-in-fact or legal representative duly authorized in writing and upon payment by such Noteholder of a sum sufficient to cover any governmental tax, fee, or charge required to be paid as provided in this Indenture.  Upon any such registration of transfer, the Issuer shall execute and the Trustee shall authenticate and deliver in the name of the transferee a new fully-registered Series 2023-A Note or Notes of Authorized Denominations and of the same series, maturity, and interest rate and in the same aggregate principal amount, and the Registrar shall enter the transfer of ownership in the Register.  No transfer of any Series 2023-A Note is effective until entered on the Register.

(b)        Any Series 2023-A Notes, upon surrender thereof to the Designated Trust Office of the Trustee with a written instrument of transfer in form and with guarantee of signature satisfactory to the Trustee, duly executed by the Noteholder or his attorney-in-fact or legal representative duly authorized in writing, may be exchanged, at the option of such Noteholder, and upon payment by such Noteholder of a sum sufficient to cover any governmental tax, fee, or charge required to be paid as provided in this Indenture, when not prohibited by law, for an equal aggregate principal amount of Notes of the same series, interest rate, and maturity of any Authorized Denominations and registered in the name of the same Noteholder. The Issuer shall execute and the Trustee shall authenticate and deliver Series 2023-A Notes that the Noteholder making the exchange is entitled to receive, bearing numbers not then outstanding, and the Registrar shall enter the exchange in the Register.

(c)       The cost of printing, lithographing, and engraving of all Series 2023-A Notes is an expense of the Issuer. There is no charge to any Noteholder for the registration, exchange, or transfer of Series 2023-A Notes from one Noteholder to another, although in each case the Trustee may require the payment by the Noteholder requesting exchange or transfer of any tax, fee, or other governmental charge required to be paid with respect thereto and may require that such amount be paid before any such new Series 2023-A Note is delivered.

(d)       The Issuer and the Trustee may deem and treat any Noteholder as the absolute owner of such Series 2023-A Note for the purpose of receiving any payment on such Series 2023-A Note and for all other purposes of this Indenture, whether such Series 2023-A Note is overdue or not, and neither the Issuer nor the Trustee shall be affected by any notice to the contrary.  Payment of, or on account of, the principal of and interest on any Series 2023-A Note will be made to or upon the written order of such Noteholder or his attorney-in-fact or legal representative duly authorized in writing.  All such payments are valid and effective to satisfy and discharge the liability upon such Series 2023-A Note to the extent of the sum or sums so paid.

(e)        The execution by the Issuer of any Series 2023-A Note of any Authorized Denomination constitutes full and due authorization of such denomination, and the Trustee is thereby authorized to authenticate and deliver such Series 2023-A Note.  New Series 2023-A Notes delivered upon any transfer or exchange are valid obligations of the Issuer, evidencing the same obligation as the Series 2023-A Notes surrendered, are secured by this Indenture, and are entitled to all of the security and benefits hereof to the same extent as the Series 2023-A Notes surrendered.  The Trustee is not required to transfer or exchange any Series 2023-A Note (i) after the notice calling such Series 2023-A Note for redemption has been given as herein provided, or (ii) during a period beginning at the opening of business on the Record Date next preceding any Note Payment Date, and ending at the close of business on such Note Payment Date.

(f)        Each Series 2023-A Note shall bear the following Securities Legend:  “THE SERIES 2023-A NOTES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THE HOLDERS THEREOF ACKNOWLEDGE THAT THE SERIES 2023-A NOTES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT AND AGREE THAT THE SERIES 2023-A NOTES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT TO A PERSON WHOM THE HOLDER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A OR PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, AND IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION, INCLUDING AUSTRALIA. NEITHER THE SERIES 2023-A NOTES (NOR ANY INTEREST THEREIN) MAY BE SOLD, TRANSFERRED OR ASSIGNED TO ANY AUSTRALIAN PERSON OR ENTITY. THE OWNERS OF THE SERIES 2023-A NOTES AGREE THAT ANY TRANSFER OF THE SERIES 2023-A NOTES OR ANY INTEREST THEREIN WILL BE MADE IN ACCORDANCE WITH THE PROVISIONS OF THIS INDENTURE. ANY PURPORTED PURCHASE OR TRANSFER OF ANY INTEREST IN A SERIES 2023-A NOTE BY A PURCHASER OR TO A TRANSFEREE THAT DOES NOT COMPLY WITH THE FOREGOING SHALL BE NULL AND VOID AB INITIO.”

(g)         Each Person who is or who becomes a Beneficial Owner of a Series 2023-A Note shall be deemed by the acceptance or acquisition of such Beneficial Ownership Interest to have agreed to be bound by the provisions of this Section.

(h)         Any transfer of a Series 2023-A Note or any interest therein which is not made in compliance with this Section 2.07 shall be null and void and shall not be given effect for any purpose hereunder.

(i)          Each initial purchaser of a Series 2023-A Note shall provide an investor letter in the form attached hereto as Exhibit B (the “Investor Letter”). Any Noteholder who purchases or otherwise acquires a Series 2023-A Note or Beneficial Ownership Interest or any other interest in  a Series 2023-A Note, by its acquisition of such Series 2023-A Note or interest in a Series 2023-A Note, whether upon original issuance or subsequent transfer, is deemed to have represented to and agreed with the Issuer, the Placement Agent, and the Trustee that:

(i)        in connection with its acquisition of such Series 2023-A Note or interest in a Series 2023-A Note, (1) none of the Issuer, the Trustee, the Placement Agent, the Insurer, Newlight, PIUS or any of their respective Affiliates is acting as a fiduciary or financial or investment advisor for such Noteholder in connection with the Purchaser’s purchase of a Series 2023-A Note; (2) such Noteholder is not relying (for purposes of making any investment decision or otherwise) upon any advice, counsel or representations (whether written or oral) of the Issuer, the Trustee, the Placement Agent, the Insurer, Newlight, PIUS or any of their respective Affiliates, except for representations in the Transaction Documents; (3) such Noteholder has consulted with its own legal, regulatory, tax, business, investment, financial and accounting advisors to the extent it has deemed necessary and has made its own investment decision (including decisions regarding the suitability of any transaction pursuant to this Indenture) based upon its own judgment and upon any advice from such advisors as it has deemed necessary and not upon any view expressed by the Issuer, the Trustee, the Placement Agent, the Insurer, Newlight, PIUS or any of their respective Affiliates; and (4) the Noteholder (A) is a Qualified Institutional Buyer or an Institutional Accredited Investor, (B) is aware (and if it is acquiring the Series 2023-A Notes for the account of one or more Qualified Institutional Buyers or Institutional Accredited Investors, each is aware) that the Issuer and the Placement Agent are relying on the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) of the Securities Act, (C) is acquiring the Series 2023-A Notes for its own account or for the account of one or more Qualified Institutional Buyers or Institutional Accredited Investors for whom it is authorized to act, in either case for investment purposes and not for distribution in violation of the Securities Act, (D) is able to bear the economic risk of an investment in the Series 2023-A Notes and (E) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of purchasing the Series 2023-A Notes;

(ii)         at the time it received the offer to acquire the Series 2023-A Notes, it was carrying on a business of providing finance, or investing or dealing in securities, in the course of operating in financial markets;

(iii)       except as disclosed to the Issuer prior to the date of the Investor Letter, at the time it received the offer to acquire the Series 2023-A Notes, it did not know, or have reasonable grounds to suspect, that it was, or would become an Associate of the Issuer or any other person who was made an offer to acquire the Series 2023-A Notes whose identity was disclosed to the Purchaser;

(iv)       it will provide to the Issuer, when reasonably requested by the Issuer, any factual information in the Purchaser’s possession or which the Purchaser is reasonably able to provide to assist the Issuer to demonstrate that:

(a)          the “public offer test” under section 128F of the Tax Act has been satisfied in relation to the Series 2023-A Notes; and

(b)          payments of interest under the Series 2023-A Notes are exempt from Australian withholding tax under section 128F of the Tax Act;

(v)         the Noteholder has had the opportunity to ask questions of and receive answers from the Issuer concerning the purchase of the Series 2023-A Notes and all matters relating thereto or any additional information deemed necessary to its decision to purchase or acquire the Series 2023-A Notes.  The Noteholder has reviewed and has made its decision to invest on its review of this Indenture, the Proceeds Disbursing Agreement, the Insurance Policy, the Private Placement Memorandum and any other Transaction Document it deemed necessary and on certain other information it has obtained and that it deems relevant to its investment in the Series 2023-A Notes. The Noteholder has made its own independent review of credit and related matters applicable to the Insurer in connection with the purchase and holding of the Series 2023-A Notes and otherwise to its investment in the Series 2023-A Notes;

(vi)        the Noteholder understands that the Series 2023-A Notes are being offered only in a transaction that does not require registration under the Securities Act and, if such Noteholder decides to resell or otherwise transfer such Series 2023-A Notes or any interest therein, it agrees that it will resell or transfer such Series 2023-A Notes only to the Issuer or an Affiliate or to a Person whom the seller reasonably believes is a Qualified Institutional Buyer acquiring the Series 2023-A Notes for its own account or as a fiduciary or agent for others (which others must also be Qualified Institutional Buyers) to whom notice is given that the resale or other transfer is being made in reliance on Rule 144A of the Securities Act and in accordance with any applicable United States state securities laws or other applicable securities laws of the relevant jurisdiction;

(vii)      the Noteholder understands that each certificate representing an interest in the Series 2023-A Notes will bear the Securities Legend described in subsection (g), above (among other legends to be included), unless determined otherwise in accordance with applicable law;

(viii)      unless the Securities Legend has been removed from the Series 2023-A Notes, such Noteholder shall notify each transferee of the Series 2023-A Notes or of any Beneficial Ownership Interest or other interest therein of the deemed representations set out in this Section and that such transferee shall be deemed to have agreed to notify its subsequent transferees as to the foregoing;

(ix)        by virtue of its acceptance of such Series 2023-A Note or Beneficial Ownership Interest or other interest therein, the Noteholder will indemnify the Placement Agent, the Trustee, the Insurer, Newlight, PIUS and the Issuer against any and all liability that may result if any transfer of such Series 2023-A Note or any Beneficial Ownership Interest or other interest therein is not made in compliance with this Section and the Investor Letter; and

(x)        any purchaser of a Series 2023-A Note who did not purchase such Series 2023-A Note during the initial offering constitutes a Qualified Institutional Buyer.

(j)          In order to preserve the exemption for resales and transfers provided by Rule 144A under the Securities Act, the Issuer shall provide to any Noteholder and any prospective purchaser designated by such Noteholder, upon request of such Noteholder or such prospective purchaser, such information required by Rule 144A as will enable the resale of such Series 2023-A Note to be made pursuant to Rule 144A.  However, the Issuer shall not be required to provide more information than is required by Rule 144A as of the date the Series 2023-A Notes were issued but may elect to do so if necessary under subsequent revisions of Rule 144A.  In addition, the Issuer may from time to time modify the foregoing restrictions on resale and other transfers, without the consent but upon notice to the Noteholder, in order to reflect any amendment to Rule 144A or change in the interpretation thereof or practices thereunder if the Issuer and the Trustee shall have received an Opinion of Counsel to the effect that such amendment or supplement is necessary or appropriate; and

(k)         Each transferee of a Series 2023-A Note will be deemed to have represented one of the following:  (i) the transferee is neither an employee benefit plan or other retirement arrangement, including individual retirement accounts and annuities, Keogh plans and collective investment funds and separate accounts and other entities in which such plans, accounts or arrangements are invested, including insurance company general accounts, that is subject to ERISA or the Code (each, a “Benefit Plan”) nor any Person who is directly or indirectly purchasing such Series 2023-A Notes or interest therein with the assets of a Benefit Plan; (ii) the transferee’s purchase and holding of the Series 2023-A Notes or interest therein is exempt from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code under one or more prohibited transaction exemptions issued by the U.S. Department of Labor or (iii) the transferee has received an opinion of counsel that establishes to the satisfaction of such transferee that the acquisition and holding of the Series 2023-A Notes will not result in a violation of Section 406 of ERISA or Section 4975 of the Code or result in the imposition of excise taxes under Section 4975 of the Code.

Section 2.08        Number and Payment Provisions. The Series 2023-A Notes will be numbered consecutively from R-1 upward, or in such other manner as the Issuer, with the concurrence of the Trustee, determines.  Each Series 2023-A Note will bear interest from the Note Interest Payment Date immediately preceding the date of registration and authentication thereof unless (a) the Series 2023-A Note is registered and authenticated as of a Note Interest Payment Date, in which event it shall bear interest from such date, or (b) interest on the Series 2023-A Notes is in default, in which event it shall bear interest from the date to which interest has been paid in full, or (c) if no interest has been paid on the Series 2023-A Notes, in which event it shall bear interest from the Delivery Date.  The Trustee shall insert the date of authentication of each Series 2023-A Note in the place provided for such purpose in the form of certificate of authentication of the Trustee to be printed on each Series 2023-A Note.  If interest on the Series 2023-A Notes is in default, Notes issued in exchange for Series 2023-A Notes surrendered for transfer or exchange shall be dated as of the date to which interest has been paid in full on the Series 2023-A Notes surrendered.

Subject to the provisions of Section 2.12 hereof, payment of the final installment of principal of each Series 2023-A Note is payable by check or wire transfer to the Noteholders upon presentation and surrender of such Series 2023-A Note when due, at the Designated Trust Office.  Payment of interest on the Series 2023-A Notes shall be made to the Noteholders thereof at the close of business on the Record Date preceding the applicable Note Interest Payment Date, and shall be paid by check mailed or wire transfer initiated on the Note Interest Payment Date to such Noteholders at their addresses as they appear on the Register or at such other addresses as are furnished to the Trustee in writing by such Noteholder prior to the Record Date next preceding the applicable Note Interest Payment Date or, at the request of any Noteholder that owns Series 2023-A Notes in an aggregate principal amount of $1,000,000 or more, by wire transfer in immediately available funds to such persons at such bank account numbers or addresses as are furnished to the Trustee at least five Business Days prior to the Note Interest Payment Date (or such shorter time as the Trustee may agree to), at the option, risk, and expense of such Noteholder upon terms satisfactory to the Trustee, irrespective of any transfer or exchange of Series 2023-A Notes subsequent to the Record Date and prior to such Note Interest Payment Date, unless the Issuer defaults in the payment of interest due on such Note Interest Payment Date.  The designation so given will be effective unless and until rescinded in writing by the Noteholder at least five (5) Business Days (or such shorter period of time as the Trustee will agree to) prior to the Note Interest Payment Date to which such rescission is designated to apply.

If any Noteholder fails to provide a correct taxpayer identification number to the Trustee, the Trustee may impose a charge against such Noteholder sufficient to pay any governmental charge required to be paid as a result of such failure.  In compliance with Section 3406 of the Code, such amount may be deducted by the Trustee from amounts otherwise payable to such Noteholder hereunder or under the Series 2023-A Notes.

Section 2.09       Non-Presentment of Notes.  If any Series 2023-A Note is not presented for payment when the principal thereof becomes due, either at maturity or at the date fixed for redemption thereof or otherwise, if funds sufficient to pay such Series 2023-A Note have been made available to the Trustee for the benefit of such Noteholder, all liability of the Issuer to such Noteholder for the payment of such Series 2023-A Note shall forthwith terminate and be completely discharged, and thereupon the Trustee shall hold such funds, without liability for interest thereon, for the benefit of such Noteholder, who is thereafter restricted exclusively to such funds for any claim of whatever nature on its part under this Indenture or on, or with respect to, said Series 2023-A Note.  The Trustee shall return to the Issuer any funds held by the Trustee for the payment of any amount with respect to the Series 2023-A Notes that remains unclaimed for two years.  After return to the Issuer of such funds, the Noteholders entitled to payment on the Series 2023-A Notes must look to the Issuer for payment as general creditors unless an applicable abandoned property law designates another Person, and the Trustee shall have no further liability to the Noteholders with respect to such funds for that period commencing after the return thereof to the Issuer.

Section 2.10        Delivery of Series 2023-A Notes

(a)       Upon the execution and delivery of this Indenture, the Issuer shall execute and deliver to the Trustee the Series 2023-A Notes in the aggregate principal amount of $60,000,000, and the Trustee shall authenticate and register the Series 2023-A Notes as provided in Section 2.12 hereof.

(b)         Prior to and as a condition precedent to the authentication and delivery of the Series 2023-A Notes there shall be filed with and delivered to the Trustee:

(i)          certified copies of the resolutions adopted by the authorized officials of the Issuer, if any, authorizing the execution and delivery of the Transaction Documents to which the Issuer is party and the issuance of the Series 2023-A Notes;

(ii)          copies of executed Transaction Documents;

(iii)        an executed copy of the Proceeds Disbursing Agreement;

(iv)         the binder evidencing coverage by the Insurance Policy;

(v)          the Series 2023-A Notes executed by the Issuer;

(vi)         a copy of the rating letter issued by the Rating Agency with respect to the Series 2023-A Notes;

(vii)       a written order of the Issuer, directed to the Trustee, instructing the Trustee to authenticate the Series 2023-A Notes and to make them available for delivery to DTC through the FAST system upon payment to the Trustee by the Placement Agent for the account of the Issuer of the sum specified in such written order, in the form attached hereto as Exhibit C;

(viii)       the Investor Letter or Investor Letters executed by each of the initial purchasers of the Series 2023-A Notes;

(ix)         a certificate of the Issuer and Co-Obligors substantially in the form attached to the Placement Agreement;

(x)        an opinion or opinions of counsel to the Issuer and the Co-Obligors substantially in the form attached to the Placement Agreement;

(xi)         an opinion of counsel to the Placement Agent substantially in the form attached to the Placement Agreement;

(xii)       a certificate of internal counsel for the Placement Agent substantially in the form attached to the Placement Agreement; and

(xiii)      such further opinions and instruments as are reasonably required by the Placement Agent or the Trustee.

Section 2.11        Security.  The payments of principal of and interest on the Series 2023-A Notes shall be secured by the Trust Estate, including an assignment by the Trustee to the Servicer of the Proceeds Disbursing Agreement, including all Obligor Payments and other amounts payable to the Trustee under the Proceeds Disbursing Agreement, the cash balances in the Payment Reserve Fund and other funds maintained by the Trustee. In addition, as provided in the Insurance Policy, to the extent other amounts are insufficient to pay debt service on the Series 2023-A Notes when due, payments made by the Insurer under the Insurance Policy may be used to make such payments.  All funds established in this Indenture are pledged and assigned under the Transaction Documents for the equal and proportionate benefit of the registered holders of the Series 2023-A Notes and, except as otherwise provided in the Transaction Documents, may be used for no purpose other than payment of the Series 2023-A Notes. The obligation of the Issuer to abide by the terms of the Indenture and the Series 2023-A Notes shall be absolute and unconditional and shall not be subject to any defense or any right of set off, counterclaim or recoupment arising out of any breach by the Trustee or any Noteholder of any obligation to the Issuer or otherwise with respect to the Series 2023-A Notes, or out of any indebtedness or liability at any time owing to the Issuer by the Trustee.  Until such time as all of the Series 2023-A Notes shall have been fully paid or redeemed, the Issuer will not suspend or discontinue any payments provided for herein. Notwithstanding the foregoing, the Issuer’s obligation to make payments on the Series 2023-A Notes is limited to the components of the Trust Estate. If the sources comprising the Trust Estate do not provide funds sufficient to make payments on the Series 2023-A Notes, the Issuer is under no obligation to make such payments. Pursuant to the Trustee Services Agreement, the Trustee has assigned the Trust Estate to the Servicer, other than the Insurance Policy, which has been issued directly to the Trustee as Named Insured.

Section 2.12        Book-Entry Registration

(a)        The Series 2023-A Notes shall be issued initially in the form of a single global note in fully-registered form without interest coupons (a “Global Note”), which shall be deposited with the Trustee as custodian for DTC, at the Designated Trust Office and registered in the name of Cede & Co., as nominee for DTC, duly executed by the Issuer and authenticated as provided herein.

(b)         None of the Issuer, the Trustee, the Paying Agent or the Registrar shall have responsibility or obligation to any broker-dealer, bank, or other financial institution for which DTC holds the Series 2023-A Notes from time to time as securities depository (“Direct Participants”) or to any person on behalf of whom such Direct Participant holds an interest in the Series 2023-A Notes (“Indirect Participants”). None of the Issuer, the Trustee, the Paying Agent or the Registrar have responsibility or obligation with respect to (i) the accuracy of the records of DTC, Cede & Co., or any Direct or Indirect Participant; (ii) the delivery of any notices to any Direct or Indirect Participant, (iii) the delivery to any Direct or Indirect Participant or any other Person as set forth in Section 2.12(c) of any amount with respect to principal of or interest on the Series 2023-A Notes, or (iv) consents given or action taken by DTC.  While registered with DTC, no Person other than Cede & Co., or any successor thereto, as nominee for DTC, shall receive a Series 2023-A Note evidencing the obligation of the Issuer to make payments of principal and interest pursuant to this Indenture.  Upon delivery by DTC to the Trustee of written notice to the effect that DTC has determined to substitute a new nominee in place of Cede & Co., and subject to the provisions in this Indenture with respect to interest checks or drafts being mailed or wire transfers to the Noteholder, the word “Cede & Co.” in this Indenture shall refer to such new nominee of DTC.

(c)         Purchases of Series 2023-A Notes under the DTC system must be made by or through its Direct or Indirect Participants, which will receive a credit for the Series 2023-A Notes on DTC’s records. The ownership interest of each actual purchaser of each Series 2023-A Note (each such owner being a “Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct and Indirect Participants, through which the Beneficial Owner entered into the transaction.  Neither the Issuer nor the Trustee will have any obligation or responsibility for the foregoing.  Transfers of ownership interests in the Series 2023-A Notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Series 2023-A Notes, except in the events set forth in Section 2.12(e), below.

To facilitate subsequent transfers, all Series 2023-A Notes deposited by Direct Participants with DTC will be registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC.  The deposit of Series 2023-A Notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership.  DTC has no knowledge of the actual Beneficial Owners of the Series 2023-A Notes; DTC’s records reflect only the identity of the Direct Participants to whose accounts such Series 2023-A Notes are credited, which may or may not be the Beneficial Owners.  The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time, and neither the Issuer nor the Trustee shall have any obligation or responsibility with respect thereto.

(d)         Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the Series 2023-A Notes unless authorized by a Direct Participant in accordance with DTC’s procedures.  Under its usual procedures, DTC mails an Omnibus Proxy to the Trustee as soon as possible after the record date.  The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts Series 2023-A Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

(e)        DTC may discontinue providing its services as depository with respect to the Series 2023-A Notes at any time by giving reasonable notice to the Issuer. Under such circumstances, in the event that a successor depository is not obtained, certificated Series 2023-A Notes will be printed and delivered to any Participant having Series 2023-A Notes credited to its DTC account (collectively, the “Certificated Notes”).

The Issuer may decide to discontinue use of the book-entry-only system. In that event, Certificated Notes will be printed and delivered to DTC.

If the Trustee has instituted or caused to be instituted or has been directed to institute any judicial proceeding in a court of competent jurisdiction to enforce the rights of Beneficial Owners under this Indenture and the Global Note, and the Trustee has been advised by counsel that in connection with such proceeding it is necessary or appropriate for the Trustee to obtain possession of such Global Note, then Certificated Notes will be printed and delivered to DTC.

After the occurrence of an Event of Default under this Indenture, if a Majority of the Noteholders advise the Depository through its Direct or Indirect participants in writing (and the Depository so notifies the Issuer and the Trustee, in writing) that the continuation in global form of the Series 2023-A Notes being evidenced by such Global Note is no longer in their best interests, then Certificated Notes will be printed and delivered to DTC.

The requirements of this Indenture for the registration, delivery, transfer or exchange of the Series 2023-A Notes are deemed modified to require that the requirements of DTC for such procedures be met.  If for any reason DTC ceases to hold such Series 2023-A Notes, the Trustee will prepare and deliver physical Certificated Notes at the sole cost and expense of the Issuer.

(f)        The Trustee shall have the authority, but not the obligation, to communicate directly with Indirect Participants or Beneficial Owners; provided, however, that such Indirect Participants shall have first delivered to the Trustee satisfactory evidence (as determined in the Trustee’s sole discretion) of such Indirect Participants’ or Beneficial Owners’ ownership interests in the Series 2023-A Notes.

(g)          For so long as the DTC Letter shall be in effect, the provisions thereof supersede any contrary provision of this Indenture.

(h)          The Trustee may treat and consider the person in whose name each Series 2023-A Note is registered in the Register as the holder and absolute owner of such Series 2023-A Note for the purpose of payment of principal of and interest on such Series 2023-A Note, for the purpose of giving notices of redemption or other matters with respect to such Series 2023-A Note, and for all purposes whatsoever.

Section 2.13       Early Redemption of Series 2023-A Notes.  The Series 2023-A Notes shall be subject to redemption prior to the Stated Maturity Date under the following circumstances (each, an “Early Redemption”): (a) upon the prepayment by the Issuer of the Disbursement (but only to the extent of such prepayment) prior to the Stated Maturity Date on any Business Day after the expiration of the Initial No-Call Period, as further described in Section 4.07 herein (a “Prepayment Redemption”); (b) in the event that the Co-Obligors fail to make a Co-Obligor Payment by the end of the Co-Obligor Payment Grace Period, unless the Co-Obligors have made a Co-Obligor Nonpayment Cure, as further described in Section 5.04 herein (a “Special Redemption”); and (c) if, prior to the Stated Maturity Date thereof, one of the following occurs: (i) the occurrence of a Bankruptcy Event, (ii) a downgrade by S&P of the rating of the Insurer below investment grade where the Issuer, using best efforts and with assistance from Newlight, has not replaced the Insurance Policy with an insurance policy issued by a new insurer with an investment-grade rating of “A-” or better within the 90-day period following the downgrade, or (iii) failure of the Insurer to pay a Residual Value Loss Amount by the Settlement Date in accordance with the terms of the Insurance Policy, including satisfaction of all conditions to such payment, as further described in Sections 5.01 and 5.02 herein (each of  (c)(i), (ii) and (iii) an “Extraordinary Redemption”). The Trustee shall not be responsible for monitoring, or charged with knowledge of, the ratings of the Series 2023-A Notes.

Section 2.14      Cancellation.  All Series 2023-A Notes that have been purchased, redeemed, paid, or retired, or received by the Trustee for exchange, shall not be reissued but shall be canceled and disposed of by the Trustee, in accordance with Section 2.06 hereof.

Section 2.15         CUSIP, ISIN and Common Code Numbers.  In issuing the Series 2023-A Notes, the Issuer may use CUSIP, ISIN and Common Code numbers (if then generally in use) and, if so, the Placement Agent shall obtain and the Trustee shall use CUSIP, ISIN and Common Code numbers in notices to Noteholders as a convenience to Noteholders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Series 2023-A Notes or as contained in any notice and that reliance may be placed only on the other identification numbers printed on the Series 2023-A Notes, and any such notice shall not be affected by any defect in or omission of such numbers.  The Issuer will promptly notify the Trustee in writing of any initial CUSIP, ISIN and/or Common Code numbers and any change in the CUSIP, ISIN or Common Code numbers.

ARTICLE III
ESTABLISHMENT OF FUNDS; APPLICATION OF PROCEEDS; INVESTMENTS

Section 3.01      Funds. The following funds are hereby created by this Indenture and maintained by the Trustee in connection with the Series 2023-A Notes:

(a)          Capitalized Interest Fund;
(b)          Payment Reserve Fund;
(c)          Note Proceeds Fund;
(d)          Insurance Premium Fund;
(e)          Insurance Reserve Fund;
(f)          Repayment Fund;
(g)          Debt Service Fund;
(h)          Expense Fund;
(i)          Insurance Proceeds Fund;
(j)          Equity Cure Reserve Fund;
(k)          Recovery Fund; and
(l)          Interest Earnings Fund.

Section 3.02       Capitalized Interest Fund. There is hereby created in connection with the Series 2023-A Notes a Capitalized Interest Fund into which Series 2023-A Note Proceeds in the amount of $311,667.00 will be deposited on the Delivery Date. The amount deposited into the Capitalized Interest Fund, which will be equal to the number of days of accrued interest from the Delivery Date to the first Note Interest Payment Date, will be drawn by the Trustee to pay the Note Interest Payment due on the Series 2023-A Notes on the first Note Interest Payment Date. Interest earnings on amounts invested in the Capitalized Interest Fund will be withdrawn by the Trustee on each Transfer Date and transferred to the Interest Earnings Fund.

Section 3.03       Payment Reserve Fund. There is hereby created in connection with the Series 2023-A Notes a Payment Reserve Fund into which Series 2023-A Note Proceeds in the amount of $4,408,333.33 will be deposited on the Delivery Date. The amount to be deposited into the Payment Reserve Fund on the Delivery Date (as determined by the Servicer) shall equal the maximum monthly interest and principal debt service payment due on the Series 2023-A Notes, plus the amount of Special Redemption Interest. Amounts on deposit in the Payment Reserve Fund will be used to make Note Payments under the following conditions:

(a)         In the event of a shortfall on the Transfer Date in the amount on deposit in the Repayment Fund, the Trustee shall draw from the Payment Reserve Fund an amount equal to the shortfall and pay the current scheduled debt service due on the Series 2023-A Notes on the Note Payment Date.

(b)        In the event that a Claim has been submitted under the Insurance Policy as part of a Special Redemption, the Trustee shall apply, on the Special Redemption Date, the proceeds received under the Insurance Policy plus the cash balances of the Payment Reserve Fund and the Interest Reserve Fund to redeem in full the Outstanding principal of the Series 2023-A Notes and pay the Special Redemption Interest thereon.

(c)         Interest earnings on amounts invested in the Payment Reserve Fund will be withdrawn by the Trustee on each Transfer Date and transferred to the Interest Earnings Fund.

Section 3.04        Note Proceeds Fund. There is hereby created in connection with the Series 2023-A Notes, a Note Proceeds Fund. Except for the amount retained by the Placement Agent constituting the Placement Agent’s fee, all proceeds of the sale of the Notes shall be deposited into the Note Proceeds Fund on the Delivery Date and disbursed as provided in Section 3.11(b) hereof.

Section 3.05        Insurance Premium Fund. There is hereby created in connection with the Series 2023-A Notes, an Insurance Premium Fund. On each Obligor Note Interest Payment Date, the Trustee will deposit the portion of the Obligor Interest Payment set forth in the table attached hereto as Exhibit D into the Insurance Premium Fund. Such amount will be paid to the Insurer, as additional premium for the Insurance Policy, according to the schedule set forth in the Proceeds Disbursing Agreement.

Section 3.06       Insurance Reserve Fund. There is hereby created in connection with the Series 2023-A Notes, an Insurance Reserve Fund. On the date of issuance of the Series 2023-A Notes, proceeds of the Series 2023-A Notes in the amount of $5,750,000 will be deposited into the Insurance Reserve Fund. Such amount shall remain in the Insurance Reserve Fund until the Trustee receives from the Insurer, written direction that such amount may be released to the Issuer.

Section 3.07        Equity Cure Reserve Fund. There is hereby created in connection with the Series 2023-A Notes, an Equity Cure Reserve Fund. On the date of issuance of the Series 2023-A Notes, the Trustee shall deposit $5,000,000 into the Equity Cure Reserve Fund. Such amount will be available to fund equity cures during the Initial No-Call Period in accordance with the terms of the Proceeds Disbursing Agreement. If the Issuer exercises its cure right under the Proceeds Disbursing Agreement, the Trustee will transfer from the Equity Cure Reserve Fund to the Repayment Fund, the amount required to cure the financial covenant default under the Proceeds Disbursing Agreement. At the end of the Initial No-Call Period, any money transferred to the Repayment Fund will be applied to the principal of Term Advance Payments in inverse order of maturity. At the end of the Initial No-Call Period, any funds remaining in the Equity Cure Reserve Fund will be released to the Issuer.

Section 3.08      Repayment Fund. There is hereby created in connection with the Series 2023-A Notes a Repayment Fund. The Trustee will maintain the Repayment Fund and deposit therein the Co-Obligor Payments made by the Co-Obligors to the Trustee on each Co-Obligor Payment Date. Amounts in the Repayment Fund shall be withdrawn by the Trustee on each Transfer Date and deposited first (a) to the Debt Service Fund an amount sufficient to pay the principal of and interest on the Series 2023-A Notes on the next Note Payment Date, and then (b) to the Expense Fund. Interest earnings on amounts invested in the Repayment Fund will be withdrawn by the Trustee on each Transfer Date and transferred to the Interest Earnings Fund.

Section 3.09        Debt Service Fund. There is hereby created in connection with the Series 2023-A Notes a Debt Service Fund. On each Transfer Date, the Trustee shall withdraw from the Repayment Fund and deposit into the Debt Service Fund, an amount sufficient to pay the principal of and interest on the Series 2023-A Notes on the next Note Payment Date. Interest earnings on amounts invested in the Debt Service Fund will be withdrawn by the Trustee on each Transfer Date and transferred to the Interest Earnings Fund.

Section 3.10       Expense Fund. There is hereby created in connection with the Series 2023-A Notes an Expense Fund. The Trustee will transfer amounts from the Repayment Fund (which amounts come from Co-Obligor Payments) to the Expense Fund, as provided in Section 3.05 herein. Amounts in the Expense Fund will be used to pay the Fees and Expenses in connection with the Series 2023-A Notes and the Disbursement, as such Fees and Expenses are described in Exhibit E hereto. The Trustee may withdraw amounts from the Expense Fund without further authorization from the Issuer for payment of amounts owed to it as Trustee, Named Insured, Disbursing Agent, Paying Agent and Registrar under and in accordance with the Transaction Documents, and to the Servicer (in accordance with the Trustee Services Agreement) and shall otherwise disburse amounts from the Expense Fund as directed in writing by the Issuer or provided herein. Interest earnings on amounts invested in the Expense Fund will be withdrawn by the Trustee on each Transfer Date and transferred to the Interest Earnings Fund. Amounts remaining in the Expense Fund after all Series 2023-A Notes have been redeemed and all Fees and Expenses have been paid will be released to the Issuer.

Section 3.11        Insurance Proceeds Fund. There is hereby created in connection with the Series 2023-A Notes an Insurance Proceeds Fund. The Trustee shall deposit into the Insurance Proceeds Fund the Residual Value Loss Amount paid by the Insurer pursuant to the terms of the Insurance Policy in settlement of a Claim filed thereunder as a result of an Event of Special Redemption of the Series 2023-A Notes. The Trustee shall transfer amounts in the Insurance Proceeds Fund to the Debt Service Fund and use such amounts for the Special Redemption of the Series 2023-A Notes on the Special Redemption Date. Interest earnings on amounts invested in the Insurance Proceeds Fund, if any, will be withdrawn by the Trustee on a Transfer Date and transferred to the Interest Earnings Fund.

Section 3.12        Recovery Fund. There is hereby created in connection with the Series 2023-A Notes a Recovery Fund. The Trustee shall deposit into the Recovery Fund the amounts received as Recoveries, as described in the Insurance Policy, as part of a Special Redemption of the Series 2023-A Notes. The Trustee shall apply the amounts in the Recovery Fund first (a) to pay or reimburse all amounts owing to the Trustee (and the Servicer, if applicable) as described in the first sentence of Section 6.07 hereof, and then (b) to redeem the outstanding Series 2023-A Notes on the Special Redemption Date, or on an earlier date, if so instructed in writing by the Servicer. Interest earnings on amounts invested in the Recovery Fund, if any, shall remain in the Recovery Fund. If any amount remains in the Recovery Fund after all Outstanding Series 2023-A Notes have been redeemed and all outstanding amounts (other than inchoate indemnification obligations) due and payable to the Trustee by the Issuer under the Transaction Documents have been paid to the Trustee, such amount shall be released in accordance with Section 12.10 hereof.

Section 3.13       Interest Earnings Fund. There is hereby created in connection with the Series 2023-A Notes, an Interest Earnings Fund. Earnings on all Funds established herein, except for earnings on amounts in the Recovery Fund, shall be transferred to the Interest Earnings Fund. In the event that all Outstanding Series 2023-A Notes are to be redeemed pursuant to Article VII hereof, amounts in the Interest Earnings Fund shall be transferred to the Recovery Fund and used for the purposes described in Section 3.09, or if no Event of Default has occurred and is continuing, returned to the Issuer on the earlier of (a) the Stated Maturity Date or (b) the date on which all outstanding amounts due and payable by the Issuer under the Outstanding Series 2023-A Notes and all other amounts owed under the Transaction Documents (other than inchoate indemnification obligations) have been paid in full.

Section 3.14       Disbursed Amount and Flow of Funds on Delivery Date. (a) The amount payable to the Issuer will be $60,000,000, which is the face amount of the Series 2023-A Notes (the “Issue Price”).

(b)         On the Delivery Date, the Placement Agent shall wire to the Trustee an amount equal to $60,000,000, which shall equal the Issue Price of the Series 2023-A Notes (the “Series 2023-A Note Proceeds”). The Series 2023-A Note Proceeds shall be deposited into the Note Proceeds Fund and then applied by the Trustee, as follows:

(i)          An amount equal to $600,000 will be retained by the Placement Agent as its fee in connection with the placement of the Series 2023-A Notes and an amount equal to $850,119.55 will be deposited into the Expense Fund and used, as directed in writing by the Issuer, to pay costs of issuance and other Fees and Expenses related to the issuance of the Series 2023-A Notes;

(ii)          An amount equal to $10,465,000.00 will be paid to cover the costs related to the Insurance Policy;

(iii)        An amount equal to $311,667.00 will be deposited into the Capitalized Interest Fund and used as described in Section 3.02 hereof;

(iv)        An amount equal to $4,408,333.33 will be deposited into the Payment Reserve Fund and used as described in Section 3.03 hereof;

(v)         An amount equal to $5,000,000 will be deposited into the Equity Cure Reserve Fund and used as described in Section 3.07 hereof;

(vi)         An amount equal to $5,750,000 will be deposited into the Insurance Reserve Fund and used as described in Section 3.06 hereof;

(vii)       An amount equal to $9,930,562.05 will be used to repay certain outstanding indebtedness of the Issuer; and

(viii)     An amount equal to $22,684,318.07 will be released to the Issuer to use for its general corporate and other working capital purposes.

Section 3.15.      Investment of Funds.  Except as otherwise specified herein, any money held in Funds established herein shall be invested and reinvested by the Trustee in Permitted Investments, pursuant to written (which includes via e-mail) instructions provided to the Trustee by the Issuer or the Servicer, or if no direction is given, the money shall remain uninvested, and the Trustee shall have no obligation (and shall incur no liability) relating to the selection of any such investments. The Trustee will not be required to verify if an investment is permitted by law and may presume that it is so permitted, unless notified to the contrary by the Servicer.  Any such investments shall be held by or under the control of the Trustee and shall be deemed at all times a part of the Fund from which money was derived for such investment, and the interest accruing thereon and any profit realized from such investments shall be transferred to the Interest Earnings Fund described in Section 3.13 hereof, and any loss resulting from such investments shall be charged to such Fund.  The Trustee is directed to sell and reduce to cash a sufficient amount of such investments whenever the cash balance in any Fund is insufficient for the uses prescribed for money held in such Fund.  The Trustee may transfer investments from any Fund to any other Fund in lieu of cash when required or permitted by the provisions of this Indenture.  In computing the assets of any Fund, investments and accrued interest thereon shall be deemed a part thereof at current market values.  The Trustee shall not be liable for any depreciation in the value of any Permitted Investment in which money of Funds shall be invested, as aforesaid, or for any loss or penalty arising from any or sustained with respect to any Permitted Investment.  Such investments shall be made only in Permitted Investments maturing or redeemable at the option of the holder thereof in such amounts and on such dates as may be necessary to provide money to meet the payments required to be made from each such respective Fund.  Investments of amounts in the Payment Reserve Fund shall mature or be subject to withdrawal without penalty on or prior to the next Note Interest Payment Date.

Section 3.16.      Investment Records.  The Trustee shall keep or cause to be kept proper books of record and account containing complete and correct entries of all transactions relating to the receipt, investment, disbursement, allocation, and application of the money related to the Series 2023-A Notes, including money derived from, pledged to, or to be used to make payments on the Series 2023-A Notes.

ARTICLE IV
DISBURSEMENT, CO-OBLIGOR PAYMENTS AND PREPAYMENT REDEMPTION

Section 4.01        Disbursement to Issuer. Proceeds of the Series 2023-A Notes in the amount of $60,000,000 disbursed by the Disbursing Agent in accordance with Section 3.13 hereof and Article 2 of the Proceeds Disbursing Agreement, will be deemed disbursed by the Disbursing Agent to the Issuer (the “Disbursement”). The term and provisions of the Disbursement are set forth in the Proceeds Disbursing Agreement.

Section 4.02.       Co-Obligor Payments. Pursuant to the terms of the Proceeds Disbursing Agreement, the Co-Obligors will make payments under the Proceeds Disbursing Agreement (the “Co-Obligor Payments”) on the first Business Day of each month, beginning on June 1, 2023 (each a “Co-Obligor Payment Date”). The Co-Obligor Payments will equal the amounts necessary to pay debt service on the Series 2023-A Notes for that month, as well as Fees and Expenses, as such amounts are described in Exhibit E hereto, less any Tax Deduction required under Section 11.02. The Co-Obligor Payments will be deposited by the Trustee into the Repayment Fund.

Section 4.03.       Transfer to the Debt Service Fund. On the tenth day of each month (each a “Transfer Date”), the Trustee will withdraw monies from the Repayment Fund and transfer such amounts (a) first, to the Debt Service Fund (in amounts sufficient to pay principal of and interest on the Series 2023-A Notes on the next Note Payment Date less any Tax Deduction which has reduced the Co-Obligor Payments under Section 4.02) and (b) second, to the Expense Fund (to be used to pay Fees and Expenses, as and if due at such time).

Section 4.04        Payments on the Series 2023-A Notes. On the 15,th day of each month, and subject to any Tax Deduction which has reduced the Co-Obligor Payments under Section 4.02 and the amounts transferred to the Debt Service Fund under Section 4.03) the Trustee will withdraw the amount necessary from the Debt Service Fund to make the payment of interest on the Series 2023-A Notes on such date and, if principal is due on the Series 2023-A Notes on such date, the amount necessary to make the required principal payment on such date.

Section 4.05        Failure of Co-Obligors to Make Obligor Payments. In the event that the Co-Obligors fail to make a Co-Obligor Payment on a timely basis or in the required amount, and such failure is not cured by the end of the Co-Obligor Payment Grace Period, such nonpayment or underpayment will trigger the actions described in Section 4.06, Section 5.04 and Article VII hereof.

Section 4.06        Amounts Withdrawn from Payment Reserve Fund. After a Co-Obligor Payment Default, the Trustee shall withdraw from the Payment Reserve Fund the amount required to make the payments required on such Note Payment Date. In such event, the provisions set forth in Section 5.04 herein and Article VII hereof will apply.

Section 4.07         Prepayment Redemption of the Series 2023-A Notes

(a)        The Issuer has the option to prepay the Disbursement, in whole or in part, pursuant to and in accordance with the Proceeds Disbursing Agreement.

(b)       In the event the Issuer prepays the Disbursement pursuant to Section 4.07(a) above, the Issuer shall similarly exercise a Prepayment Redemption of the Series 2023-A Notes (but only to the extent of such prepayment). Such Prepayment Redemption may occur on any Business Day after the expiration of the Initial No-Call Period, as determined by the Issuer, and in an amount of Series 2023-A Notes equal to the amount of the Disbursement prepaid by the Issuer.

(c)         The order of the Series 2023-A Notes redeemed pursuant to this Section 4.07 shall be determined by the Servicer and conveyed, in writing, to the Trustee.

(d)       After the occurrence of a Prepayment Redemption described in this Section 4.07, where less than all of the Series 2023-A Notes are redeemed, the Servicer may provide a revised debt service schedule for the Series 2023-A Notes still outstanding after the Prepayment Redemption. The Servicer shall provide such revised debt service schedule to the Trustee prior to the next Co-Obligor Payment Date.

Section 4.08       Notice of Redemption.  In the event that the Series 2023-A Notes will be redeemed pursuant to the provisions of Section 4.07 hereof (or pursuant to the provisions of Section 5.02 hereof, as described therein), (a) at least 13 Business Days prior to the expected redemption date set for the redemption of the Series 2023-A Notes (the “Early Redemption Date”), the Issuer shall give notice to the Trustee of such redemption in the form attached hereto as Exhibit F, and (b) the Trustee shall give notice to DTC of the redemption of the Series 2023-A Notes in the name of the Issuer, in the form attached hereto as Exhibit G, which notice shall specify: (a) the Early Redemption Date and (b) the amount of Series 2023-A Notes to be redeemed (which shall be the Outstanding amount of the Series 2023-A Notes in the case of a redemption pursuant to Section 5.02 hereof), plus any interest accruing on the Outstanding Series 2023-A Notes to be redeemed from the previous Note Payment Date to the Early Redemption Date. The Trustee shall provide such notice to DTC (via electronic transmission to redemptionnotification@dtc.com) not less than ten (10) Business Days prior to the Early Redemption Date and in accordance with the procedures of DTC.

ARTICLE V
EXTRAORDINARY REDEMPTION AND SPECIAL REDEMPTION

Section 5.01       Causes of Extraordinary Redemption. There are three types of events that can occur, any of which would subject the Series 2023-A Notes to Extraordinary Redemption prior to their Stated Maturity Date. These are:

(a)          the occurrence of a Bankruptcy Event,

(b)        a downgrade by S&P of the rating of the Insurer below an investment grade rating of “A-/NAIC-1”, where the Issuer, using a best-efforts basis and with assistance from Newlight, has not replaced the Insurance Policy with an insurance policy issued by a new insurer with an investment-grade rating of “A-” or better within the 90-day period following the downgrade; and

(c)          failure of the Insurer to pay a Residual Value Loss Amount under the Insurance Policy by the Settlement Date in accordance with the terms of the Insurance Policy, including satisfaction of all conditions to such payment.

Collectively, these are referred to herein as “Extraordinary Redemption Events.” The event described in subsection (c) also constitutes an Event of Default under this Indenture, as described in greater detail in Article VI hereof.

Section 5.02       Action after Extraordinary Redemption Event.  (a) Upon the occurrence of an Extraordinary Redemption Event, the Trustee may, upon the direction of the Minimum Noteholder Percentage, declare the principal of all Series 2023-A Notes then Outstanding (though not then due and payable) and the interest accrued thereon to be due and payable immediately (a “Declaration of Extraordinary Redemption”), and, upon said Declaration of Extraordinary Redemption, such principal and interest shall become and be immediately due and payable.

(b)       After the Declaration of Extraordinary Redemption hereunder, the Trustee shall immediately give notice to the Co-Obligors declaring all payments under the Proceeds Disbursing Agreement to be immediately due and payable and the Trustee shall pay debt service on the Series 2023-A Notes from whatever funds are available to the Trustee that are part of the Trust Estate.

(c)        In addition, immediately following a Declaration of Extraordinary Redemption, the Trustee shall provide notice to Noteholders pursuant to the procedures set forth in Section 4.08 herein. Any defect in, or failure to give, such notice of such Declaration of Extraordinary Redemption shall not affect the validity of such Declaration of Extraordinary Redemption.

Section 5.03        Payment of Series 2023-A Notes after Extraordinary Redemption Event. In the case of an Extraordinary Redemption Event, after having followed the procedures applicable thereto set forth in Section 5.02, upon presentation and surrender of the Outstanding Series 2023-A Notes at the Designated Trust Office and, in the case of Series 2023-A Notes presented by other than the registered owner, together with a written instrument of transfer duly executed by the registered owner or his duly authorized attorney, subject to Section 6.07 and Section 8.06(d) of this Indenture, the Trustee shall pay the full principal amount of the Series 2023-A Notes, together with interest accrued and unpaid thereon to the Extraordinary Redemption Date, from amounts deposited with the Trustee for such purpose. From and after the Extraordinary Redemption Date, interest on the Series 2023-A Notes shall cease to accrue and such Series 2023-A Notes shall no longer be considered to be Outstanding hereunder. If sufficient funds shall not be available on the Extraordinary Redemption Date to redeem in full the Outstanding Series 2023-A Notes, such Series 2023-A Notes shall remain outstanding and continue to bear interest until paid at the same rate as they would have borne had they not been called for redemption.

Section 5.04        Event of Special Redemption. If the Co-Obligors fail to make a scheduled Co-Obligor Payment on a Co-Obligor Payment Date, and fail to cure such non-payment by the end of the Co-Obligor Payment Grace Period (a “Co-Obligor Payment Default”), unless the Co-Obligors have remedied the Co-Obligor Payment Default with a Co-Obligor Nonpayment Cure (as described in Section 5.05, below), the Trustee may, upon the written direction of the Minimum Noteholder Percentage, declare that an event of Special Redemption has occurred (“Event of Special Redemption”) and the Monitor, on behalf of the Named Insured and pursuant to the provisions of the Disbursement Monitoring Agreement, shall take the actions set forth in the Insurance Policy related to the special redemption of the Series 2023-A Notes, as further described in Article VII hereof.

Section 5.05        Co-Obligor Nonpayment Cure. Notwithstanding the occurrence of a Co-Obligor Payment Default, as described in Section 5.04, above, if the Co-Obligors cure the Co-Obligor Payment Default by paying to the Disbursing Agent the amount of interest and/or principal then currently due on the Disbursement, which failure to pay or underpayment had constituted the Co-Obligor Payment Default, the Disbursing Agent may receive such payment and apply it to pay the amount due on the Note Payment Date, even if such Note Payment Date has passed. No Claim under the Insurance Policy (as described in Article VII hereof) will be filed until the Servicer has determined that (a) there has been a Co-Obligor Payment Default and (b) there has been no Co-Obligor Nonpayment Cure.

ARTICLE VI
EVENTS OF DEFAULT AND REMEDIES THEREFOR

Section 6.01        Events of Default. (a) Each of the following constitutes an event of default under this Indenture (each an “Event of Default”):

(i)          A Co-Obligor Payment Default;

(ii)        A failure on the part of the Insurer to pay a Residual Value Loss Amount under the Insurance Policy by the Settlement Date in accordance with the terms of the Insurance Policy, including satisfaction of all conditions to such payment, as further described in Article VII hereof; and

(iii)       The Co-Obligors’ failure to observe or perform any other of the covenants, agreements or conditions included in this Indenture, the Proceeds Disbursing Agreement or in the Series 2023-A Notes and the continuance thereof for a period of thirty (30) days after written notice to the Co-Obligors and the Insurer has been given by the Trustee, unless such failure to observe or perform is waived by the Servicer.

(b)  A Co-Obligor Payment Default for which there has not been a Co-Obligor Nonpayment Cure, will not only constitute an Event of Default under this Indenture but will also cause the Series 2023-A Notes to become subject to Special Redemption.

(c)  A failure on the part of the Insurer to pay the Residual Value Loss Amount under the Insurance Policy by the Settlement Date not only constitutes an Event of Default, but also constitutes an Extraordinary Redemption Event, as described in Section 5.01 herein.

(d)  If an Event of Default described in Section 6.01(a)(i) or (ii) occurs, the rights and remedies described in Sections 6.02 through 6.10 of this Indenture shall apply to the Trustee, and it shall be the responsibility of the Trustee, to take the actions described herein, unless otherwise provided herein.

(e)  If an Event of Default described in Section 6.01(a)(iii) occurs, the rights and remedies described in Section 6.02 through Section 6.10 of this Indenture shall apply to the Servicer (on behalf of the Trustee), and it shall be the responsibility of the Servicer (on behalf of the Trustee) to take the actions described herein. Notwithstanding the foregoing, any provision of notice required to be given to Noteholders under this Article VI shall only be given by the Trustee. The Servicer shall be under no obligation to provide notice to Noteholders.

(f) If the Co-Obligors fail to make a payment required under the Proceeds Disbursing Agreement, the Co-Obligors shall pay a late fee directly to Newlight, as Servicer, in the amount of $75,000 pursuant to the terms of the Proceeds Disbursing Agreement. This additional payment shall be separate from any other payments required or actions taken hereunder as a result of the Co-Obligors’ failure to make a required payment on a timely basis.

(g)  Upon an Event of Default, as described above, the Servicer may require the Co-Obligors to deposit an amount not to exceed the lesser of one monthly payment of principal and the outstanding principal amount of the Disbursement plus interest thereon for a period of one month into the Payment Reserve Fund.

(h) Upon the breach by the Co-Obligors of any covenants under the Proceeds Disbursing Agreement, the Servicer may require Co-Obligors to make a Covenant Breach Payment in an amount equal to $75,000, as further set forth in the Proceeds Disbursing Agreement. Such amount shall be deposited into the Recovery Fund.

Section 6.02        Remedies; Rights of Noteholders.  Subject to the provisions of this Indenture, upon the happening and continuance of an Event of Default, the Trustee (or the Servicer, on behalf of the Trustee, as described in Section 6.01), may pursue any available remedy to enforce the performance of or compliance with any other obligation or requirement of this Indenture and any other Transaction Documents.

Subject to the provisions of Section 6.05 herein, upon the happening and continuance of an Event of Default, and if requested to do so by the Minimum Noteholder Percentage, the Trustee (or the Servicer, as applicable) shall exercise such of the rights and powers conferred by this section as the Trustee (or the Servicer, as applicable), being advised by counsel, shall deem most effective to enforce and protect the interests of the Noteholders.

Notwithstanding the provision set forth in the foregoing paragraph, neither the Trustee nor the Servicer shall be under any obligation to take the actions set forth therein unless such party is indemnified as provided in Section 8.17 herein.

Notwithstanding anything in this Article VI to the contrary, neither the Trustee nor the Servicer shall knowingly take any action upon an Event of Default that could result in a termination of the Insurance Policy prior to the termination date thereof.

No remedy by the terms of this Indenture conferred upon or reserved to the Trustee or the Servicer, or to the Noteholders, is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to any other remedy given to the Trustee or the Servicer, as the case may be (or to the Noteholders) hereunder or now or hereafter existing.

No delay or omission to exercise any right or power accruing upon any Event of Default shall impair any such right or power or shall be construed to be a waiver of any such Event of Default or acquiescence therein and every such right and power may be exercised from time to time and as often as may be deemed expedient.  No waiver of any Event of Default hereunder, whether by the Trustee or the Servicer (or by the Noteholders), shall extend to or shall affect any subsequent Event of Default or shall impair any rights or remedies consequent thereon.

Section 6.03     Right of Noteholders to Direct Proceedings.  The Minimum Noteholder Percentage shall have the right at any time, by an instrument or instruments in writing executed and delivered to the Trustee at the Designated Trust Office (or the Servicer, if the Noteholders have been so instructed), to direct the method and place of conducting all proceedings to be taken in connection with the enforcement of the terms and conditions of this Indenture and the other Transaction Documents, or any other proceedings hereunder or thereunder; provided that such direction shall not be otherwise than in accordance with the provisions of law, and this Indenture and the Transaction Documents, and provided that the Trustee (and the Servicer, if applicable), shall be indemnified to their respective satisfaction and the Trustee (and the Servicer, if applicable) may take any other action deemed proper by the Trustee and the Servicer that is not inconsistent with such direction.

No Noteholder shall have the right to institute any proceeding for the enforcement of this Indenture unless such Noteholder has given the Trustee and the Issuer written notice of an Event of Default, the Minimum Noteholder Percentage shall have requested the Trustee (or the Servicer, if the Noteholders have been so instructed) in writing to institute such proceeding, the Trustee (or the Servicer, if applicable) shall have been afforded a reasonable opportunity to exercise its respective powers or to institute such proceeding, there shall have been offered to the Trustee (and the Servicer, if applicable) security and/or indemnity satisfactory to each against any and all fees, costs, expenses (including attorneys’ fees and expenses), damages, losses, and liability to be incurred in connection with such request and the Trustee (or the Servicer, if applicable) shall have thereafter failed or refused to exercise such powers or to institute such proceeding within  sixty (60) days after receipt of notice with no inconsistent direction given during such sixty (60) days by the Minimum Noteholder Percentage.  Nothing in this Indenture shall affect or impair the right of any Noteholder to enforce (i) the payment of the principal of and interest on Series 2023-A Notes at and after the date such interest or principal is due, or (ii) the obligation of the Issuer to pay the principal of and interest on Series 2023-A Notes to such Noteholder at the time, place, from the sources and in the manner as provided in this Indenture.

Section 6.04       Vesting of Remedies. All rights of action under this Indenture or under any of the Series 2023-A Notes, including upon and during the continuance of any upon an Event of Default may be enforced by the Trustee (or the Servicer, as applicable) without the possession of any of the Series 2023-A Notes or the production thereof in any trial or other proceedings relating thereto, and any such suit or proceeding instituted by the Trustee (or the Servicer, if applicable) shall be brought in the name of the Trustee without the necessity of joining as plaintiffs or defendants or otherwise as a party any Noteholders, and any recovery of judgment, shall be for the equal and ratable benefit of the Noteholders of the Outstanding Series 2023-A Notes.

Section 6.05        Notice of Event of Default. The Trustee shall give notice (i) of each Event of Default hereunder known to a Responsible Officer of the Trustee to the Issuer within ten (10) days after such knowledge of the occurrence thereof and (ii) of each Event of Default under Section 6.01(i) or Section 6.01(ii) known to a Responsible Officer of the Trustee to the Noteholders within thirty (30) days after such knowledge of the occurrence thereof, unless such Event of Default shall have been remedied or cured before the giving of such notice. In the case of the Noteholders, each such notice of an Event of Default shall be given by the Trustee via written notice thereof to all registered Noteholders, as the names and addresses of such Noteholders appear in the Register.

Section 6.06        Proof of Claims. The Trustee (or the Servicer, if applicable) may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims allowed in any judicial proceeding relative to the Trust Estate, the Issuer, the Servicer, or any other person, its and/or their creditors or its and/or their property.  The  fees, costs, expenses (including attorneys’ fees and expenses), liabilities and damages incurred by the Trustee (or the Servicer, if applicable, or both) relating to any insolvency proceeding shall be an administrative expense under any applicable bankruptcy law.

Section 6.07       Application of Moneys.  Notwithstanding anything to the contrary within this Indenture, the Disbursement Documents or the Trust Transaction Documents, all moneys (including any proceeds of the Insurance Policy) received by the Trustee pursuant to any right given or action taken under the provisions of this Indenture or under any of the other Transaction Documents including any proceeding at law or in equity to enforce the provisions of and foreclose, realize, levy or execute upon all items of collateral hereunder, together with all funds held by the Trustee hereunder, shall be deposited in the Debt Service Fund and, after payment of the fees, costs and expenses (including attorneys’ fees and expenses) relating to the proceedings resulting in the collection of such moneys and of the expenses, liabilities and advances incurred or made by the Trustee (or the Servicer, if applicable) including reasonable attorneys’ fees, and all other outstanding fees and expenses of and indemnities owing to the Trustee (or the Servicer, if applicable) incurred in connection with such actions, and thereafter any fees, expenses, liabilities and advances due to, or incurred or made by, the Paying Agent and the Registrar (and, if applicable, the Servicer), such moneys thereafter shall be applied in the order set forth below:

(a)          Unless the principal of all Series 2023-A Notes shall have become or been declared due and payable, all such moneys shall be applied to the ratable payment of all installments of interest then due on the Series 2023-A Notes, and, if the amount available shall not be sufficient to pay in full all such amounts then to the ratable payment of all such amounts so due and the portion thereof allocable to the installments of interest shall be applied in order of priority first to installments past due for the greatest period; and

(b)          If the principal of all the Series 2023-A Notes shall have become or been declared due and payable, all such moneys shall be applied to the payment of the principal then due and unpaid upon the Series 2023-A Notes, ratably according to the amounts due to the persons entitled thereto.

Section 6.08       Waiver. The Trustee shall, upon receipt of written direction from a Majority of the Noteholders, waive any default or Event of Default hereunder and its consequences and rescind any declaration of acceleration of maturity of principal, provided, however, that the Trustee shall not cause such a waiver or rescission unless and until all principal and interest on the Series 2023-A Notes in arrears, together with interest thereon (to the extent permitted by law), and all Fees and Expenses of the Trustee shall have been paid or provided for.

Section 6.09       Discontinuance of Default Proceedings. In case the Trustee (or the Servicer, on behalf of the Trustee, if applicable) shall have proceeded to enforce any right under this Indenture by the appointment of a receiver or otherwise, and such proceedings shall have been discontinued or abandoned for any reason, or shall have been determined adversely, then and in every such case the Issuer and the Trustee shall be restored to their former positions and rights hereunder and all rights, remedies and powers of the Issuer and the Trustee shall continue as if no such proceedings had been taken subject to the limits of any adverse determination.

Section 6.10        Termination of Proceedings.  In case the Trustee (or the Servicer, on behalf of the Trustee, if applicable) shall have proceeded to enforce any right under this Indenture by the appointment of a receiver or otherwise, and such proceedings shall have been discontinued or abandoned for any reason, or shall have been determined adversely to the Trustee, then and in every such case the Issuer, the Trustee and the Noteholders shall be restored to their former positions and rights hereunder, and all rights, remedies, and powers of the Trustee shall continue unimpaired as if no such proceedings had been taken.

ARTICLE VII
INSURANCE AND INSURANCE CLAIM FOR CO-OBLIGORS’ NONPAYMENT

Section 7.01      Insurance Policy Collateralizing the Disbursement. The Insurer has issued the Insurance Policy collateralizing payment of Co-Obligor Payments by the Co-Obligors under the Proceeds Disbursing Agreement. In the event that the Co-Obligors do not make the full Co-Obligor Payment due on a particular Co-Obligor Payment Date by the end of the Co-Obligor Payment Grace Period, and the Co-Obligors have not made a payment thereafter, which payment constitutes a Co-Obligor Nonpayment Cure, as described in Section 5.05, above, such nonpayment shall constitute an Event of Special Redemption (as described in Section 5.04 herein). Upon an Event of Special Redemption, the Trustee (as Named Insured under the Insurance Policy) shall follow the procedures set forth in this Article VII with respect to the filing of a Claim with the Insurer. If no such Claim is filed during the time period set forth in the Insurance Policy, the Insurer shall be under no liability to make any payments under the Insurance Policy.

 Section 7.02       Terms of Insurance Policy. The face amount of the Insurance Policy will be equal to $60,000,000 (the “Insured Amount”). The term of the Insurance Policy shall begin at 12:01 A.M., standard time, in the location of the Named Insured, on May 23, 2023. The Insurance Policy shall expire at 12:01 A.M., standard time, in the location of the Named Insured, on May 15, 2027. A copy of the Insurance Policy Binder is attached hereto as Exhibit H.

Section 7.03       Missed Payment under Proceeds Disbursing Agreement. Under the Proceeds Disbursing Agreement, each Co-Obligor Payment is due on a Co-Obligor Payment Date, which is the first day of each month (or the first Business Day thereafter, if the first day of the month is not a Business Day), beginning on June 1, 2023. If the Co-Obligors fail to make the required Co-Obligor Payment on a Co-Obligor Payment Date, the Trustee shall notify the Co-Obligors of the missed payment.

Section 7.04       Co-Obligor Payment Grace Period. The Co-Obligors shall have until the end of the Co-Obligor Payment Grace Period to cure the Co-Obligor Payment Default. If the Co-Obligors fail to make the required payment by the end of the Co-Obligor Payment Grace Period and there has been no Co-Obligor Nonpayment Cure, the provisions of the Insurance Policy shall be triggered, as described in Sections 7.05 through 7.14 herein.

Section 7.05      Notification of Special Redemption.  If the Co-Obligors have not cured the Co-Obligor Payment Default by the end of the Co-Obligor Payment Grace Period, (a) the Trustee, in its capacity as Named Insured shall (i) notify the Co-Obligors that the Proceeds Disbursing Agreement is in default; (ii) file a Claim Notice with the Insurer, as described in Section 7.07 herein, and (iii) notify the Noteholders that the Series 2023-A Notes that are still Outstanding after the payment made pursuant to Section 7.06 herein will be accelerated as a result of an Event of Special Redemption; and (b) the Trustee shall establish the Special Redemption Date.

Section 7.06        Payment of Series 2023-A Notes on Next Note Payment Date. Five days after the end of the Co-Obligor Payment Grace Period, the Trustee shall withdraw from the Payment Reserve Fund and/or the Recovery Fund, as applicable, an amount equal to the unpaid amount of the current interest payment and any scheduled principal payment due and payable on the Series 2023-A Notes on the applicable Note Payment Date and pay such amount to the Noteholders.

Section 7.07       Named Insured to File Claim Notice. Within fifteen (15) days following the occurrence of a Co-Obligor Payment Default, the Trustee, as Named Insured, shall submit to the Insurer a Claim Notice in the form attached as Exhibit 1 to the Insurance Policy (a “Claim Notice”). If the Insurance Policy has not been terminated prior thereto and the Event of Special Redemption occurs on or within thirty (30) days prior to the expiration of the Policy Period, the Insurer will accept the Claim Notice submitted within fifteen (15) days following the last day of the Policy Period. Subject only to the previous sentence, if the Named Insured has not submitted a Claim Notice to the Insurer on or before the expiration of the Policy Period, the Insurer’s liability under the Insurance Policy terminates on the last day of the Policy Period. The Claim Notice shall set forth the Residual Value Loss Amount.

Section 7.08      Marketing of Collateral. During the Marketing Period, the Monitor shall undertake to sell the Collateral to third parties, as described herein. During the Marketing Period, the Monitor will solicit offers from qualified third parties to purchase all or a portion of the Collateral. The Collateral must be sold pursuant to a Qualified Offer, as such term is defined in the Insurance Policy, unless otherwise agreed by the Insurer. All Qualified Offers received by the Monitor must be presented to the Insurer, as provided in the Insurance Policy. Sale of the Collateral, however, is not a condition precedent to the Insurer’s obligation to make a payment under the Insurance Policy.

Section 7.09        Proof of Loss. The Named Insured (or the Monitor on behalf of the Named Insured) will submit a Proof of Loss to the Insurer by the end of the Marketing Period. The Insurer will request from the Named Insured any information required to investigate, determine or verify the accuracy and the amount of the Residual Value Loss Amount and each of the components thereof set forth therein, including Collection Costs and Recoveries. The Named Insured will respond to the Insurer’s information requests on a timely basis to enable the Insurer to make a Claim determination.

Section 7.10        Claim Acceptance and Payment.  (a) Within ten (10) days of the later of (i) its receipt of the Proof of Loss or (ii) receipt of any further requested information under Article 7.B.3 of the Insurance Policy, the Insurer will notify the Named Insured of its acceptance or rejection of the Named Insured’s Proof of Loss. For the avoidance of doubt, the Insurer will not be deemed to have accepted a Proof of Loss until it has determined that the Proof of Loss provides a complete and correct description of all amounts relevant to the calculation of the Residual Value Loss Amount and that the conditions set forth in Article 7.E of the Insurance Policy have been satisfied or will be satisfied concurrently with payment of the Residual Value Loss Amount.

(b)          Within ten (10) days after acceptance of the Proof of Loss, but in no event later than one hundred and twenty (120) days from the first day of the Marketing Period, and subject to all of the terms, conditions, and limitations of the Insurance Policy, including, without limitation the satisfaction of the conditions set forth in Article 7.E, the Insurer will pay the Residual Value Loss Amount to the Named Insured (the date of such payment, the “Settlement Date”). For the avoidance of doubt, upon the payment of the Residual Value Loss Amount as so determined in Article 7.C.1 of the Insurance Policy, the Named Insured will not submit any additional Collection Costs, and no further Collection Costs will be considered in connection with the Residual Value Loss Amount, nor will the Insurer be required to pay any further amounts to the Named Insured.

(c)        In the event any Collection Costs in the Residual Value Loss Amount as finally determined include any amounts payable to the Monitor that have not yet been paid, when the Residual Value Loss Amount is to be paid, the Insurer will reduce the amount of the Residual Value Loss Amount to be paid to the Named Insured by such amounts and pay such amounts directly to the Monitor.

Section 7.11         Collection Costs and Recoveries Subsequent to Proof of Loss. (a) No Collection Costs incurred after the receipt of the Proof of Loss by the Insurer will be approved or included in the Residual Value Loss Amount, unless the Insurer otherwise specifically agrees in writing.

(b)          Upon submission of the Proof of Loss, the Named Insured (or the Monitor on behalf of the Named Insured) will advise the Insurer of all ongoing Collection Efforts and all potential Collection Costs with respect thereto and any and all further Collection Efforts and Collection Costs it believes are necessary or would be advisable to pursue or expend prior to the Settlement Date. At the election of the Insurer, the Named Insured will cease all Collection Efforts, or, with the approval of the Insurer, continue to pursue all or a portion of such Collection Efforts at the direction and for the sole benefit of the Insurer and at the reasonable cost and expense of the Insurer.

(c)          The Named Insured will notify the Insurer prior to the Settlement Date of any and all Recoveries recovered or received following acknowledged receipt of the Proof of Loss by the Insurer. Any and all such Recoveries that are recovered or received following acknowledged receipt of the Proof of Loss and prior to the Settlement Date will be held in trust by the Named Insured for the Insurer and will be turned over to the Insurer upon the Settlement Date or if recovered or received on or after the Settlement Date will be turned over to the Insurer promptly once recovered or received by the Named Insured.

Section 7.12.      Recoveries Deposited to Recovery Fund. Recoveries received from the sale of the Collateral during the Marketing Period will be provided to the Trustee and the Trustee shall deposit such amounts into the Recovery Fund established pursuant to Section 3.01 herein. Such amount will be used to offset the amount of the Residual Value Loss Amount, as further described in Section 7.10.

Section 7.13        Conditions Precedent to Payment. It is a condition precedent to the Insurer’s liability to pay a Claim under the Insurance Policy that all of the following have occurred:

(a)         The Named Insured, or the Monitor on its behalf, has diligently marketed for sale, which sale shall be pursuant to a Qualified Offer unless otherwise agreed in writing by the Insurer, the Collateral during the Marketing Period.

(b)        If the Collateral has been sold, it was sold pursuant to a Qualified Offer, unless otherwise agreed in writing by the Insurer. For the avoidance of doubt, sale of the Collateral is not a condition precedent to the Insurer’s obligation to pay the Residual Value Loss Amount.

(c)          The Named Insured has Mitigated Losses during the Marketing Period.

(d)        Each Qualified Offer to purchase the Collateral has been provided to the Insurer within five (5) days following receipt thereof by the Named Insured or any Person on its behalf. If the Insurer has agreed that Collateral may be sold at a public sale, the Named Insured will have given the Insurer five (5) days’ prior written notice of such proposed sale. A Qualified Offer that is materially revised, materially renegotiated or a counteroffer on a previously submitted Qualified Offer must be submitted for approval by the Insurer as a new Qualified Offer.

(e)        A Qualified Offer to purchase some or all of the Collateral has not been accepted unless with the Insurer’s prior written consent. If the Insurer does not respond to a notice of a Qualified Offer within five (5) days following receipt of notice of the Qualified Offer, the Insurer will be deemed to have consented to such Qualified Offer provided that the amount of such Qualified Offer is equal to or in excess of the Residual Value Loss Amount, otherwise the Insurer will be deemed to have not consented to such Qualified Offer.

(f)          If the Insurer authorizes the Named Insured to accept a Qualified Offer in accordance with clause E.5 of Article 7 of the Insurance Policy, a binding agreement for the sale of the Collateral will include the following representations:

(i)         at the time of the completion of the sale of the Collateral, the Collateral is free and clear of all Liens whatsoever and an assignment of all transferable warranties and licenses will be made to the purchaser;

(ii)          no implied or express representations, warranties, covenants or undertakings are made on the part of the Insurer.

(g)        In relation to all Collateral that has not been sold as of the Settlement Date, the Named Insured will have as of such Settlement Date, and retain for the duration of subrogation activities undertaken by the Insurer (or until thirty (30) days after any Assignment (as defined in the Insurance Policy) in accordance with Article 9.A of the Insurance Policy), an enforceable, perfected, first priority security interest in the Collateral (subject to Permitted Liens). The Named Insured will not be deemed to be in breach of this requirement if, as of the Settlement Date, an Insolvency Proceeding is in effect with respect to the Co-Obligors and the Named Insured is then subject to a stay, injunction or other legal prohibition affecting the Named Insured’s ability to enforce its security interests in the Collateral.

(h)        If requested by the Insurer in accordance with the provisions of Article 9.A of the Insurance Policy, the Named Insured will assign to the Insurer all of its right, title and interest to (i) the Disbursement; (ii) the Disbursement Obligations; (iii) the Disbursement Documents; (iv) the Collateral; and (v) any and all claims against any Person as it may pertain to the Disbursement, the Disbursement Obligations, the Disbursement Documents and/or the Collateral.

Section 7.14       Redemption of Series 2023-A Notes on Special Redemption Date. On the Special Redemption Date, which shall be the date one hundred and forty (140) days after notice of the Payment Default has been given to the Insurer, and subject to Section 6.07 and Section 8.06(d) of this Indenture, the Trustee shall redeem the Outstanding amount of Series 2023-A Notes, together with 140 days of interest thereon, which shall be the period elapsed from the previous Note Payment Date to the Special Redemption Date (“Special Redemption Interest”) using (a) amounts in the Payment Reserve Fund; (b) amounts in the Recovery Fund and (c) amounts in the Insurance Proceeds Fund,

Section 7.15       Monitor Acting on behalf of Trustee. Pursuant to the Disbursement Monitoring Agreement, the Monitor has agreed to undertake certain responsibilities and obligations of the Named Insured under the Insurance Policy. In situations in which the Monitor will undertake such responsibilities and obligations, the Monitor will be considered to be acting on behalf of the Named Insured and shall have all rights conferred on the Trustee under this Indenture and all rights conferred on the Named Insured under the Insurance Policy.

Section 7.16        Insurance Policy Incorporated by Reference. A binder evidencing coverage contemplated under the Insurance Policy, which is attached hereto as Exhibit F, is incorporated herein by reference.

ARTICLE VIII
CONCERNING THE TRUSTEE

Section 8.01 Acceptance of the Trusts. The Trustee hereby accepts the trusts imposed upon it by this Indenture, represents and covenants that it is fully empowered under applicable laws and regulations to accept said trusts, and agrees to perform said trusts, but only upon and subject to the express terms and conditions set forth herein, and no implied covenants or obligations shall be read into the Indenture or the other Transaction Documents against the Trustee.

(a)          Pursuant to the Trustee Services Agreement, the Servicer has agreed to undertake certain of the responsibilities and obligations of the Trustee under this Indenture. In situations in which the Servicer will undertake such responsibilities and obligations, the Servicer will be considered to be acting on behalf of the Trustee and shall have all rights conferred on the Trustee under this Indenture and the Trustee shall not be liable for failure of the Servicer to perform its obligations or any negligence or misconduct of the Servicer. Wherever in this Section 8.01 a reference is made to the Trustee, if the Servicer, pursuant to the Trustee Services Agreement has agreed to act on behalf of the Trustee, such reference shall also be deemed to apply to the Servicer, unless otherwise specified.

(b)         If an Event of Default described in Section 6.01(a)(i) or (ii) herein has occurred and is continuing, the Trustee shall exercise the rights and powers vested in the Trustee by this Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

(c)         If an Event of Default described in Section 6.01(a)(iii) herein has occurred and is continuing, the Servicer, on behalf of the Trustee, shall exercise the powers vested in the Trustee by this Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

(d)          Whenever they are exercising powers conferred under this Indenture:

(i)          the Trustee and the Servicer undertake to perform such duties and only such duties as are specifically set forth in this Indenture and no implied covenants or obligations shall be read into this Indenture against the Trustee or the Servicer; and

(ii)          in the absence of bad faith on the part of either, the Trustee and the Servicer may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to either and conforming to the requirements of this Indenture. However, in the case of any such certificates or opinions that by any provisions hereof are specifically required to be furnished to the Trustee, the Trustee (or the Servicer, as applicable) shall examine such certificates and opinions to determine whether or not they conform on their face to the requirements of this Indenture.

(e)          Neither the Trustee nor the Servicer may be relieved from liability for its own negligent action, its own negligent failure to act or its own willful misconduct, except that:

(i)          this paragraph (e) does not limit the effect of paragraph (d) of this section 8.01;

(ii)          neither the Trustee nor the Servicer shall be liable for any error of judgment made in good faith by an officer of the Trustee or the Servicer unless it is proved that the Trustee or the Servicer was negligent in ascertaining the pertinent facts; and

(iii)          neither the Trustee nor the Servicer shall be liable with respect to any action either party takes or omits to take in good faith in accordance with a direction received by Trustee or Servicer pursuant to this Indenture.

(f)          Neither the Trustee nor the Servicer shall be liable for interest on any money received by either party except as either such party may agree in writing with the Issuer.

(g)        Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law or a specific provision of this Indenture.

(h)         No provision hereof shall require either the Trustee or the Servicer to expend or risk its own funds or otherwise incur financial liability in the performance of any duties hereunder or in the exercise of any rights or powers hereunder, if either shall have reasonable grounds to believe that repayment of such funds or security and/or indemnity satisfactory to the Trustee or the Servicer against such risk or liability is not reasonably assured.

(i)          Every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee or the Servicer shall be subject to the provisions of this Article VIII.

(j)         Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Issuer shall be sufficient and may be relied upon by the Trustee or the Servicer if in writing and signed by an Authorized Officer of the Issuer.

(k)          Neither the Trustee nor the Servicer shall be under any obligation to exercise any of the rights or powers vested in the Trustee by this Indenture at the request, order or direction of any of the Noteholders unless such Noteholders shall have offered to the Trustee (or the Servicer, as applicable) security and/or indemnity satisfactory to Trustee against the losses, damages, costs, fees, expenses (including reasonable attorneys’ fees and expenses) and liabilities that might be incurred by it in compliance with such request, order, or direction.

(l)          The Trustee is hereby authorized and directed to enter into each Disbursement Document to which it is a signatory.

Section 8.02          Rights of Trustee. Subject to the provisions of Section 8.01:

(a)          The Trustee (and the Servicer, as applicable) may rely on any document reasonably believed by either to be genuine and to have been signed or presented by the proper person.  Neither the Trustee nor the Servicer need to investigate any fact or matter stated in the document.

(b)          Before the Trustee (or the Servicer, as applicable) acts or refrains from acting at the direction of the Issuer, either may require a certificate from an authorized officer of the Issuer and an opinion of counsel regarding the action to be taken or not to be taken.  Neither the Trustee nor the Servicer shall be liable for any action either takes or omits to take in good faith in reliance on such certificate or opinion.

(c)          The Trustee (and the Servicer, as applicable) may act through their respective attorneys and agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care.

(d)          Neither the Trustee nor the Servicer shall be liable for any action either takes or omits to take in good faith which action is believed to be authorized or within such party’s rights or powers; provided, however, that neither the Trustee’s nor the Servicer’s conduct constitutes willful misconduct or negligence.

(e)          The Trustee (and the Servicer, as applicable) may consult with counsel of its or their selection, and the advice or opinion of counsel with respect to legal matters relating to this Indenture and the Series 2023-A Notes shall be full and complete authorization and protection from liability in respect to any action taken, omitted or suffered by either party hereunder in good faith and in accordance with the advice or opinion of such counsel.

(f)          Subject to Section 4.3 of the Proceeds Disbursing Agreement, the Trustee (and the Servicer, as applicable) shall be entitled to examine the books, records and premises of the Obligor (as defined therein), personally or by agent or attorney, during reasonable business hours and upon reasonable notice.

(g)          The Trustee shall not be deemed to have notice of any Event of Default or Extraordinary Redemption Event (other than an Event of Default specified in Section 6.01(a) herein), unless written notice of such Event of Default or Extraordinary Redemption Event is received by the Trustee at the Designated Trust Office, and such notice references the Series 2023-A Notes and this Indenture.

(h)          The rights, privileges, protections, indemnities, immunities and benefits given to the Trustee (and, as applicable, the Servicer), including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its other capacities hereunder or under any other Transaction Document (in any such other capacity, an “Agent”) mutatis mutandis; provided, however, that (i) an Agent shall only be liable to the extent of its gross negligence, willful misconduct or bad faith, and (ii) in and during an Event of Default, only the Trustee, and not any Agent, shall be subject to the prudent person standard; moreover, all such rights, privileges, protections, immunities and benefits are similarly extended to the Servicer in connection with any actions taken by the Servicer hereunder on behalf of the Trustee.

(i)          The Trustee (or the Servicer, as applicable) may request that the Issuer deliver a certificate of an officer of either such entity setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which certificate may be signed by any Person authorized to sign such certificate, including any Person specified as so authorized in any such certificate previously delivered and not superseded.

(j)          In no event shall either the Trustee or the Servicer be responsible or liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee or the Servicer has been advised of the likelihood of such loss or damage and regardless of the form of action.

(k)          The permissive rights of the Trustee (and, if applicable, the Servicer) set forth herein shall not be construed as duties.

(l)          Neither the Trustee nor the Servicer will be liable for any action either takes or omits to take in accordance with the direction of Noteholders pursuant to section 6.03 hereof (other than the gross negligence, willful misconduct or bad faith in the execution of such direction on the part of either the Trustee or the Servicer).

(m)          If at any time the Trustee or the Servicer is served with any arbitral, judicial or administrative order, judgment, award, decree, writ or other form of arbitral, judicial or administrative process which in any way affects this Indenture or the Series 2023-A Notes or any part thereof or funds held by the Trustee (including, but not limited to, orders of attachment or garnishment or other forms of levies or injunctions), both shall be authorized to comply therewith in any manner as either party or its legal counsel of its own choosing deems appropriate; and if the Trustee (and, as applicable, the Servicer) comply with any such arbitral, judicial or administrative order, judgment, award, decree, writ or other form of arbitral, judicial or administrative process, neither the Trustee nor the Servicer shall be liable to any of the parties hereto or to any other person or entity even though such order, judgment, award, decree, writ or process may be subsequently modified or vacated or otherwise determined to have been without legal force or effect (other than the negligence, willful misconduct or bad faith in execution of such compliance on the part of either the Trustee or the Servicer).

(n)          Neither the Trustee nor the Servicer shall at any time have any responsibility or liability for or in respect to the legality, validity or enforceability of any Collateral or any arrangement or agreement between the Issuer and any other Person with respect thereto, or the perfection or priority of any security interest created in any of the Collateral or maintenance of any perfection and priority, or for or with respect to the sufficiency of the Collateral following an Event of Default or an Extraordinary Redemption Event.

(o)          In no event shall either the Trustee or the Servicer be responsible or liable for any failure or delay in the performance of the obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee (and, as applicable, the Servicer) shall use reasonable efforts that are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

Section 8.03          Individual Rights of Trustee. The Trustee in its individual or any other capacity may become the owner or pledgee of Series 2023-A Notes and may otherwise deal with the Issuer or any of its Affiliates with the same rights it would have if it were not Trustee.  Any Paying Agent, Registrar or co-Registrar may do the same with like rights.

Section 8.04          Trustee’s Disclaimer. The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture, the Series 2023-A Notes or any related offering materials, it shall not be accountable for the Issuer’s use of the proceeds from the Series 2023-A Notes, and it shall not be responsible for any statement of the Issuer in this Indenture or in any document issued in connection with the sale of the Series 2023-A Notes or in the Series 2023-A Notes other than the Trustee’s certificate of authentication.

Section 8.05          Reports by Trustee to Noteholders. Promptly following its receipt thereof, the Trustee (or, if applicable, the Servicer on behalf of the Trustee) shall, at the cost of the Issuer, furnish to each applicable Noteholder who so requests in writing in accordance with this paragraph a copy of any material certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, appraisal or other paper or document either the Trustee or the Servicer receives from the Issuer pursuant to this Indenture or the Series 2023-A Notes to be furnished to the Trustee. Upon the Trustee’s (or the Servicer’s) receipt from any Noteholder of a written request containing: (a) a certificate that such Person is a Noteholder (together with documentary evidence of same) and (b) an address for delivery, the Trustee (or, as applicable, the Servicer) shall deliver to such Noteholder a copy of any such certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, appraisal or other paper or document promptly after its receipt thereof. The Issuer agrees to promptly notify the Trustee in writing whenever the Series 2023-A Notes become listed on any exchange and of any delisting thereof.

Section 8.06          Compensation and Indemnity

(a)          The Issuer shall pay to the Trustee from time to time, reasonable compensation consistent with the fee letter of the Trustee for Trustee’s acceptance of this Indenture and the services of the Trustee hereunder.  The Issuer shall pay the reasonable and documented or invoiced fees and expenses of the Trustee and its counsel, incurred, including the review, negotiation and delivery of this Indenture and related documentation, and in connection with any amendments or supplements hereto. The Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust.  The Issuer shall reimburse the Trustee upon request for all reasonable and duly documented or invoiced expenses incurred or made thereby, including, but not limited to, costs of collection, costs of preparing and reviewing reports, certificates and other documents, costs of preparation and mailing of notices to Noteholders and reasonable fees and duly documented expenses of counsel retained by the Trustee, in addition to the compensation for its services.  Such expenses shall include the reasonable and duly documented compensation and expenses, disbursements and advances of the agents, counsel, accountants and experts of the Trustee.

(b)          The Issuer shall pay to Newlight from time to time, reasonable compensation in an amount or at rates to be agreed for the services to be provided by Newlight as Servicer under the Trustee Services Agreement and as Monitor under the Disbursement Monitoring Agreement, pursuant to the terms of such agreements. The Issuer shall reimburse Newlight, upon request, for all reasonable and invoiced out-of-pocket expenses incurred or made thereby, including costs of collection, costs of preparing and reviewing reports, certificates and other documents, costs of preparation and mailing of notices to Noteholders and reasonable fees and invoiced expenses of counsel retained by Newlight, in addition to the compensation for its services, in its role as either Monitor or Servicer.  Such expenses shall include the reasonable and duly documented compensation and expenses, disbursements and advances of the agents, counsel, accountants and experts retained by Newlight in its role as either Monitor or Servicer.

(c)          The Issuer shall indemnify the Trustee and Newlight (and their officers, directors, agents and employees) against any and all loss, liability or expense (including reasonable attorneys’ fees and duly documented expenses) incurred by either party without gross negligence, willful misconduct or bad faith on the part of either the Trustee or Newlight in connection with the acceptance and administration of this trust, the performance of the duties and the exercise of rights hereunder or under any Disbursement Document (including in respect of the reliance by the Trustee and Newlight on any certificate required to be delivered thereunder or on the failure by the Issuer to deliver such required certificate), including the costs and expenses of enforcing this Indenture (including this Section 8.06) and also this indemnification, and of defending themselves against any claims (whether asserted by any Noteholder, the Issuer or otherwise).  The Trustee or Newlight shall notify the Issuer promptly of any claim for which it may seek indemnity.  Failure by either party to so notify the Issuer shall not relieve the Issuer of its obligations hereunder.  The Issuer shall defend the claim and the Trustee (and, if applicable, Newlight) may have separate counsel and the Issuer shall pay the reasonable fees and expenses of such separate counsel, provided that the Issuer shall not be required to pay such fees and expenses if it assumes the defense of either the Trustee or Newlight.  The Issuer need not reimburse any expense or indemnify against any loss, liability or expense incurred by either the Trustee or Newlight through the gross negligence, willful misconduct or bad faith of either the Trustee or Newlight, as determined by a competent court of appropriate jurisdiction in a final, non-appealable judgment.

(d)          To secure the Issuer’s payment obligations in this Section 8.06, the Trustee shall have a lien prior to the Series 2023-A Notes on all money or property held or collected by either the Trustee or Newlight, and the right of Trustee or Newlight to receive payment of any amounts due under this Section 8.06 shall not be subordinate to any other liability or indebtedness of the Issuer.

(e)          The Issuer’s indemnification and payment obligations pursuant to this Section 8.06 shall survive the termination or discharge of this Indenture and the resignation or removal of the Trustee.  When the Trustee or Newlight incurs expenses after the occurrence of a Bankruptcy Event, the expenses are intended to constitute expenses of administration under any Bankruptcy Law; provided, however, that this shall not affect the rights of either the Trustee or Newlight as set forth in this Section 8.06.

Section 8.07          Intervention by the Trustee. The Trustee may intervene on behalf of Noteholders in any judicial proceeding to which the Issuer is a party and that, in the opinion of the Trustee and its counsel, has a substantial bearing on the interests of the Noteholders and shall do so if requested in writing by the Insurer or the Minimum Noteholder Percentage and the security or indemnity required by Section 8.17 has been provided.  The rights and obligations of the Trustee under this section to intervene in any such judicial proceedings are subject to the approval of a court of competent jurisdiction.

Section 8.08          Successor Trustee. Subject to the requirements of Section 8.11(b), any corporation or association into which the Trustee may be converted or merged, or with which it may be consolidated, or to which it may sell, lease, or transfer its corporate trust business and assets as a whole or substantially as a whole, or any corporation or association resulting from any such conversion, sale, merger, consolidation, or transfer to which it is a party, ipso facto, shall be and become successor trustee hereunder and vested with all of the title to the Trust Estate and all the trusts, powers, rights, obligations, duties, remedies, discretions, immunities, privileges, and all other matters as was its predecessor, without the execution or filing of any instruments or any further act, deed, or conveyance on the part of any of the parties hereto, anything herein to the contrary notwithstanding. Such successor trustee shall be deemed to consent to the terms of all Trustee Documents, including the Disbursement Monitoring Agreement and the Trustee Services Agreement, as if such successor trustee had executed such Trustee Documents itself.

Section 8.09          Resignation by the Trustee. The Trustee and any successor trustee may at any time resign from the trusts hereby created by giving sixty (60) days written notice to the Issuer and the Insurer and such resignation shall take effect at the appointment of a successor trustee pursuant to the provisions of Section 8.11 and acceptance by the successor trustee of such trusts.   If no successor trustee is appointed and has accepted appointment within sixty (60) days of the giving of written notice by the resigning trustee as aforesaid, the resigning trustee may at the expense of the Issuer petition any court of competent jurisdiction for the appointment of a successor trustee.  The Trustee’s rights to security and indemnity and reimbursement of Trustee’s Fees and Expenses survive the Trustee’s resignation.

Section 8.10          Removal of the Trustee. Except as provided in the following sentence, the Trustee may be removed at any time by an instrument or concurrent instruments in writing providing for such removal, delivered to the Trustee and the Issuer, and signed by a Majority of the Noteholders or their attorneys-in-fact duly authorized, excluding any Series 2023-A Notes held by or for the account of the Issuer or any affiliate of the Issuer. However, the Trustee may not be removed in the manner described in the previous sentence (a) during the continuance of an Event of Default, unless such removal has been approved, in writing, by the Issuer or (b) during the continuance of an Extraordinary Redemption Event, unless such removal has been approved, in writing, by both the Issuer and the Insurer. Notwithstanding the foregoing, the Trustee’s rights to security and indemnity and the amounts then due and payable shall survive any such removal, provided such removal shall not take effect until a successor trustee has been appointed and has accepted such appointment.

Section 8.11          Appointment of Successor Trustee; Temporary Trustee

(a)          If the Trustee hereunder shall (i) resign or be removed, (ii) be dissolved or shall be in the course of dissolution or liquidation, or (iii) be taken under the control of any public officer or officers or of a receiver appointed by a court or otherwise become incapable of acting hereunder, a successor may be appointed by an instrument executed by an Authorized Officer of the Issuer.  Notice of each removal of the Trustee and each appointment of a successor trustee shall be given in the same manner as provided by Section 8.09 with respect to the resignation of the Trustee.

(b)          Every such successor trustee appointed pursuant to the provisions of this Section shall be a trust company or bank organized under the laws of the United States of America or any state thereof, shall be eligible to serve as trustee, registrar, and paying agent, shall be duly authorized to exercise trust powers and subject to examination by federal or state authority and shall be an institution willing, qualified, and able to accept the trusteeship upon the terms and conditions of this Indenture.

(c)          Every such successor trustee shall be deemed to consent to the terms of all Trustee Documents, including the Disbursement Monitoring Agreement and the Trustee Services Agreement, as if such successor trustee had executed such Trustee Documents itself.

Section 8.12          Concerning any Successor Trustee. Every successor trustee appointed hereunder shall execute, acknowledge, and deliver to its predecessor and also to the Issuer an instrument in writing accepting such appointment hereunder, and thereupon such successor, without any further act, deed, or conveyance, shall become fully vested with all the estates, properties, rights, powers, trusts, remedies, immunities, privileges, duties, and obligations of its predecessor, but such predecessor shall, nevertheless, on the request of the Issuer, or of its successor, and upon payment of all amounts due such predecessor hereunder, execute and deliver an instrument transferring to such successor trustee all the estates, properties, obligations, duties, remedies, immunities, privileges, rights, powers, and trusts of such predecessor hereunder, and every predecessor trustee shall deliver all securities and money held by it as trustee hereunder to its successor, and every predecessor trustee shall deliver the Register held by it as Registrar hereunder to its successor.  Should any instrument in writing from the Issuer be required by a successor trustee for more fully and certainly vesting in such successor the estates, trusts, rights, obligations, remedies, immunities, privileges, rights, powers, and duties hereby vested or intended to be vested in the predecessor, any and all such instruments in writing shall, on request, be executed, acknowledged, and delivered by the Issuer.  Any costs incurred in connection with the appointment of a successor trustee shall constitute Fees and Expenses.

Section 8.13          Trustee Protected in Relying upon Resolutions. The resolutions, opinions, certificates, and other instruments provided for in this Indenture may be accepted by the Trustee as conclusive evidence of the facts and conclusions stated therein and shall be full warrant, protection, and authority to the Trustee for the release of property and the withdrawal of cash hereunder.

Section 8.14          Successor Trustee as Trustee of Funds, as Paying Agent, and as Registrar. In the event of a change in the office of trustee, the predecessor Trustee that has resigned or has been removed shall cease to be paying agent for the payment of principal of and interest on the Series 2023-A Notes and shall cease to be Registrar, and the successor trustee as qualified under Section 8.11 shall become such paying agent and Registrar.

Section 8.15          Trust Estate May be Vested in Separate Trustee or Co-Trustee. It is the purpose of this Indenture that there shall be no violation of any law of any jurisdiction (including particularly the law of any state) denying or restricting the right of banking corporations or associations to transact business as a trustee in such jurisdiction.  It is recognized that in case of litigation under this Indenture or the Transaction Documents and in particular, in case of the enforcement thereof following an Event of Default or an Extraordinary Redemption Event or, if the Trustee deems that by reason of any present or future law of any jurisdiction it may not exercise any of the powers, rights, or remedies herein granted to the Trustee or may not hold title to the Trust Estate, in trust, as herein granted, or may not take any other action that may be necessary or desirable in connection therewith, it may be necessary or desirable that the Trustee appoint an additional institution as a separate trustee or co-trustee. The following provisions of this Section are adopted to these ends.

If the Trustee appoints an additional institution as a separate trustee or co-trustee, each and every remedy, power, right, claim, demand, cause of action, immunity, estate, title, duty, obligation, interest, security interest, and lien expressed or intended by this Indenture to be exercised by, vested in, granted, or conveyed to the Trustee with respect thereto shall be exercisable by and vest in such separate trustee or co-trustee but only to the extent necessary to enable such separate trustee or co-trustee to exercise such powers, rights, and remedies.  Every covenant and obligation necessary to the exercise thereof by such separate trustee or co-trustee shall run to and be enforceable by either of them.

Should any instrument in writing from the Issuer be required by the separate trustee or co-trustee so appointed by the Trustee for more fully and certainly vesting in and confirming to it such properties, rights, powers, trusts, duties, and obligations, any and all such instruments in writing shall, on request, be executed, acknowledged, and delivered by the Issuer. In case any separate trustee or co-trustee, or a successor to either, dies, becomes incapable of acting, resigns, or is removed, all the estates, properties, rights, powers, trusts, duties, and obligations of such separate trustee or co-trustee, so far as permitted by law, shall vest in and be exercised by the Trustee until the appointment of a new trustee or successor to such separate trustee or co-trustee.

No separate or co-trustee shall be appointed hereunder unless the institution intended to serve as separate or co-trustee agrees to the terms of the Disbursement Monitoring Agreement and the Trustee Services Agreement by executing a certificate agreeing to be bound by the terms of both such agreements.

No separate or co-trustee shall be liable for the acts or omissions of the other.

Section 8.16          Designation of Additional Paying Agents and Co-Registrar.  The Issuer may, upon payment of any expenses incurred in connection therewith and with the written consent of the Trustee, cause the necessary arrangements to be made through the Trustee for the designation of additional paying agents as specified by the Issuer for the making available of funds for the payment of such of the Series 2023-A Notes as are presented when due at the principal or other designated office of said additional paying agents.  The Trustee may designate a co-Registrar who may perform the duties of Registrar on behalf of the Trustee, and all references herein to Registrar shall include any such co-Registrar.

Section 8.17          Indemnification by Noteholders Directing Trustee.  Before taking any action under this Indenture at the direction or request of the Noteholders, the Trustee (or, if applicable, the Servicer) may require security and/or or indemnification satisfactory to Trustee (or, if applicable, the Servicer) for reimbursement of all reasonable expenses either may incur and to protect against all losses or liabilities (except for liability resulting from the gross negligence or willful misconduct that the Trustee or the Servicer is finally adjudicated (sustained on appeal, if any) by a court of competent jurisdiction to have committed) by reason of any action so taken.

Section 8.18          Reports to Noteholders.  The Trustee shall provide any Noteholder, at the Noteholder’s expense, upon its written request, any of the following information relating to its rights, duties, and obligations in connection with the Series 2023-A Notes, current within thirty (30) days:  account statements relative to the Funds established pursuant to this Indenture.

Section 8.19          List of Noteholders. The Trustee shall keep on file a list of names and addresses of all Noteholders as may from time to time be shown on the Register together with the principal amount and numbers of such Series 2023-A Notes.  At reasonable times and under reasonable regulations established by the Trustee, said list may be inspected and copied, at the expense of the requesting party, by the Issuer or Noteholders (or a designated representative thereof), at the expense of the requesting party, such ownership and the authority of any such designated representative to be evidenced to the satisfaction of the Trustee.

Except as required by law, the Trustee will not release or disclose the content of the Register to any Person other than as provided in this Section, except upon receipt of a subpoena or court order.  Upon receipt of a subpoena or court order, the Trustee will notify the Issuer so that the Issuer may contest the subpoena or court order.

Section 8.20          No Liability of Officers.  No liability or recourse under, upon, or with respect to, any obligation, covenant, or agreement contained in this Indenture, in any of the other Transaction Documents, or in the Series 2023-A Notes, or for any claim based thereon, or under any judgment obtained against the Trustee (or, if applicable, the Servicer), or arising by the enforcement of any assessment or penalty or otherwise or by or out of any legal or equitable proceeding by virtue of any constitution, rule of law or equity, or statute or otherwise or under any other circumstances, under or independent of this Indenture, any of the Transaction Documents or the Series 2023-A Notes, shall be had against any Affiliate, incorporator, member, shareholder, director, manager, employee, agent, or officer, as such, past, present, or future, of the Trustee (or, if applicable, the Servicer), or any incorporator, member, manager, director, shareholder, employee, agent, or officer of any successor entity, as such, either directly or through the Trustee (or, if applicable, the Servicer) or any successor entity to either, or otherwise, for the payment for or to the Issuer or any receiver thereof, or for or to the Trustee as trustee for the Noteholders or otherwise (or, if applicable, the Servicer), of any sum that may be due and unpaid by the Issuer upon the Series 2023-A Notes.  Any and all personal liability of every nature, whether at common law or in equity, or by statute or by constitution or otherwise, of any such Affiliate, incorporator, member, shareholder, director, manager, employee, agent, or officer, as such, to respond by reason of any act or omission on his part or otherwise, for the payment for or to the Trustee as trustee for the Noteholders or otherwise, of any sum that may remain due and unpaid upon the Series 2023-A Notes, is hereby expressly waived and released to the extent permitted by law as a condition of and in consideration for the execution of this Indenture and the issuance of the Series 2023-A Notes.  The Trustee acts solely as Trustee for the Noteholders and not in its individual capacity.

Section 8.21          Sale of Rights to Proceeds Disbursing Agreement. In the sole discretion of the Servicer, if the Servicer determines that it is in the best interests of the Insurer, the Servicer may direct the Trustee to sell, assign or otherwise convey Trustee’s rights under the Proceeds Disbursing Agreement to a third party identified by the Servicer, and upon receipt of such instructions, the Trustee shall sell, assign or otherwise convey such rights within five (5) days of receipt of such instruction from the Servicer.

Section 8.22          Applicability of Article. Whether or not expressly provided therein, every provision of this Indenture relating to the conduct of, or affecting the liability of, or affording protection to, the Trustee, in all of its capacities hereunder, shall be subject to the provisions of this Article VIII.

ARTICLE IX
SUPPLEMENTAL INDENTURES AND
AMENDMENTS TO TRANSACTION DOCUMENTS

Section 9.01          Amendments or Supplemental Indentures Not Requiring Consent of Noteholders. (a) The Issuer and the Trustee may, without the consent of any Noteholder, enter into an amendment, indenture or indentures supplemental to this Indenture (each amendment, indenture or supplemental indenture to this Indenture, a “Supplemental Indenture”) for one or more of the following purposes:

(i)          to evidence the appointment of a separate trustee or a co-trustee, or the succession of a new trustee or the appointment of a new or additional Paying Agent or Registrar;

(ii)          to grant to or confer upon the Trustee for the benefit of the Noteholders any additional rights, remedies, powers, benefits, security, or authority that may lawfully be granted to or conferred upon the Noteholders or the Trustee or either of them;

(iii)          to provide for additional duties of the Trustee;

(iv)          to make any change as is necessary in order to obtain a rating on the Series 2023-A Notes or maintain the ratings on the Series 2023-A Notes, or to make any change as is necessary in order to qualify the Series 2023-A Notes to be in book-entry form;

(v)          to modify, amend or supplement this Indenture or any indenture supplemental hereto in such manner as to permit the qualification hereof and thereof under the Trust Indenture Act, or any similar federal statute hereafter in effect or to permit the qualification of the Series 2023-A Notes for sale under the securities laws of any state, and, if they so determine, to add to this Indenture or any indenture supplemental hereto such other terms, conditions, and provisions as may be permitted by the Trust Indenture Act, or any similar federal statute;

(vi)          to reflect a change in applicable law or to make any other supplement proposed by the Issuer, provided that, such amendment or modification does not materially prejudice the rights of the Noteholders;

(vii)          to cure any ambiguity or formal defect or omission in, or to correct or supplement any defective provision of, this Indenture; and

(viii)          to modify or waive any of the covenants, agreements, limitations or restrictions of the Issuer set forth in this Indenture (except to the extent set forth in Section 9.02 hereof).

(b)          With respect to any Supplemental Indenture described in subsection (a), the Trustee may enter into such Supplemental Indenture solely in reliance upon a certificate of an officer of the Issuer to the effect that (i) execution, delivery and performance of such Supplemental Indenture (A) has been duly authorized by proper action of the Issuer and duly executed and delivered by the Issuer, and (B) will not result in violation of, or default under, this Indenture, (ii) such Supplemental Indenture is a legally binding and enforceable obligation of the Issuer, (iii) such Supplemental Indenture is authorized or permitted by this Indenture under Section 9.01(a) and any covenants and conditions precedent to the execution and delivery of such Supplemental Indenture have been complied with, and (iv) in the case of a Supplemental Indenture under Section 9.01(a)(vi), that such Supplemental Indenture does not materially prejudice the right of the Noteholders, and the Trustee is not required to undertake its own analysis with respect to such proposed amendment or modification.

Section 9.02          Amendments to Indenture Requiring Consent of Noteholders. Notwithstanding any contrary provision hereof, nothing contained in this Section 9.02 shall permit, or be construed as permitting, without the consent of the Noteholders of all Outstanding Series 2023-A Notes, (a) an extension of the maturity of the principal of or interest on, any Series 2023-A Note, (b) a reduction in the principal amount of or the rate of interest on, any Series 2023-A Note, (c) a preference or priority of any Series 2023-A Note or Series 2023-A Notes over any other Series 2023-A Note or Series 2023-A Notes, (d) the creation of a lien on the Trust Estate (other than Permitted Liens) prior to or on parity with the lien of this Indenture, or (e) a reduction in the aggregate principal amount of the Series 2023-A Notes required for any consent to any Supplemental Indenture; provided further, however, that without the written consent of the Trustee, the Trustee may, but shall not be required to join in the execution of any Supplemental Indenture that affects the rights, protections, privileges, duties, indemnities, obligations and/or immunities of the Trustee or that imposes additional obligations on the Trustee.  The giving of notice to and consent of the Noteholders to any such proposed Supplemental Indenture shall be obtained pursuant to Section 9.06.

Section 9.03          Amendments to Proceeds Disbursing Agreement Not Requiring Consent of Noteholders. The Disbursing Agent, the Issuer and the Servicer may, without the consent of any Noteholder, enter into any amendment of or supplement to the Proceeds Disbursing Agreement as may be required (a) for the purpose of curing any ambiguity or formal defect or omission therein, (b) to grant or pledge to the Issuer or Trustee, for the benefit of the Noteholders and the Insurer, any additional security, (c) to modify, amend or supplement the Proceeds Disbursing Agreement for the purpose of obtaining or retaining a rating on the Series 2023-A Notes from a Rating Agency, (d) to modify or waive any of the covenants, agreements, limitations or restrictions of the Issuer set forth in the Proceeds Disbursing Agreement unless there exists and is continuing a payment default pursuant to Section 8.1 of the Proceeds Disbursing Agreement, (e) in connection with any other change therein which, in the judgment of the Trustee (for which the Trustee may rely upon a certificate of an officer of the Issuer to that effect) is not materially prejudicial to the interests of the Noteholders of the Series 2023-A Notes, or (f) in connection with the Servicer’s exercise of rights thereunder and management of the credit and the Collateral generally; provided, however, that without the written consent of the Trustee, the Trustee shall not be required to join in the execution of any such amendment that affects the rights, protections, privileges, duties, obligations, indemnities and/or immunities of the Trustee or that imposes additional obligations on the Trustee.

The Disbursing Agent shall provide copies of any such amendments to the Insurer.

Section 9.04          Other Amendment Provisions. The Disbursing Agent, the Issuer and the Servicer shall not enter into any modification or amendment of the Proceeds Disbursing Agreement, nor shall any such modification or amendment become effective, without the consent (except as permitted by Section 9.03) of a Majority of the Noteholders, such consent to be obtained in accordance with Section 9.06.

The Disbursing Agent shall provide copies of all such amendments to the Proceeds Disbursing Agreement to the Insurer.

Section 9.05.          Amendments, Changes and Modifications to the Insurance Policy. Except as otherwise provided in this Indenture, subsequent to the initial issuance of the Series 2023-A Notes and prior to payment of the Series 2023-A Notes in full, the Insurance Policy may not be effectively amended, changed or modified without the prior written consent of the Trustee, the Issuer and one hundred percent (100%) of the Noteholders of the Series 2023-A Notes then Outstanding.  Notwithstanding the foregoing, the Trustee may, without the consent of the Noteholders of the Series 2023-A Notes, consent to any amendment of the Insurance Policy as may be required for purposes of curing any ambiguity, formal defect or omission.

In the event the Insurer’s rating changes to a rating that is below an investment-grade rating of “A-/NAIC-1”, the Issuer shall, on a best-efforts basis and with the assistance of Newlight, obtain a replacement policy issued by an insurer with an investment-grade rating of “A-” or above.

Section 9.06          Notice to and Consent of Noteholders. If consent of the Noteholders is required under the terms of this Indenture for the amendment of this Indenture, the Proceeds Disbursing Agreement or the Insurance Policy or for any other similar purpose, the Trustee shall cause notice of the proposed execution of the Supplemental Indenture to be given by first-class‑ mail, postage prepaid, or as otherwise provided in the DTC Letter, to the Noteholders of the Outstanding Series 2023-A Notes then shown on the Register.  Such notice shall briefly set forth the nature of the proposed Supplemental Indenture or other action and shall state that copies of any such Supplemental Indenture or other document are on file at the Designated Trust Office for inspection by all Noteholders.  If, within sixty (60) days or such longer period as shall be prescribed by the Issuer following the mailing of such notice, the Noteholders of a majority (or all, in the case of changes to the Insurance Policy) of the principal amount of the Series 2023-A Notes Outstanding by instruments filed with the Trustee shall have consented to the Supplemental Indenture or other proposed action (and if required, the consent of the Insurer has been received), then the Trustee shall execute such Supplemental Indenture or other document or take such proposed action and the consent of the Noteholders shall thereby be conclusively presumed.

Section 9.07          Delivery of Opinions and Officer’s Certificates. (a) In connection with the execution and delivery of a Supplemental Indenture, as provided for hereunder, the Issuer shall provide to the Trustee, at the Issuer’s expense, a certificate of an officer of the Issuer stating that (i) execution, delivery and performance of such Supplemental Indenture (A) is authorized by all necessary corporate action of the Issuer and has been duly executed and delivered by the Issuer, and (B) will not result in violation of, or default under, this Indenture or the Proceeds Disbursing Agreement, (ii) such amendment or supplemental indenture is a legally binding and enforceable obligation of the Issuer, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally (including, without limitation, fraudulent conveyance laws) and by general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding in equity or at law and (iii) such amendment or Supplemental Indenture is authorized or permitted by this Indenture and all conditions precedent to the execution and delivery of such amendment or Supplemental Indenture have been complied with.

(b)          In connection with the execution and delivery of an amendment, change, or modification to the Proceeds Disbursing Agreement, as provided above, the Issuer shall provide to the Disbursing Agent, at the Issuer’s expense, a certificate of an officer of the Issuer stating that the amendment, change, or modification (i) is authorized by all necessary corporate action of the Issuer, (ii) will not result in violation of, or default under, the terms of this Indenture or the Proceeds Disbursing Agreement, (iii) has been duly executed, and delivered by the Issuer, and (iv) is a legally binding and enforceable obligation of the Issuer in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally (including, without limitation, fraudulent conveyance laws) and by general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding in equity or at law, and the Disbursing Agent may enter into an amendment, change or modification to the Proceeds Disbursing Agreement solely in reliance on such certificate and is not required to undertake its own analysis with respect to such amendment, change or modification.

(c)          In connection with the execution and delivery of an amendment, change, or modification to the Insurance Policy, as provided above, the Issuer shall provide to the Trustee and the Disbursing Agent, at the Issuer’s expense, a written opinion of counsel to the effect that the amendment, change, or modification (i) is authorized by necessary corporate action of the Issuer, (ii) will not result in violation of the terms of, or default under, this Indenture or the Proceeds Disbursing Agreement, (iii) has been duly executed, and delivered by the Issuer, and (iv) is a legally binding and enforceable obligation of the Issuer in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally (including, without limitation, fraudulent conveyance laws) and by general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding in equity or at law. In connection with such amendment, change or modification to the Insurance Policy, counsel to the Insurer shall also provide to the Trustee, at the Issuer’s sole expense, a written opinion to the effect that the amendment, change, or modification is authorized by all necessary corporate action of the Insurer, does not violate the terms of the Indenture, and will not affect the obligation of the Insurer under the Insurance Policy.

ARTICLE X
REPRESENTATIONS AND WARRANTIES

Section 10.01.          General Representations and Warranties of the Issuer.  The Issuer makes the following representations, warranties, and covenants as the basis for the undertakings on its part herein contained:

(a)   The Issuer is a company limited by shares, duly incorporated in Australia and validly existing under the laws of Australia, and is not in violation of any provisions of the Indenture, the Issuer’s organizational documents, or any laws of Australia or laws of the United States relevant to the transactions contemplated hereby or in connection with the issuance of the Series 2023-A Notes. The Issuer is duly qualified and authorized to transact business in each jurisdiction in which the conduct of its business or its ownership of property requires it to be so qualified, except where the failure to be so qualified could not reasonably be expected to have a material adverse effect on its financial condition or the performance of its obligations under the Transaction Documents.

(b)   The Issuer shall maintain its legal existence, shall not amend or change its name, shall not consolidate or merge into another Person, or permit one or more other Persons to consolidate with or merge into it, and it shall not dissolve, terminate, liquidate or otherwise dispose of all or substantially all of its assets, in each case except as permitted under the Proceeds Disbursing Agreement without the prior written consent of the Majority of the Noteholders, which may be granted or withheld in their sole discretion; provided, however, that no such consent shall be required if any such consolidation, merger, dissolution, termination, liquidation or other disposition of assets is made to or with an Affiliate of Issuer, in connection with the initial public offering of Issuer or an Affiliate of Issuer, whether now existing or hereafter created.

(c)    The execution and delivery by the Issuer of the Transaction Documents to which it is a party, the consummation by the Issuer of the transactions herein and therein contemplated, including the issuance of the Series 2023-A Notes, and the performance by the Issuer of its obligations hereunder and thereunder: (i) are within the corporate power, legal right, and authority of the Issuer; (ii) have been authorized by all necessary action of an authorized officer of the Issuer, and (iii) will not conflict with or constitute on the part of the Issuer a violation of or a breach of or a default under, or result in the creation or imposition of any lien, charge, restriction, or encumbrance (other than pursuant to this Indenture or as permitted under the Proceeds Disbursing Agreement) upon any property of the Issuer under the provisions of, (A) the organizational documents of the Issuer, (B) any material indenture, mortgage, deed of trust, pledge, note, lease, loan, or installment sale agreement, contract, or other agreement or instrument to which the Issuer is a party or by which the Issuer or its properties are otherwise subject or bound, (C) any material applicable Laws binding on the Issuer, or (D) any material applicable license, rule, regulation, judgment, order, writ, injunction, decree, or demand of any court having jurisdiction over the Issuer.  The Transaction Documents to which it is a party have been duly executed and delivered by the Issuer and authorized by all necessary and corporate action on the part of the Issuer, and are valid, legal and binding obligations of the Issuer, enforceable against the Issuer in accordance with their terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting the enforcement of creditors’ rights generally or by the effect of general equitable principles.  The representatives of the Issuer executing the Transaction Documents to which it is a party are duly and properly in office and are fully authorized and empowered to execute the same for and on behalf of the Issuer.

(d)    There are no actions, suits, proceedings, inquiries, or investigations pending or, to the knowledge of the Issuer, threatened against or affecting the Issuer, in any court or by or before any governmental agency or arbitration board or tribunal, that could reasonably be expected to materially and adversely affect the properties, activities, revenues, operations, or financial condition of the Issuer, or the ability of the Issuer to perform its obligations under the Transaction Documents or that, in any way could reasonably be expected to materially and adversely affect the validity or enforceability of any Transaction Documents, except in each case, as previously disclosed in writing to the Trustee.  The Issuer is not in default with respect to any judgment, order, writ, injunction, decree, demand, rule, or regulation of any court, governmental agency or arbitration board or tribunal which default could reasonably be expected to materially and adversely affect the properties, activities, revenues, operations, or financial condition of the Issuer.  All tax returns (federal, state, and local) required to be filed by or on behalf of the Issuer with respect to material taxes have been duly filed (or lawful extensions of filing have been obtained by the Issuer), and all material taxes, assessments, and other governmental charges shown thereon to be due, including interest and penalties, except such, if any, as are being actively contested by the Issuer in good faith, in accordance with appropriate procedures which have been paid or adequate reserves have been established for the payment thereof; “material” for the purpose of this sentence means, individually or in the aggregate, in excess of One Hundred Thousand Dollars ($100,000). No bankruptcy or insolvency proceedings are pending or contemplated by the Issuer.

(e)   No event has occurred and no condition exists that constitutes either an Event of Default or an Extraordinary Redemption Event or that, with the lapse of time or with the giving of notice or both, would become either an Event of Default or an Extraordinary Redemption Event.  The Issuer is not in default or violation in any material respect under its charter or bylaws, or in material default or violation of, or default or violation entitling the counterparty to terminate, any other material agreement or instrument to which it is a party or by which it is bound, or in default or violation of the Transaction Documents.

(f)   The Issuer is not in violation of any Laws to which it is subject, and the Issuer has not failed to obtain any licenses, permits, franchises, or other governmental authorizations necessary to the ownership of its properties or the conduct of its activities, including, without limitation, all licenses, permits, and approvals required by any governmental agency, in each case, except to the extent that such violation or failure could not reasonably be expected to have a material adverse effect on its financial condition or the performance of its obligations under the Transaction Documents.

(g)   The Issuer is not a party to or bound by any contract, instrument, or agreement, or subject to any other restriction, that materially and adversely affects its activities, properties, assets, operations, or financial condition. Other than the Transaction Documents, the Issuer is not a party to any contract or agreement that restricts the right or ability of the Issuer to incur the obligations under the Proceeds Disbursing Agreement or to enter into the Proceeds Disbursing Agreement.

(h)   Neither the Issuer nor any member of any ERISA Group of which the Issuer is a member has or participates in any Plan (including any multiemployer Plan).

(i)    The Issuer has no known material contingent liabilities affecting the Trust Estate except for those that have been disclosed.

(j)    The Issuer does, and at all times shall, treat the Series 2023-A Notes as indebtedness for tax purposes.

(k)  The Issuer (i) has not entered into the transaction related to the issuance of the Series 2023-A or any Transaction Document with the actual intent to hinder, delay, or defraud any creditor; and (ii) has received reasonably equivalent value in exchange for its obligations under the Transaction Documents to which the Issuer is a party.  The Issuer’s assets, immediately following the execution and delivery of the Transaction Documents to which the Issuer is a party, will not constitute unreasonably small capital to carry out its business as conducted or proposed to be conducted.  The Issuer does not intend to, and does not believe that it will, incur debts and liabilities (including, without limitation, contingent liabilities and other commitments) beyond its ability to pay such debts as they mature (taking into account the timing and amounts to be payable on or in respect of the obligations of the Issuer).

(l)   At all times throughout the term of the Series 2023-A Notes, (i) none of the funds or other assets of the Issuer constitute property of any person, entity or government subject to trade restrictions under U.S. law, including, but not limited to, the International Emergency Economic Powers Act, 50 U.S.C. §§ 1701 et seq., the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA Patriot Act) Act of 2001 (Public Law 107 56), The Trading with the Enemy Act, 50 U.S.C. App. 1 et seq., and any executive orders or regulations promulgated under any such legislation with the result that the investment in the Issuer is prohibited by law or the fundings made pursuant to the Series 2023-A Notes are in violation of law (any such person, entity or government being referred to herein as an “Embargoed Person”); (ii) no Embargoed Person has any interest of any nature whatsoever in the Issuer with the result that the investment in the Issuer is prohibited by law or the issuance of the Series 2023-A Notes is in violation of law; and (iii) none of the funds of the Issuer, or of any member of the Issuer, have been derived from any unlawful activity with the result that the investment in the Issuer, or in any such member of the Issuer (whether directly or indirectly), is prohibited by law or the fundings made pursuant to the Series 2023-A Notes are in violation of law.

(m)  The Issuer covenants that it shall faithfully and punctually perform at all times any and all covenants, undertakings, stipulations, and provisions required to be performed by it and contained in this Indenture, in the Series 2023-A Notes executed, authenticated and delivered hereunder, in all the Transaction Documents to which it is a party and in all proceedings pertaining thereto, in each case, subject to any applicable grace periods.  The Issuer represents that it is duly authorized to issue the Series 2023-A Notes authorized hereby and to execute the Transaction Documents to which it is a party, and to perform its obligations thereunder, in the manner and to the extent herein and therein set forth, that all action required on its part for the issuance of the Series 2023-A Notes and the execution and delivery by the Issuer of this Indenture and the Transaction Documents to which the Issuer is a party has been duly and effectively taken, and that the Series 2023-A Notes in the hands of the Noteholders thereof are and will be valid and enforceable obligations of the Issuer according to the terms thereof, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting the enforcement of creditors’ rights generally or by the effect of general equitable principles.

(n)  The Issuer agrees that the Trustee may defend its rights to the payments and other amounts due for the benefit of the Noteholders hereunder and under the other Transaction Documents, against the claims and demands of all persons whomsoever, subject to Permitted Liens.  The Issuer shall do, execute, acknowledge, and deliver or cause to be done, executed, acknowledged, and delivered to the Trustee such indentures supplemental hereto and such further acts, instruments, opinions, and transfers as the Trustee may reasonably require to assure, pledge and confirm unto the Trustee the Trust Estate and the rights created or now or hereafter intended to be created under the Transaction Documents, to protect and further the validity, priority, and enforceability of the Transaction Documents to be covered by the Security, or otherwise to carry out the purposes of the Transaction Documents and the transactions contemplated thereunder.

(o)   The Issuer shall maintain materially complete and accurate books of account and other records reflecting its operations.  Subject to Section 4.3 of the Proceeds Disbursing Agreement, the Trustee shall have the right, upon prior written notice to the Issuer, at reasonable times, to examine the books and records of the Issuer.

(p)   The obligations of the Issuer to abide by the terms of this Indenture and the Series 2023-A Notes, and to perform and observe its other agreements contained herein, therein and in the Transaction Documents, shall be absolute and unconditional, and shall not be subject to any defense or any right of setoff, counterclaim or recoupment arising out of any breach of the Trustee or any Noteholder of any obligation to the Issuer or Issuer hereunder or otherwise, or out of any indebtedness or liability at any time owing to the Issuer by the Trustee or any Noteholder.  Until such time as all of the Series 2023-A Notes shall have been fully paid or redeemed, the Issuer (i) will perform and observe all of its agreements contained in this Indenture and the Transaction Documents, subject to any applicable cure periods and (ii) will not terminate this Indenture or any other Transaction Document for any cause (other than in accordance with its terms), including, without limiting the generality of the foregoing, the occurrence of any acts or circumstances that may constitute failure of consideration, commercial frustration of purpose, any change in the tax or other laws of the United States of America or any political subdivision of thereof, or any failure of the Trustee to perform or observe any agreement, whether express or implied, or any duty, liability or obligation arising out of or connected with this Indenture.

(q)   Until such time as all of the Series 2023-A Notes shall have been fully paid or redeemed, the Issuer covenants and agrees that, except as permitted herein or in the other Transaction Documents, it will not sell, convey, assign, pledge, encumber, grant a security interest in, or otherwise dispose of, or create or suffer to be created any lien, encumbrance, security interest, or charge upon, any part of the Trust Estate or the income and revenues therefrom or of its rights or enter into any contract or take any action by which the rights of the Trustee or the Noteholders may be impaired and the Issuer has not done any of the above prior to the execution and delivery of this Indenture.

(r) So long as there are Outstanding Series 2023-A Notes, the Issuer shall faithfully and punctually pay, perform and observe all obligations and undertakings on its part to be performed and observed under this Indenture, subject to any applicable grace periods. Until such time as all of the Series 2023-A Notes shall have been fully paid or redeemed, the Issuer covenants to maintain, at all times, the validity and effectiveness of this Indenture, the Trust Estate or the security interest of the Trustee therein, and (except as expressly permitted herein) shall take no action, shall permit no action to be taken by others, and shall not omit to take any action to the extent within its control or permit others to omit to take any action, which action or omission might release the Issuer from its liabilities or obligations under this Indenture or the security interest of the Trustee therein, or result in the surrender, termination, amendment, or modification of, or impair the validity of, this Indenture, the Trust Estate or the security interest of the Trustee therein.

Section 10.02          Representations and Warranties of the Trustee. The Trustee hereby makes the following representations and warranties as of the Delivery Date:

(a)   The Transaction Documents to which the Trustee is a party have been duly executed and delivered by the Trustee, and constitute valid, legal binding, and enforceable obligations of the Trustee (subject to bankruptcy, insolvency or creditor rights laws generally, and principles of equity generally) without offset, defense, or counterclaim.

(b)   The execution, delivery, and performance by the Trustee of the Transaction Documents to which the Trustee is a party will not cause or constitute, including after any required due notice or lapse of time or both, a default under or conflict with any organizational documents or other agreements of the Trustee, which would materially and adversely affect performance of its duties hereunder.

(c)   To the knowledge of the Trustee, the execution, delivery, and performance by the Trustee of the Transaction Documents to which the Trustee is a party will not violate any law, regulation or order of any governmental authority applicable to the Trustee.

(d)   To the knowledge of the Trustee, all consents, approvals, authorizations, orders, or filings of or with any court or governmental agency or body, if any, required for the execution, delivery, and performance by the Trustee of the Transaction Documents to which the Trustee is a party have been obtained or made.

(e)   There is no pending action, suit, or proceeding, arbitration or governmental investigation against the Trustee, an adverse outcome of which would materially adversely affects performance by the Trustee of its duties under the Transaction Documents to which the Trustee is a party.

ARTICLE XI
AUSTRALIAN TAX MATTERS

Section 11.01          Public Offer Representations and Warranties of the Issuer.  The Issuer hereby makes the following representations and warranties:

(a)          The Issuer or its agent, dealer, manager or underwriter has made offers to become a Noteholder and to subscribe for the Series 2023-A Notes to at least 10 persons each of whom, as at the date the relevant offers were made, the relevant officers of the Issuer or its agent, dealer, manager or underwriter involved in the transaction on a day to day basis believed was carrying on the business of providing finance or investing or dealing in securities in the course of operating in financial markets for the purposes of section 128F(3)(a)(i) of the Tax Act.

(b)          Any persons to whom the Issuer or its agent, dealer, manager or underwriter has made offers were not, as at the date the offers were made, known or suspected by the Issuer or its agent, dealer, manager or underwriter to be Associates of any of the other offerees or an Offshore Associate of the Issuer.

Section 11.02          Tax gross‑up

(a)          The Issuer shall make all payments to be made by it under the Transaction Documents or the Series 2023-A Notes without any Tax Deduction, unless a Tax Deduction is required by law.

(b)          If a Tax Deduction is required by law to be made by the Issuer except in relation to a Tax described in clause (b) of Section 11.03 (other than subclause of (ii) of that clause (b)), the Issuer shall pay an additional amount together with the payment so that, after making any Tax Deduction, the Noteholder receives an amount equal to the payment which would have been received if no Tax Deduction had been required.

(c)          If the Issuer is required to make a Tax Deduction, the Issuer shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

(d)          The Issuer shall, promptly upon becoming aware that it must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction), notify the Trustee accordingly. If the Trustee receives such notification from the Issuer it shall notify the Noteholder.

(e)          Within thirty days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Issuer shall deliver to the Noteholder entitled to the payment evidence satisfactory to that Noteholder that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

Section 11.03          Tax indemnity

(a)          The Issuer shall pay an amount equal to the loss, liability or cost which that Noteholder determines will be or has been (directly or indirectly) suffered for or on account of Tax by that Noteholder in respect of a Transaction Document or the Series 2023-A Notes or a transaction or payment under a Transaction Document or the Series 2023-A Notes.

(b)          Paragraph (a) above shall not apply:

(i)           to any Tax assessed on a Noteholder if that Tax is imposed by a jurisdiction on the net income derived by that Noteholder but not:

(A)          a Tax calculated on or by reference to the gross amount of any payment (without allowance for any deduction) derived by a Noteholder under a Transaction Document, the Series 2023-A Notes, or any other document referred to in a Transaction Document;

(B)          a Tax imposed as a result of a Noteholder being considered a resident of, or organised or doing business in, that jurisdiction solely as a result of it being a party to a Transaction Document or the Series 2023-A Notes or any transaction contemplated by a Transaction Document or the Series 2023-A Notes;

(ii)          to the extent the relevant loss, liability or cost is compensated for by the payment of an additional amount under Section 11.02;

(iii)          in respect of a Noteholder, to the extent the relevant Tax Deduction, loss, liability or cost results from a breach by that Noteholder of a representation or warranty under clauses 4 and 5 of the Investor Letter, attached hereto as Exhibit B;

(iv)          in respect of a Tax which would not be required to be deducted by the Issuer if, before the Issuer makes a relevant payment, the relevant Noteholder, or an entity acting on behalf of the Noteholder, provided the Issuer with any of its name, address, tax file number, Australian business number, registration number or similar details or details of any relevant Tax exemption; or

(v)          with respect to any withholding or deduction on account of the Issuer receiving a direction under section 255 of the Tax Act or section 260‑5 of Schedule 1 to the Taxation Administration Act 1953 (Cth).

(c)          A Noteholder making, or intending to make, a claim pursuant to clause (a) above shall promptly notify the Issuer of the event which will give, or has given, rise to the claim.

ARTICLE XII
MISCELLANEOUS PROVISIONS

Section 12.01          Consents of Noteholders. Any consent, request, direction, approval, waiver, objection, or other instrument required by this Indenture to be signed and executed by the Noteholders may be in any number of concurrent writings of similar tenor and may be signed or executed by such Noteholders in person or by agent appointed in writing.  The execution of any consent, request, direction, approval, waiver, objection, or other instrument or of the writing appointing any such agent and of the ownership of Series 2023-A Notes, if made in the following manner, shall be sufficient for any of the purposes of this Indenture and shall be conclusive in favor of the Trustee with regard to any action taken under such request or other instrument, namely:

(a)          the fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness to such execution or by the certificate of any notary public or other officer of any jurisdiction authorized by the laws thereof to take acknowledgments of deeds, certifying that the Person signing such instrument or writing acknowledged to him the execution thereof; where such execution is by an officer of a corporation or association, an officer, member, or manager of a limited liability company, or a partner of a partnership on behalf of such corporation, association, limited liability company, or partnership, such affidavit or certificate shall also constitute sufficient proof of his authority;

(b)          the fact of ownership of Series 2023-A Notes and the amount or amounts, numbers, other identification of such Series 2023-A Notes, and the date of ownership shall be proved by the Register and the fact of ownership of the Series 2023-A Notes may be established by the Trustee on a record date to be set by the Trustee, which shall not be more than 15 days from the date of any action taken with regard to such Noteholder request or instrument;

(c)          any request, consent, or vote of a Noteholder shall bind every future Noteholder of the same Series 2023-A Note and the holder of every Note issued in exchange therefor or in lieu thereof, in respect of anything done or suffered to be done by the Trustee or the Issuer in pursuance of such request, consent, or vote; and

(d)          in determining whether the Noteholders of the requisite aggregate principal amount of Series 2023-A Notes have concurred in any demand, request, direction, consent, or waiver under this Indenture, Series 2023-A Notes that are owned by the Issuer or by any other obligor on the Series 2023-A Notes, or by any Affiliate of the Issuer or any other obligor on the Series 2023-A Notes, shall be disregarded and deemed not to be Outstanding for the purpose of determining whether any such demand, request, direction, consent, or waiver has been given or made and whether the Trustee shall be protected in relying thereon, and in connection with any such demand, request, direction, consent, or waiver, if requested by the Trustee, the Issuer shall certify as to the principal amount of Series 2023-A Notes owned by it and its Affiliates, including the Issuer; Series 2023-A Notes so owned that have been pledged in good faith may be regarded as Outstanding for the purposes of this Section if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right to vote such Series 2023-A Notes and that the pledgee is not a Person Controlling, Controlled by, or under common Control with the Issuer or any other obligor on the Series 2023-A Notes; in case of a dispute as to such right, any decision by the Trustee taken upon the advice of counsel shall be full protection to the Trustee.

Section 12.02.          Limitation of Rights. With the exception of rights herein expressly conferred, nothing expressed or mentioned in or to be implied from this Indenture or the Series 2023-A Notes is intended or shall be construed to give to any Person other than the parties hereto and the Noteholders any legal or equitable right, remedy, or claim under or in respect to this Indenture or the benefit of any of the covenants, conditions, and provisions herein contained.  This Indenture and all of the covenants, conditions, and provisions hereof are intended to be and are for the sole and exclusive benefit of the parties hereto, the Insurer, the Trustee and the Noteholders.

Section 12.03          No Additional Notes or Cross-Collateralization. No provision set forth in this Indenture shall give the Issuer the right to issue notes hereunder other than the Series 2023-A Notes or to permit the Series 2023-A Notes to be cross-collateralized with any other obligations.

Section 12.04.          Severability.  If any provision of this Indenture is held or deemed to be or is, in fact, illegal, invalid, inoperative, or unenforceable as applied in any particular case in any jurisdiction or jurisdictions or in all jurisdictions or in all cases because it conflicts with any other provision or provisions hereof or any constitution or statute or rule of law or public policy, or for any other reason, such circumstances shall not have the effect of rendering the provision in question inoperative or unenforceable in any other case or circumstance, or of rendering any other provision or provisions herein contained illegal, invalid, inoperative, or unenforceable to any extent whatever.

The invalidity of any one or more phrases, sentences, clauses, or sections in this Indenture contained shall not affect the remaining portions of this Indenture or any part thereof.

Section 12.05.          Notices. Any directive, notice, demand, request, approval, revocation, confirmation, election, consent, waiver or other communication required or permitted to be given pursuant to this Indenture shall be signed by the Person sending communication in writing and shall be sent by United States registered mail, by nationally recognized courier service, or by hand to the applicable addressees set forth below:

Notice to the Trustee:	UMB Bank, National Association 100 William Street, Suite 1850 New York, NY 10038 Attn: Corporate Trust Department – Julius Zamora Phone: (646) 650-3178 Fax: (646) 650-3842 Email: Julius.Zamora@umb.com

Notice to the Insurer:	PIUS Limited, LLC 1135 Kildaire Farm Road Suite 200 Cary, North Carolina 27511 Attn: Joe Agiato Phone: (650) 409-7120 Email: Joe_Agiato@piusre.com

Notice to the Issuer:	Carbon Revolution Operations Pty Ltd 75 Pigdons Road Waurn Ponds, Victoria 3216 Australia Attn: Jacob Dingle, Managing Director Email: jake.dingle@carbonrev.com David.nock@carbonrev.com

A duplicate copy of each notice, certificate, or other communication given hereunder shall also be given to the Trustee.  Except as otherwise provided herein, all notices, approvals, consents, requests, and other communications hereunder shall be in writing and shall be deemed to have been given when the writing is delivered if given or delivered by hand, overnight delivery service or e-mail transmission (with confirmed receipt) to the address or e-mail address set forth herein and shall be deemed to have been given on the date deposited in the mail, if mailed, by first-class, registered or certified mail, postage prepaid, addressed as set forth below.  The Issuer, the Insurer and the Trustee, may, by written notice given hereunder, designate any different addresses and e-mail addresses to which subsequent notices, certificates, approvals, consents, requests or other communications shall be sent.

The Issuer shall give written notice to the Rating Agency of each of the following events:  (a) the expiration, termination or substitution of the Insurance Policy; (b) amendments to this Indenture or any of the other Transaction Documents; (c) the occurrence of an Extraordinary Redemption Event with respect to the Series 2023-A Notes; (d) the appointment of a successor Trustee, (e) any Event of Default; and (f) the payment in full of the Series 2023-A Notes (whether at maturity or upon the occurrence of an Extraordinary Redemption Event).

Section 12.06. Payments Due on Saturdays, Sundays, and Holidays.  In any case where the date of maturity of interest on or principal of any Series 2023-A Notes or the date fixed for redemption of any Series 2023-A Notes is not a Business Day, then payment of interest or principal need not be made on such date but may be made on the next succeeding Business Day with the same force and effect as if made on the date of maturity or the date fixed for redemption, and no interest shall accrue for the period after such date.

Section 12.07.          Counterparts. This Indenture may be executed in several counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument.

Section 12.08.          Laws Governing Indenture.  The effect and meanings of this Indenture and the rights of all parties hereunder shall be governed by and construed according to the laws of the State of New York, but it is the intention of the Issuer that the situs of the trust created by this Indenture be in the state in which is located the Designated Trust Office from time to time acting under this Indenture.  The word “Trustee” as used in the preceding sentence shall not be deemed to include any additional institution appointed as a separate or co-trustee pursuant to Section 8.15.

Section 12.09.          Construction and Binding Effect. This Indenture constitutes the entire agreement of the parties and supersedes any prior agreements.  This Indenture shall inure to the benefit of and shall be binding upon the Trustee and the Issuer, and their respective permitted successors and assigns.

Section 12.10.          Amounts Remaining in Funds.  It is agreed by the parties hereto that after payment in full of (a) the Series 2023-A Notes (or provision for payment thereof having been made in accordance with the provisions of this Indenture), (b) the Fees and Expenses and (c) all other amounts (other than inchoate indemnity obligations) owing under the Transaction Documents, any amounts remaining in the Funds established pursuant to Article III hereof, or other funds provided for herein, shall be transferred by the Trustee as follows: (i) first to the Insurer, as set forth in any written direction which has been given by the Insurer to the Trustee, and (ii) second, to or at the direction of the Issuer.

Section 12.11.          Fees and Expenses Paid by the Issuer.  The Issuer shall pay all Fees and Expenses relating to this Indenture.

If an Event of Default or an Extraordinary Redemption Event occurs and is continuing, the Issuer shall, upon demand, pay to the Trustee, the reasonable documented Fees and Expenses of the Trustee and of the Trustee’s counsel and such reasonable document expenses so incurred by the Trustee, including the costs of litigation, for the collection of sums due hereunder and under the other Transaction Documents or the enforcement of the performance or observance of any agreement on the part of the Issuer contained in this Indenture or in the other Transaction Documents.  If the Issuer fails to make any payments required in this Section, such item will continue as an obligation of the Issuer secured by the lien of this Indenture. Pursuant to the terms of the Disbursement Monitoring Agreement, this Section 12.11 may also be deemed to apply to the Servicer and its Fees and Expenses related to the activities described in this Section 12.11.

Section 12.12.          Relationship of the Issuer, Trustee and Noteholders.  Notwithstanding anything contained herein or in any other Transaction Document to the contrary, the Issuer, the Trustee, and the Noteholders expressly intend and agree that the relationship of the Issuer, on the one hand, and the Trustee and the Noteholders, on the other hand, under this Indenture and the other Transaction Documents is solely that of debtor and creditor, and that no action taken by the Issuer, the Trustee or the Noteholders hereunder or thereunder shall be deemed or construed to alter that relationship in any manner or to any extent or to establish any different relationship.

Section 12.13.          Usury. Regardless of any provision contained in the Transaction Documents, or any other documents or instruments executed in connection herewith, the Noteholders are not entitled to receive, collect, or apply, as interest hereon, any amount in excess of the highest lawful rate and if a Noteholder ever receives, collects, or applies, as interest, any such excess, such amount that would be excessive interest shall be deemed a partial prepayment of principal and treated hereunder as such; and, if the principal hereof is paid in full, any remaining excess shall be refunded to the Issuer.  In determining whether or not the interest paid or payable, under any specific contingency, exceeds the highest lawful rate, the parties hereto shall, to the maximum extent permitted under applicable law, (a) characterize any nonprincipal payment as an expense, fee, or premium rather than as interest, (b) exclude voluntary prepayments and the effects thereof, and (c) spread the total amount of interest throughout the entire contemplated term hereof; provided, however, that if the interest received for the actual period of existence hereof exceeds the highest lawful rate, the Trustee or the Noteholders shall either apply or refund to the Issuer the amount of such excess as herein provided, and in such event neither the Trustee nor any Noteholder shall be subject to any penalties provided by any laws for contracting for, charging, or receiving interest in excess of the highest lawful rate. The Trustee shall have no obligation to monitor, calculate or otherwise determine whether the rate of interest on any Note is usurious or otherwise in excess of the highest lawful rate.

Section 12.14.          Closing Statement. The Trustee is directed by the Issuer to perform all actions set forth in any closing statement provided by the Issuer dated as of the Delivery Date.

Section 12.15.          Assignment of Rights; Power of Attorney. [Reserved]

Section 12.16.          Patriot Act Compliance. The parties hereto acknowledge that, in accordance with Section 326 of the USA PATRIOT Act (Title III of Pub. L. 107 56 (signed into law on October 26, 2001)) (as amended, modified or supplemented from time to time, the “USA PATRIOT Act”), the Trustee, like all financial institutions, is required to obtain, verify, and record information that identifies each person or legal entity that opens an account.  The parties to this Indenture agree that they will provide the Trustee with such information as the Trustee may request in order for the Trustee to satisfy the requirements of the USA PATRIOT Act.

Section 12.17. Recording and Filing. The security interests of the Servicer, for the benefit of the Trustee, in the Collateral shall be perfected by the filing by the Issuer of financing statements required to be filed pursuant to the Uniform Commercial Code (the “UCC”) or (to the extent possession or control is required for perfection) by the taking of possession or of obtaining control of appropriate collateral by the Servicer for the benefit of the Trustee.  The Issuer shall file or cause to be filed on or about the Delivery Date such financing statements within the time prescribed by the UCC, or take whatever other reasonable action as may be required by applicable Law to perfect, continue, and/or maintain perfection of the security interests identified by this Section.

Section 12.18.          Electronic Signatures.  The parties agree that the electronic signature of a party to this Indenture shall be as valid as an original signature of such party and shall be effective to bind such party to this Indenture.  The parties agree that any electronically signed document (including this Indenture) shall be deemed (a) to be “written” or “in writing,” (b) to have been signed and (c) to constitute a record established and maintained in the ordinary course of business and an original written record when printed from electronic files.  Such paper copies or “printouts,” if introduced as evidence in any judicial, arbitral, mediation or administrative proceeding, will be admissible as between the parties to the same extent and under the same conditions as other original business records created and maintained in documentary form.  Neither party shall contest the admissibility of true and accurate copies of electronically signed documents on the basis of the best evidence rule or as not satisfying the business records exception to the hearsay rule.  For purposes hereof, “electronic signature” means a manually signed original signature that is then transmitted by electronic means; “transmitted by electronic means” means sent in the form of a facsimile or sent via the internet as a “pdf” (portable document format) or other replicating image attached to an e-mail message; and, “electronically signed document” means a document transmitted by electronic means and containing, or to which there is affixed, an electronic signature.

Section 12.19. Third-Party Beneficiaries.  To the extent the Insurer is determined not to be a direct beneficiary under this Indenture, such entity shall be a direct third-party beneficiary in interest under this Indenture.

Section 12.20.          WAIVER OF JURY TRIAL. THE PARTIES HERETO EACH HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS INDENTURE, THE SERIES 2023-A NOTES OR ANY TRANSACTION DOCUMENT OR ANY TRANSACTION RELATED HERETO OR THERETO TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW.

Section 12.21.          Consent to Jurisdiction.  Each of the parties hereto agrees that any legal suit, action or proceeding arising out of or relating to this Indenture, and the Issuer agrees that any legal suit, action or proceeding arising out of or relating to the Series 2023-A Notes, may be instituted in any federal or state court in New York, in respect of actions brought against each such party as a defendant, and each waives any objection which it may now or hereafter have to the laying of the venue of any such legal suit, action or proceeding, waives any immunity, to the extent permitted by Law, from jurisdiction or to service of process in respect of any such suit, action or proceeding, waives any right to which it may be entitled on account of place of residence or domicile and irrevocably submits to the jurisdiction of any such court in any such suit, action or proceeding.  The Issuer hereby agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid to the Issuer its address specified in Section 11.05 or at such other address of which the Trustee shall have been notified in writing pursuant thereto.

ARTICLE XIII
DISCHARGE OF LIEN

Section 13.01          Discharge of Lien.  If the Issuer pays or causes to be paid, to or for the Noteholders, the principal of the Series 2023-A Notes and all interest due on the Series 2023-A Notes in the manner stipulated therein and herein and pays or causes to be paid all outstanding Fees and Expenses, due or to become due under this Indenture and if the Issuer keeps, performs, and  observes all and singular the covenants and promises in the Series 2023-A Notes and in this Indenture expressed as to be kept, performed, and observed by it or on its part and any amounts payable by the Insurer have been paid, then this Indenture and these presents and the estate, liens, interests, and rights hereby created and granted shall cease, determine, terminate, and become null and void (except as to any indemnification herein provided for, which shall survive the termination or discharge of the Indenture), and thereupon the Trustee shall cancel and discharge the lien and security interest of this Indenture and execute and deliver to the Issuer such instruments in writing as requested by the Issuer and reasonably required to discharge and satisfy the lien and security interest hereof and thereof and convey to the Issuer the estate hereby conveyed and release, assign, and deliver to the Issuer any property at the time subject to the lien and security interest of this Indenture that may then be in its possession, except funds held by the Trustee for the payment of Series 2023-A Notes not yet presented for payment.

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Section 13.2  Remaining Funds. After the Series 2023-A Notes have been redeemed or otherwise paid off, any amounts remaining in a fund or account created under this Indenture, which amounts are not to be used to pay amounts due to another party as specified under this Indenture shall be paid to the Issuer.

IN WITNESS WHEREOF, the Issuer and the Trustee hereby execute this Indenture as of the date first set forth above.

Signed by Carbon Revolution Operations Pty Ltd ACN 154 435 355 in accordance with section 127 of the Corporations Act 2001 (Cth) by:
/s/ Jacob Dingle	/s/ David Nock
Signature of director	Signature of director/secretary

Jacob Dingle, Managing Director	David Nock, Company Secretary
Name of director (print)	Name of director/secretary (print)

UMB BANK, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Julius Zamora
Name: Julius Zamora
Title: Vice President

EXHIBIT A

Form of Series 2023-A Note

Unless this certificate is presented by an authorized representative of The Depository Trust Company, a New York corporation (“DTC”), to Issuer or its agent for registration of transfer, exchange, or payment, and any certificate issued is registered in the name of Cede & Co. or in such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

THE NOTES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THE HOLDER HEREOF ACKNOWLEDGES THAT THE NOTES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT AND AGREES THAT THE NOTES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT TO A PERSON WHOM THE HOLDER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A OR PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, AND IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION, INCLUDING AUSTRALIA. THE OWNER OF THIS NOTE AGREES THAT ANY TRANSFER OF THIS NOTE OR ANY INTEREST HEREIN WILL BE MADE IN ACCORDANCE WITH THE TRANSFER RESTRICTIONS SET FORTH IN THE INDENTURE.

BY ITS PURCHASE OF THIS SERIES 2023-A NOTE OR ANY INTEREST HEREIN, EACH INITIAL PURCHASER WILL REPRESENT AND WARRANT, AND EACH SUBSEQUENT PURCHASER THEREOF WILL BE DEEMED TO HAVE REPRESENTED AND WARRANTED, EITHER THAT (A) IT IS NOT AN EMPLOYEE BENEFIT PLAN OR OTHER PLAN SUBJECT TO TITLE I OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED (“ERISA”), SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986 (THE “CODE”), OR SIMILAR LAW (EACH, A “PLAN”) AND THAT IT IS NOT ACQUIRING THE SERIES 2023-A NOTES DIRECTLY OR INDIRECTLY FOR, OR ON BEHALF OF, A PLAN OR ANY ENTITY WHOSE UNDERLYING ASSETS ARE DEEMED TO BE PLAN ASSETS OF SUCH A PLAN; OR (B) ITS PURCHASE, OWNERSHIP OR DISPOSITION OF SUCH SERIES  2023-A NOTE WILL NOT CONSTITUTE OR RESULT IN A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE (OR, IN THE CASE OF A GOVERNMENTAL PLAN, CHURCH PLAN OR FOREIGN PLAN, ANY VIOLATION OF SIMILAR LAW) NOR SUBJECT THE TRUSTEE, THE ISSUER, THE PLACEMENT AGENT, THE INSURER OR THE

INITIAL PURCHASERS OF THE SERIES 2023-A NOTES TO ANY OBLIGATION NOT AFFIRMATIVELY UNDERTAKEN IN WRITING.

NEITHER THE SERIES 2023-A NOTES (NOR ANY INTEREST THEREIN) MAY BE SOLD, TRANSFERRED OR ASSIGNED TO ANY AUSTRALIAN PERSON OR ENTITY.

ANY PURPORTED PURCHASE OR TRANSFER OF ANY INTEREST IN THIS SERIES 2023-A NOTE BY A PURCHASER OR TO A TRANSFEREE THAT DOES NOT COMPLY WITH THE FOREGOING SHALL BE NULL AND VOID AB INITIO.

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United States of America

Number R-1	$60,000,000

CARBON REVOLUTION OPERATIONS PTY LTD
FIXED RATE SENIOR NOTES, SERIES 2023-A
(COLLATERALIZED LOAN INSURANCE PROGRAM)

Delivery Date: May 23, 2023	Aggregate Principal Amount: $60,000,000
Stated Maturity Date: May 15, 2027	Holder: Cede & Co.
Rate of Interest: 8.50%	CUSIP: 14115D AA2

Carbon Revolution Operations Pty Ltd, ACN 154 435 355, a company limited by shares and incorporated in Australia (the “Issuer”), for value received, hereby promises to pay to the Holder specified above, or registered assigns, on the Stated Maturity Date, specified above, the Aggregate Principal Amount, specified above, and to pay interest on said Aggregate Principal Amount, which shall accrue beginning on the Delivery Date, at the Rate of Interest specified above per annum. Capitalized terms herein that are not otherwise defined shall have the meaning provided in the Indenture (defined hereinafter). Interest hereon shall be payable on the 15th day of each month (or the next Business Day thereafter, if the 15th day of the month is not a Business Day), beginning on June 15, 2023 (each an “Interest Payment Date”). Principal hereof shall be payable on the 15th day of each month (or the next Business Day thereafter, if the 15th day of the month is not a Business Day), beginning on December 15, 2024 in thirty (30) equal installments (each a “Principal Payment Date” and collectively with an Interest Payment Date, a “Note Payment Date”).  Payment of principal of this Note is payable by check or wire transfer in lawful money of the United States of America by presentation and surrender of this Note at the Designated Trust Office of UMB Bank, National Association, as trustee, or its successor in trust (the “Trustee”) or at the duly designated office of any duly appointed alternate or successor paying agent.

Interest on this Note is computed on the basis of a 360-day year consisting of twelve 30-day months.  Payment of interest on and principal of this Note shall be made to the Holder hereof and shall be paid in lawful money of the United States of America (i) by check and mailed on the Note Payment Date to the Holder, at the Holder’s address as it appears on the Register of the Issuer maintained by the Trustee, as Note registrar, on behalf of the Issuer, at the close of business on the first day of the month (whether or not a business day) (the “Record Date”) preceding the Note Payment Date; or (ii) by wire transfer, at the request of any Noteholder that owns Notes in an aggregate principal amount of $1,000,000 or more, in immediately available funds to the Holder, at the bank account number or address filed with the Trustee.  Such payments shall be made at the option, risk, and expense of the Holder of this Note, irrespective of any transfer or exchange of this Note subsequent to a Record Date and prior to such Note Payment Date, unless the Issuer shall be in default in the payment of interest or principal due on such Note Payment Date.

Payments under or in respect of this Note are subject to the Tax Matters set out in Article XI of the Indenture, including the Tax Gross-up and Tax indemnity provisions there. This Note is one of an authorized issue of Notes in the original aggregate principal amount of $60,000,000 consisting of “Carbon Revolution Operations Pty Ltd Fixed Rate Senior Notes, Series 2023-A (Collateralized Loan Insurance Program)” (the “Notes”), maturing on May 15, 2027. The Notes are issued under and subject to the provisions of a Trust Indenture, dated as of May 23, 2023 (the “Indenture”), duly executed and delivered by and between the Issuer and the Trustee. The Trustee will disburse the proceeds of the Notes (the “Disbursement”) to Carbon Revolution Operations Pty Ltd, as obligor (the “Issuer”), pursuant to a Proceeds Disbursing and Security Agreement, by and among UMB Bank, National Association, not in its individual capacity, but solely as Trustee, solely in its capacity as disbursing agent (the “Disbursing Agent”), Newlight Capital LLC, as servicer and as collateral agent for the benefit of the Trustee under the Transaction Documents referred to therein (the “Servicer”), the Issuer, Carbon Revolution Limited ACN 128 274 653, which is Issuer’s parent (“Issuer’s Parent”) and Carbon Revolution Technology Pty Ltd ACN 155 413 219 (“Carbon Technology” and, collectively with Issuer and Issuer’s Parent, the “Co-Obligors”), dated as of May 23, 2023 (the “Proceeds Disbursing Agreement”). The Co-Obligors will repay the Disbursement pursuant to the Proceeds Disbursing Agreement. Payment of principal of and interest on the Notes will be secured and collateralized solely by the sources that comprise the Trust Estate, as such term is defined in the Indenture (which Trust Estate has been assigned by the Trustee to the Servicer). The Disbursement is additionally collateralized by an insurance policy issued by Great American E&S Insurance Company (the “Insurer”), which Insurance Policy will expire on May 15, 2027, unless earlier terminated in accordance with its terms. All funds established in the Indenture are pledged for the equal and ratable benefit of the registered holders of the Notes and, except as otherwise provided in the Indenture, may be used for no purpose other than payment of the Notes.

Notwithstanding any contrary provision of the Indenture, other than through the assets that comprise the Trust Estate, the Issuer has no obligation to make payments of principal of or interest on the Notes. Reference is hereby made to the Indenture and to all indentures supplemental thereto, as well as the Proceeds Disbursing Agreement for a description of the assets that comprise the Trust Estate, the provisions, among others, with respect to the nature and extent of the security for the Notes, the rights, duties, and obligations of the Issuer, the Trustee, and the Noteholders, and the provisions regulating the manner in which the terms of the Indenture and the Transaction Documents (as defined in the Indenture) may be modified, to all of which provisions the Holder of this Note, on behalf of himself and his successors in interest, assents by acceptance hereof.

The Notes are issuable only in the form of fully registered Notes without coupons in the Authorized Denominations.  Subject to the conditions and upon the payment of charges provided in the Indenture, the Holder of any Note or Notes issued under the Indenture may, if not prohibited by law, surrender the same (together with a written instrument of transfer satisfactory to the Trustee duly executed by the Holder or his attorney duly authorized in writing) in exchange for an equal aggregate principal amount of Notes of any denominations authorized as above described.  This Note is transferable as provided in and subject to the provisions of the Indenture by the Holder in person or by the Holder’s attorney duly authorized in writing at the Designated Trust Office of the Trustee upon surrender of this Note accompanied by a duly executed instrument of transfer, in form and with guarantee of signature satisfactory to the Trustee, and upon payment of any governmental charges or taxes incident to such transfer. Upon any such transfer, a new Note or Notes in the same aggregate principal amount and of the same series, interest rate, and maturity will be issued to the transferee.  The Issuer and the Trustee may deem and treat the person in whose name this Note is registered as the absolute Holder hereof (whether or not this Note shall be overdue) for the purpose of receiving payment of, or on account of, the principal of, and interest due on this Note and for all other purposes, and the Issuer and the Trustee shall not be affected by any notice to the contrary.  Beneficial Ownership Interests in this Note may be transferred so long as the proposed resale, transfer, or other disposition of this Note is exempt from registration under the Securities Act.

The Notes are subject to redemption prior to the Stated Maturity Date under the following circumstances: (a) upon the prepayment by the Issuer of the Disbursement (but only to the extent of such prepayment) prior to the Stated Maturity Date on any Business Day after the expiration of the Initial No-Call Period, as further described in Section 4.07 of the Indenture; (b) upon an event of Special Redemption, as further described in Section 5.04 of the Indenture; and (c) if one of the following occurs: (i) the occurrence of a Bankruptcy Event (as defined in the Indenture), (ii) a downgrade by S&P of the rating of the Insurer below an investment grade rating of “A-/NAIC-1”, where the Issuer, using best efforts and with assistance from Servicer, has not replaced the Insurance Policy with an insurance policy issued by a new insurer with an investment-grade rating of “A-” or better within the 90-day period following the downgrade, or (iii) failure of the Insurer to pay a Residual Value Loss Amount by the Settlement Date in accordance with the terms of the Insurance Policy (as both terms are defined in the Indenture), including satisfaction of all conditions to such payment, as further described in Sections 5.01 and 5.02 of the Indenture.

The Holder of this Note shall have no right to enforce the provisions of the Indenture or this Note, or to institute action to enforce the covenants therein or herein, or to take any action with respect to any event of default under the Indenture, or to institute, appear in, or defend any suit or other proceedings with respect thereto except as provided in the Indenture. In certain events, on the conditions, in the manner, and with the effect set forth in the Indenture, the principal of all of the Notes issued under the Indenture and then outstanding may become or may be declared due and payable before the stated maturity thereof, together with interest accrued thereon.  Modifications or alterations of the Indenture, or of any supplements thereto, may be made only to the extent and in the circumstances permitted by the Indenture.

[Remainder of Page Intentionally Left Blank]

IT IS HEREBY CERTIFIED, RECITED, AND DECLARED that all acts, conditions, and things required to exist, happen, and be performed precedent to and in the issuance of this Note do exist, have happened, and have been performed in due time, form, and manner as required by applicable law in order to make this Note a valid and legal obligation of the Issuer and that the issuance of the Notes (subject to the terms hereof), together with all other obligations of the Issuer, does not exceed or violate any constitutional or statutory limitation applicable to the Issuer.

IN WITNESS WHEREOF, Carbon Revolution Operations Pty Ltd has caused this Note to be executed by its authorized representative by his or her manual signature, as of the Delivery Date set forth above.

Signed by Carbon Revolution Operations Pty Ltd ACN 154 435 355 in accordance with section 127 of the Corporations Act 2001 (Cth) by:

Signature of director	Signature of director/secretary

Name of director (print)	Name of director/secretary (print)

FORM OF TRUSTEE’S AUTHENTICATION CERTIFICATE

It is hereby certified that this Note has been issued under the provisions of the Indenture described in this Note; and that this Note has been issued as of the Delivery Date specified in this Note or in exchange for or replacement of a Note or Notes.

Dated: May 23, 2023

UMB Bank, National Association

By:
Name:
Title:

FORM OF ASSIGNMENT

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned Holder of this Note, or duly authorized representative or attorney thereof, hereby assigns this Note to _______________________________________ (Assignee’s Social Security or Taxpayer Identification Number) (Print or type Assignee’s name and address, including ZIP code) and hereby irrevocably constitutes and appoints ______________________________ attorney to transfer the registration of this Note on the Register with full power of substitution in the premises.

Dated:

Signature Guaranteed:

NOTICE: Signature(s) must be guaranteed by a member firm of the New York Stock Exchange or a commercial bank or trust company that is a participant in the Medallion Guarantee Program.	NOTICE: The signature above must correspond with the name of the Holder as it appears upon the front of this Note in every particular, without alteration or enlargement or any change whatsoever.

The following abbreviations, when used in the assignment above or on the face of the within Note, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM – as tenants in common
TEN ENT – as tenants by the entireties
JT TEN - as joint tenant with right of survivorship and not as tenants in common
UNIF GIFT MIN ACT _____ Custodian _____ under Uniform Gifts to Minors Act ______ (Minor) (Cust) (State)

Additional abbreviations may also be used though not in the list above.

NOTE RATE, MATURITY AND PAYMENT INFORMATION

Principal Amount	$60,000,000
Delivery Date:	May 23, 2023
Stated Maturity Date:	May 15, 2027
Rate of Interest:	8.50%
CUSIP:	14115D AA2

EXHIBIT B

Form of Investor Letter

May __, 2023

Carbon Revolution Operations Pty Ltd

UMB Bank, National Association

SWBC Investment Services, LLC

BurgherGray LLP

Re:	Carbon Revolution Operations Pty Ltd $60,000,000 Fixed Rate Senior Notes (Collateralized Loan Insurance Program), Series 2023-A

Ladies and Gentlemen:

The undersigned, __________, intends to purchase from Carbon Revolution Operations Pty Ltd (the “Issuer”) a $_______ portion of the Issuer’s above-referenced Fixed Rate Senior Notes (Collateralized Loan Insurance Program), Series 2023-A (the “Series 2023-A Notes”), either on its own behalf or on behalf of its customers (the purchasing entity or each customer is referred to herein as a “Purchaser”).  The Series 2023-A Notes will be issued pursuant to a Trust Indenture dated as of May 23, 2023 (the “Indenture”) between the Issuer and UMB Bank, National Association, as trustee (the “Trustee”). Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Indenture.

In connection with the purchase of the Series 2023-A Notes, the undersigned, each Purchaser hereby agrees to the following terms and conditions and makes the representations and warranties stated herein as of the date hereof with the express understanding that the truth and accuracy of the representations and warranties will be relied upon by the Issuer, SWBC Investment Services Capital Markets, as Placement Agent (the “Placement Agent”), Placement Agent’s counsel, and the Trustee:

1.          The Purchaser understands and acknowledges that the Series 2023-A Notes are being offered only in a transaction that does not require registration under the Securities Act or any other securities laws, that the Series 2023-A Notes will not be registered or qualified under the Securities Act or any other applicable securities laws and, unless so registered, may not be offered, sold or otherwise transferred except in compliance with the registration requirements of the Securities Act and any other applicable securities laws, pursuant to an exemption therefrom or in a transaction not subject thereto and in each case in compliance with the conditions for transfer set forth below.

2.          The Purchaser has received a copy of the Private Placement Memorandum dated May 23, 2023 (the “Private Placement Memorandum”) relating to the Series 2023-A Notes, and confirms that the Private Placement Memorandum was received prior to the time that the Purchaser entered into a “contract of sale” within the meaning of Rule 159 under the Securities Act (“Contract of Sale”) or otherwise became irrevocably committed to purchase the Series 2023-A Notes or alternatively that the Purchaser entered into a new Contract of Sale after the time that it received and reviewed the Private Placement Memorandum.

3.          The Purchaser is a Qualified Institutional Buyer or an Institutional Accredited Investor and is aware (and if it is acquiring the Series 2023-A Notes for the account of one or more Qualified Institutional Buyers or Institutional Accredited Investors, each is aware) that the Issuer and the Placement Agent are relying on the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) of the Securities Act, is acquiring the Series 2023-A Notes for its own account or for the account of one or more Qualified Institutional Buyers or Institutional Accredited Investors for whom it is authorized to act, in either case for investment purposes and not for distribution in violation of the Securities Act, is able to bear the economic risk of an investment in the Series 2023-A Notes and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of purchasing the Series 2023-A Notes.

4.          The Purchaser represents and warrants that, at the time it received the offer to acquire the Series 2023-A Notes, it was carrying on a business of providing finance, or investing or dealing in securities, in the course of operating in financial markets.

5.          Except as disclosed to the Issuer prior to the date of this letter, the Purchaser represents and warrants that, at the time it received the offer to acquire the Series 2023-A Notes, it did not know, or have reasonable grounds to suspect, that it was, or would become an Associate of the Issuer or any other person who was made an offer to acquire the Series 2023-A Notes whose identity was disclosed to the Purchaser.

In this paragraph 5, “Associate” has the meaning given such term in section 128F(9) of the Income Tax Assessment Act 1936 (Cth) (the “Tax Act”).

6.          The Purchaser acknowledges and agrees that it will provide to the Issuer, when reasonably requested by the Issuer, any factual information in the Purchaser’s possession or which the Purchaser is reasonably able to provide to assist the Issuer to demonstrate that:

(a)          the “public offer test” under section 128F of the Tax Act has been satisfied in relation to the Series 2023-A Notes; and

(b)          payments of interest under the Series 2023-A Notes are exempt from Australian withholding tax under section 128F of the Tax Act.

7.          None of the Issuer, the Insurer, the Trustee, the Placement Agent, or any of their respective Affiliates is acting as a fiduciary or financial or investment advisor for the Purchaser with respect to the purchase of the Series 2023-A Notes.  The Purchaser is not relying (for purposes of making any investment decision or otherwise) upon any advice, counsel or representations (whether written or oral) of the Issuer, the Insurer, the Trustee, the Placement Agent, or any of their respective Affiliates, except for representations in the Transaction Documents.

8.          Notwithstanding the foregoing in paragraph 7, the Purchaser has had the opportunity to ask questions of and receive answers from the Issuer and the Insurer concerning the purchase of the Series 2023-A Notes and all matters relating thereto or any additional information deemed necessary to its decision to purchase or acquire the Series 2023-A Notes.  The Purchaser has reviewed and has made its decision to invest on its review of the Indenture, the Proceeds Disbursing Agreement, the Insurance Policy and the PPM and on certain other information it has obtained and that it deems relevant to its investment in the Series 2023-A Notes.  The Purchaser has made its own independent review of credit and related matters applicable to the Issuer, the purchase and holding of the Series 2023-A Notes and otherwise to its investment in the Series 2023-A Notes.

9.          The Purchaser has relied primarily on the Insurance Policy and the Payment Reserve Fund held under the Indenture in making its analysis of the creditworthiness of the Series 2023-A Notes.

10.        The Purchaser understands that none of the Issuer, the Placement Agent, the Trustee or any other party makes any representation as to the proper characterization of the Series 2023-A Notes for legal investment or other purposes, or as to the ability of particular investors to purchase the Series 2023-A Notes for legal investment or other purposes, or as to the ability of particular investors to purchase the Series 2023-A Notes under applicable investment restrictions.

11.         The Purchaser has consulted with its own legal, regulatory, tax, business, investment, financial and accounting advisors to the extent it has deemed necessary and has made its own investment decision (including decisions regarding the suitability of any transaction pursuant to the Indenture) based upon its own judgment and upon any advice from such advisors as it has deemed necessary and not upon any view expressed by the Issuer, the Insurer, the Trustee, the Placement Agent, or any of their respective Affiliates.

12.         The Purchaser agrees to treat the Series 2023-A Notes as indebtedness for U.S. federal income tax and all applicable state and local income and franchise tax purposes in all tax filings, reports and returns and otherwise, and will not take, or participate in the taking of or permit to be taken, any action that is inconsistent with such tax treatment and tax reporting of the Series 2023-A Notes, unless required by applicable law.

13.         Unless the application of this section 13 has been removed by a change in law, if the Purchaser decides to resell or otherwise transfer such Series 2023-A Notes, then it agrees on its own behalf and on behalf of any investor account for which it is purchasing the Series 2023-A Notes, and each subsequent purchaser of the Series 2023-A Notes by its acceptance thereof, agrees, that it will resell or transfer such Series 2023-A Notes only to the Issuer or an Affiliate, or to a person whom the seller reasonably believes is a Qualified Institutional Buyer acquiring the Series 2023-A Notes for its own account or as a fiduciary or agent for others (which others must also be Qualified Institutional Buyers to whom notice is given that the resale or other transfer is being made in reliance on Rule 144A of the Securities Act and in accordance with any applicable United States state securities laws or other applicable securities laws of the relevant jurisdiction.

14.          The Purchaser understands and agrees that each certificate representing an interest in the Series 2023-A Notes shall include a legend similar to the following (the “Securities Legend”), unless determined otherwise in accordance with applicable law:

THE SERIES 2023-A NOTES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THE HOLDERS THEREOF ACKNOWLEDGE THAT THE SERIES 2023-A NOTES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT AND AGREE THAT THE SERIES 2023-A NOTES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT TO A PERSON WHOM THE HOLDER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A OF THE SECURITIES ACT OR PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, AND IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION, INCLUDING AUSTRALIA. THE OWNERS OF THE SERIES 2023-A NOTES AGREE THAT ANY TRANSFER OF THE SERIES 2023-A NOTES OR ANY INTEREST THEREIN WILL BE MADE IN ACCORDANCE WITH THE PROVISIONS OF THE INDENTURE.

NEITHER THE SERIES 2023-A NOTES (NOR ANY INTEREST THEREIN) MAY BE SOLD, TRANSFERRED OR ASSIGNED TO ANY AUSTRALIAN PERSON OR ENTITY.

ANY PURPORTED PURCHASE OR TRANSFER OF ANY INTEREST IN A SERIES 2023-A NOTE BY A PURCHASER OR TO A TRANSFEREE THAT DOES NOT COMPLY WITH THE FOREGOING SHALL BE NULL AND VOID AB INITIO.

15.          Unless the Securities Legend has been removed from the Series 2023-A Notes, the Purchaser agrees to notify each transferee of the Series 2023-A Notes or of any Beneficial Ownership Interest or other interest therein of the deemed representations described herein and that such transferee will be deemed to have agreed to notify its subsequent transferees as to the foregoing.

16.          The Purchaser certifies, as provided on the legend set forth on the Series 2023-A Note (the “ERISA Restricted Legend”), as follows:

EITHER PURCHASER (A) IS NOT AN EMPLOYEE BENEFIT PLAN OR OTHER PLAN SUBJECT TO TITLE I OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED (“ERISA”), SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”), OR SIMILAR LAW (EACH, A “PLAN”) AND THAT IT IS NOT ACQUIRING THE SERIES 2023-A NOTES DIRECTLY OR INDIRECTLY FOR, OR ON BEHALF OF, A PLAN OR ANY ENTITY WHOSE UNDERLYING ASSETS ARE DEEMED TO BE PLAN ASSETS OF SUCH A PLAN; OR PURCHASER’S (B) PURCHASE, OWNERSHIP OR DISPOSITION OF SUCH SERIES 2023-A NOTE WILL NOT CONSTITUTE OR RESULT IN A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE (OR, IN THE CASE OF A GOVERNMENTAL PLAN, CHURCH PLAN OR FOREIGN PLAN, ANY VIOLATION OF SIMILAR LAW) NOR SUBJECT THE TRUSTEE, THE ISSUER, THE PLACEMENT AGENT, THE INSURER OR THE PURCHASER OF THE SERIES 2023-A NOTES TO ANY OBLIGATION NOT AFFIRMATIVELY UNDERTAKEN IN WRITING.  PURCHASER UNDERSTANDS THAT ANY PURPORTED PURCHASE OR TRANSFER OF ANY INTEREST IN THIS SERIES 2023-A NOTE BY PURCHASER OR TO A TRANSFEREE THAT DOES NOT COMPLY WITH THE FOREGOING SHALL BE NULL AND VOID AB INITIO.

17.        The Purchaser acknowledges that the Issuer, the Placement Agent and others will rely upon the truth and accuracy of the foregoing acknowledgments, representations and agreements and agrees that, if the Purchaser cease to qualify as a Qualified Institutional Buyer or an Institutional Accredited Investor, it will promptly notify the Placement Agents and the Issuer.  If it is acquiring any Series 2023-A Notes as a fiduciary or agent for one or more investor accounts, it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgments, representations and agreements on behalf of each such account.

18.       The Purchaser agrees to indemnify the Placement Agent, the Trustee, the Insurer and the Issuer against any and all liability that may result if any transfer of such Series 2023-A Note is not made by the Purchaser in a manner consistent with the transfer restrictions in the Indenture.

19.         Neither the undersigned nor anyone acting on its behalf has (a) offered, pledged, sold, disposed of or otherwise transferred the Series 2023-A Notes, any interest in the Series 2023-A Notes or any other similar security to any Person in any manner; (b) solicited any offer to buy or accept a pledge, disposition or other transfer of the Series 2023-A Notes, any interest in the Series 2023-A Notes or any other similar security from any Person in any manner; (c) otherwise approached or negotiated with respect to the Series 2023-A Notes, any interest in the Series 2023-A Notes or any other similar security with any Person in any manner; (d) made any general solicitation by means of general advertising or in any other manner; or (e) taken any other action, that (in the case of any of the acts described in clauses (a) through (d) above) would constitute a distribution of the Series 2023-A Notes under the Securities Act, would render the disposition of the Series 2023-A Notes a violation of Section 5 of the Securities Act or any state securities law or would require registration or qualification of the Series 2023-A Notes pursuant thereto.

20.        The Purchaser recognizes that an investment in the Series 2023-A Notes involves significant risks.  The Purchaser understands that there is no established market for the Series 2023-A Notes and that none will develop and, accordingly, that the Purchaser must bear the economic risk of an investment in the Series 2023-A Notes for an indefinite period of time.

21.         The Purchaser agrees that the Purchaser is bound by and will abide by the provisions of the Indenture and the restrictions on transfer of the Series 2023-A Notes and interests therein in the legends on the face of the Series 2023-A Notes and in the Private Placement Memorandum.  The Purchaser agrees that it will provide to each person to whom it transfers Series 2023-A Notes notice of the restrictions on transfer of the Series 2023-A Notes.

22.       The Purchaser acknowledges that any proposed assignee of a beneficial ownership interest in the Series 2023-A Notes will be deemed under the Indenture to have made agreements and representations substantially similar to those set forth above.  The Purchaser understands that each of the Series 2023-A Notes will bear a legend restricting transfer of the Series 2023-A Notes substantially to the effect set forth in the Private Placement Memorandum under the caption “NOTICE TO INVESTORS.”

23.         The interpretation of the provisions hereof shall be governed and construed in accordance with the laws of the State of New York.

24.         If the Purchaser is acquiring any Series 2023-A Notes as a fiduciary or agent for one or more investor accounts, the Purchaser represents that it has sole investment discretion with respect to each such account and that it has full power to make on behalf of such account the representations, confirmations, acknowledgments and agreements set forth in this PPM.

25.         This Investor Letter will be deemed valid for the institution named on this signature page.  If there are additional institutions (e.g., subaccounts or mutual funds) to be covered by this this letter, the undersigned will provide a list of such institutions.

Purchaser Name:

By:
Name:
Title:

EXHIBIT C

Notice to Authenticate and Release Series 2023-A Notes

May 23, 2023

Carbon Revolution Operations Pty Ltd, as issuer (the “Issuer”) of the $60,000,000 Fixed Rate Senior Notes, Series 2023-A (Collateralized Loan Insurance Program) (the “Series 2023-A Notes”) pursuant to a Trust Indenture, between the Issuer and UMB Bank, National Association, as trustee (the “Trustee”), dated as of May 23, 2023 (the “Indenture”), hereby provides as follows:

1.	All conditions precedent to the issuance of the Series 2023-A Notes have occurred.

2.	The Issuer hereby directs the Trustee to authenticate the Series 2023-A Notes.

3.
After the Series 2023-A Notes have been authenticated, the Issuer hereby directs the Trustee to make the Series 2023-A Notes available for delivery to DTC through the FAST system upon payment to the Trustee by the Placement Agent for the account of the Issuer of the sum of $60,000,000.

[Signature Page Follows]

C-1

The undersigned hereby executes this Notice to Authenticate and Release Series 2023-A Bonds, as of the date first set forth above.

Signed by Carbon Revolution Operations Pty Ltd ACN 154 435 355 in accordance with section 127 of the Corporations Act 2001 (Cth) by:

Signature of director	Signature of director/secretary

Name of director (print)	Name of director/secretary (print)

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EXHIBIT D

Breakdown of Deposits to
Insurance Premium Fund

[to be provided post-closing]

D-1

EXHIBIT E
Schedule of Fees and Expenses

[See attached]

E-1

EXHIBIT F

ISSUER’S NOTICE OF PREPAYMENT REDEMPTION

[Date of Notice]
UMB Bank, National Association, as Trustee
100 William Street, Suite 1850
New York, NY 10038
Attn: Corporate Trust Department – Julius Zamora
Email: Julius.Zamora@umb.com

Newlight Capital, as Servicer
1135 Kildaire Farm Road, Suite 200
Cary, North Carolina 27511
Attn:
Email:

Re:	Prepayment Redemption of Series 2023-A Notes

Ladies and Gentlemen:

We refer to the Trust Indenture dated as of May 23, 2023 (as amended from time to time, the “Indenture”), between UMB Bank, National Association, as trustee (the “Trustee”), and Carbon Revolution Operations Pty Ltd, a company limited by shares and incorporated in Australia, as issuer (the “Issuer”), pursuant to which the Issuer, on such date, issued its Carbon Revolution Operations Pty Ltd Fixed Rate Senior Notes, Series 2023-A  (Collateralized Loan Insurance Program) in the aggregate principal amount of $60,000,000 (the “Series 2023-A Notes”).

On May 23, 2023, the Trustee, as disbursing agent (the “Disbursing Agent”) made a Term Advance (as defined in the Proceeds Disbursing Agreement) of the proceeds of the Series 2023-A Notes to the Issuer pursuant to the Proceeds Disbursing and Security Agreement, by and among the Disbursing Agent, the Issuer, the entities serving as co-obligors with the Issuer (together with the Issuer, the “Co-Obligors”), as defined in the below-defined Proceeds Disbursing Agreement, and Newlight Capital LLC, as servicer and collateral agent for the benefit of the Trustee (the “Servicer”), dated as of May 23, 2023 (the “Proceeds Disbursing Agreement”).

Pursuant to Section 4.08 of the Indenture and Section [___________] of the Proceeds Disbursing Agreement, we are writing to notify you of (i) the election of the Issuer to prepay the Disbursement in the principal amount of $________ and (ii) the corresponding Prepayment Redemption (as defined in the Indenture) of the Series 2023-A Notes pursuant to Sections 4.07 and 4.08 of the Indenture, as follows:

1.	Prepayment Redemption Date: _______ __, 202_.

2.	Principal amount of the Series ________ Notes to be redeemed: $__________,

F-1

We hereby request that you send the notice of redemption to DTC.

Sincerely yours,

By:
Name:
Title:

F-2

EXHIBIT G

Trustee’s Notice of Prepayment Redemption to DTC
on behalf of Holders of the Notes

$60,000,000
Carbon Revolution Operations Pty Ltd
Fixed Rate Senior Notes, Series 2023-A
(Collateralized Loan Insurance Program)
(the “Notes”)

CUSIP	Maturity	Cert No.	Rate	Amount

To:	The Depository Trust Company, on behalf of the Holders of the Notes

THIS NOTICE OF PREPAYMENT REDEMPTION CONTAINS IMPORTANT INFORMATION THAT MAY BE OF INTEREST TO THE REGISTERED AND BENEFICIAL HOLDERS OF THE ABOVE-REFERENCED NOTES. PLEASE EXPEDITE RE-TRANSMITTAL OF THIS NOTICE OF PREPAYMENT REDEMPTION TO SUCH HOLDERS IMMEDIATELY. YOUR FAILURE TO ACT PROMPTLY IN COMPLIANCE WITH THIS PARAGRAPH MAY IMPAIR THE OPPORTUNITY FOR THE REGISTERED AND BENEFICIAL HOLDERS ON WHOSE BEHALF YOU ACT TO TAKE ANY ACTION THEY DEEM APPROPRIATE CONCERNING THE MATTERS DESCRIBED IN THIS NOTICE OF PREPAYMENT REDEMPTION

On May 23, 2023, Carbon Revolution Operations Pty Ltd (the “Issuer”) issued the Notes pursuant to a Trust Indenture between the Issuer and UMB Bank, National Association, as trustee (the “Trustee”), dated as of May 23, 2023 (as amended, restated, supplemented or otherwise modified, the “Indenture”).  Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Indenture.

Pursuant to Sections 2.13 and 4.07 of the Indenture: (i) the Notes are subject to Prepayment Redemption by the Issuer, in whole or in part, prior to the Stated Maturity Date, on any Business Day after expiration of the Initial No-Call Period, if the Issuer elects to prepay the amounts due on the Disbursement; (ii) the Co-Obligors have the option to prepay amounts due under the Proceeds Disbursing Agreement after the expiration of the Initial No-Call Period; and (iii) in the event of such prepayment, the Notes will be similarly prepaid.

In accordance with Section 4.08 of the Indenture, the Trustee hereby informs you of the following:

G-1

(a)          it has received notice from the Issuer (a copy of which is attached hereto as Exhibit A) of the election of the Co-Obligors to prepay the Disbursement under the Proceeds Disbursing Agreement;

(b)          as a result of such election to prepay the Disbursement, the Issuer is prepaying the Notes pursuant to a Prepayment Redemption;

(c)          the Prepayment Redemption Date for the Notes shall be _______ __, 202_; and

(d)          the amount of the Notes to be redeemed on the Prepayment Redemption Date shall be _________.

The Trustee may conclude that a specific response to a particular inquiry from any individual Holder is not consistent with equal and full dissemination of material information to all Holders. Holders should not rely on the Trustee as their sole source of information. In giving this Notice of Prepayment Redemption, the Trustee makes no recommendation or gives any investment, accounting, financial, legal or tax advice by or on behalf of UMB Bank, National Association, or its directors, officers, agents, attorneys or employees as to the matters set forth above or the Notes generally. Holders should consult their own professionals regarding matters related to the contents of this Notice of Prepayment Redemption.

Questions regarding the matters addressed in this Notice of Prepayment Redemption may be directed to the Trustee by contacting the Trustee’s _____________ at (___) ___-____.

Dated: _________ __, 202_

UMB Bank, National Association, solely as Trustee

G-2

EXHIBIT H

Copy of Insurance Policy Binder

[see attached]

H-1